UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of July 2014

Commission File Number 000-12790

ORBOTECH LTD.

(Translation of Registrant’s name into English)

7 SANHEDRIN BOULEVARD, NORTH INDUSTRIAL ZONE, YAVNE 8110101, ISRAEL

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒              Form 40-F  ☐

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

The information on this Form 6-K, including the exhibits attached hereto, shall not be deemed ‘filed’ for purposes of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Securities Exchange Act of 1934.

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Results of 2014 Annual General Meeting

At the 2014 Annual General Meeting of shareholders of Orbotech Ltd. (the “Company”), held on July 10, 2014, all proposals were approved and all resolutions were adopted.

Preliminary Financial Results for the Second Quarter of 2014

On July 15, 2014, the Company re-confirmed that it expects revenue for the quarter ended June 30, 2014 to be between $110 million and $115 million. The above preliminary results are subject to completion of the Company’s normal quarterly closing and control procedures, which could result in variations from these preliminary estimates.

On July 15, 2014, SPTS Technologies Group Limited (“SPTS”) announced that it expects revenue for the quarter ended June 30, 2014 to be between $40 million and $42 million. The above preliminary results are calculated in accordance with U.K GAAP without reconciliation to U.S. GAAP and are subject to completion of SPTS’ normal quarterly closing and control procedures, which could result in variations from these preliminary estimates.

Due to the preliminary nature of these foregoing estimated results, investors are cautioned not to put undue reliance on them.

Lender Presentation and Memorandum

On July 15, 2014, the Company made available to potential lenders certain information regarding its business and operations, including with respect to its proposed acquisition of SPTS. Portions of that information are attached hereto as Exhibit 99.1, Exhibit 99.2 and Exhibit 99.3 and are incorporated herein by reference.

The proposed acquisition of SPTS and the financing in connection therewith are expected to close at the end of July or early August 2014.

Cautionary Statement Regarding Forward-Looking and Other Statements

Except for historical information, the matters discussed in this report on Form 6-K are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These statements relate to, among other things, future prospects, developments and business strategies and involve certain risks and uncertainties. The words “anticipate,” “believe,” “could,” “will,” “plan,” “expect” and “would” and similar terms and phrases, including references to assumptions, have been used in this report on Form 6-K to identify forward-looking statements. These forward-looking statements are made based on management’s expectations and beliefs concerning future events affecting the Company and SPTS and are subject to uncertainties and factors relating to the Company’s and SPTS’s operations and business environment, all of which are difficult to predict and many of which are beyond the Company’s control. Many factors could cause the actual results to differ materially from those projected including, without limitation, the completion, timing, terms and anticipated benefits of the acquisition of SPTS and the related financing transactions; the timing and impact of conversion of SPTS’s financial statements from U.K. GAAP to U.S. GAAP and the Company’s ability to switch SPTS to a U.S. GAAP reporting regimen; the Company’s ability to effectively integrate and operate

SPTS’s business following the acquisition, the timing, terms and success of any other strategic or other transaction, cyclicality in the industries in which the Company or SPTS operates, the Company’s and SPTS’s production capacity, timing and occurrence of product acceptance (the Company defines ‘bookings’ as purchase arrangements with customers that are based on mutually agreed terms which, in some cases, may still be subject to completion of written documentation and may be changed or cancelled by the customer, often without penalty), fluctuations in product mix, worldwide economic conditions generally, especially in the industries in which the Company or SPTS operate, the timing and strength of product and service offerings by the Company, SPTS and each of their competitors, changes in business or pricing strategies, changes in the prevailing political and regulatory framework in which the relevant parties operate or in economic or technological trends or conditions, including currency fluctuations, inflation and consumer confidence, on a global, regional or national basis, the level of consumer demand for sophisticated devices such as smartphones, tablets and other electronic devices, the final outcome and impact of the criminal matter and ongoing investigation in Korea, including its impact on existing or future business opportunities in Korea and elsewhere, any civil actions related to the Korean matter brought by third parties, including the Company’s customers, which may result in monetary judgments or settlements, expenses associated with the Korean matter, the security situation in Israel, including the possibility of a ground war or other armed conflicts or hostilities and other risks detailed in the Company’s SEC reports, including the Company’s Annual Report on Form 20-F for the year ended December 31, 2013, and subsequent SEC filings. The failure to complete the acquisition of SPTS could have a materially adverse effect on the Company’s financial condition and results and could negatively impact the Company’s share price. The Company assumes no obligation to update the information in this report on Form 6-K to reflect new information, future events or otherwise, except as required by law.

All financial information in this report on Form 6-K related to SPTS, including forward-looking estimates based or derived therefrom, is based on SPTS’s financial statements prepared in accordance with U.K. GAAP. U.K. GAAP differs in certain important respects from U.S. GAAP, the basis for the Company’s financial reporting. Neither SPTS nor the Company has begun a reconciliation of SPTS’s financial statements from U.K. to U.S. GAAP and therefore cannot quantify the differences, which may be material. In addition, the Company will account for the acquisition under the purchase method of accounting, which will result in a new valuation for the assets and liabilities of SPTS. The new basis of accounting will be based on the estimated value of the assets and liabilities on the closing date of the acquisition. The Company will not be preparing any pro forma information for the acquisition and financing until the reconciliation and valuation estimates have been prepared.

There are references in this report on Form 6-K to non-GAAP measures. For more information about how the Company determines and uses such non-GAAP measures, see the Company’s filings with the SEC.

Exhibit 99.1

•	Certain information presented to potential lenders, July 15, 2014.

Exhibit 99.2

•	Certain information presented to potential lenders, July 15, 2014.

Exhibit 99.3

•	Audited financial statements of SPTS Technologies Group Limited for the five months ended December, 31, 2011 and for the years ended December 31,2012 and 2013, and interim financial statements of SPTS Technologies Group Limited for the three months ended March 31, 2013 and 2014.

Exhibit 99.1

Except for historical information, the matters discussed in the Evaluation Material are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These statements relate to, among other things, future prospects, developments and business strategies and involve certain risks and uncertainties. The words “anticipate,” “believe,” “could,” “will,” “plan,” “expect” and “would” and similar terms and phrases, including references to assumptions, have been used in the Evaluation Material to identify forward-looking statements. These forward-looking statements are made based on management’s expectations and beliefs concerning future events affecting Orbotech and SPTS and are subject to uncertainties and factors relating to Orbotech’s and SPTS’s operations and business environment, all of which are difficult to predict and many of which are beyond Orbotech’s control. Many factors could cause the actual results to differ materially from those projected including, without limitation, the completion, timing, terms and anticipated benefits of the acquisition of SPTS and the related financing transactions; the timing and impact of conversion of SPTS’s financial statements from U.K. GAAP to U.S. GAAP and the Company’s ability to switch SPTS to a U.S. GAAP reporting regime; Orbotech’s ability to effectively integrate and operate SPTS’s business following the acquisition, the timing, terms and success of any other strategic or other transaction, cyclicality in the industries in which Orbotech or SPTS operates, Orbotech’s and SPTS’s production capacity, timing and occurrence of product acceptance (Orbotech defines ‘bookings’ as purchase arrangements with customers that are based on mutually agreed terms which, in some cases, may still be subject to completion of written documentation and may be changed or cancelled by the customer, often without penalty), fluctuations in product mix, worldwide economic conditions generally, especially in the industries in which Orbotech or SPTS operate, the timing and strength of product and service offerings by Orbotech, SPTS and each of their competitors, changes in business or pricing strategies, changes in the prevailing political and regulatory framework in which the relevant parties operate or in economic or technological trends or conditions, including currency fluctuations, inflation and consumer confidence, on a global, regional or national basis, the level of consumer demand for sophisticated devices such as smartphones, tablets and other electronic devices, the final outcome and impact of the criminal matter and ongoing investigation in Korea, including its impact on existing or future business opportunities in Korea and elsewhere, any civil actions related to the Korean matter brought by third parties, including Orbotech’s customers, which may result in monetary judgments or settlements, expenses associated with the Korean matter, the security situation in Israel, including the possibility of a ground war or other armed conflicts or hostilities and other risks detailed in Orbotech’s SEC reports, including Orbotech’s Annual Report on Form 20-F for the year ended December 31, 2013, and subsequent SEC filings. The failure to complete the acquisition of SPTS could have a materially adverse effect on Orbotech’s financial condition and results and could negatively impact Orbotech’s share price.

All financial information in the Evaluation Material related to SPTS, including forward-looking estimates based or derived therefrom, is based on SPTS’s financial statements prepared in accordance with U.K. GAAP. U.K. GAAP differs in certain important respects from U.S. GAAP, the basis for Orbotech’s financial reporting. Neither SPTS nor Orbotech has begun a reconciliation of SPTS’s financial statements from U.K. to U.S. GAAP and therefore cannot quantify the differences, which may be material. In addition, Orbotech will account for the acquisition under the purchase method of accounting, which will result in a new valuation for the assets and liabilities of SPTS. The new basis of accounting will be based on the estimated value of the assets and liabilities on the closing date of the acquisition. Orbotech will not be preparing any pro forma information for the acquisition and financing until the reconciliation and valuation estimates have been prepared.

There are references in the Evaluation Material to non-GAAP measures. For more information about how Orbotech and SPTS determine and use such non-GAAP measures, see Orbotech’s filings with the SEC and the Annex to the Evaluation Material.

CONFIDENTIAL

2.	Executive Summary

Transaction Overview

On July 7, 2014, Orbotech Ltd. (“Orbotech” or the “Company”), a leading provider of production, inspection and testing equipment for the electronics manufacturing industry, announced a definitive share sale agreement to acquire the entire issued share capital of SPTS Technologies (“SPTS”) for $371mm (the “Transaction”). The Combined Business will join Orbotech’s yield enhancing and production solutions for printed circuit boards (“PCB”) and flat panel displays (“FPD”) with SPTS’ industry leading manufacturing equipment and process know-how for advanced semiconductor packaging (“advanced packaging”) and micro-electrical-mechanical systems (“MEMS”). The Transaction and financing are expected to close in late July or early August 2014.

Through this acquisition, Orbotech expects to accelerate the execution of its growth and diversification strategy, and is moving up the electronics value chain. By building on SPTS’ technological and commercial leadership position, Orbotech will be able to expand its offering of innovative and differentiated solutions for the most demanding micro manufacturing applications at the very heart of consumer electronics’ drive for ever higher performance at ever lower cost. Moreover, the combination will expand Orbotech’s presence in Europe and North America and provide SPTS with a greater reach throughout the Pacific region, particularly in China.

Post-acquisition, Orbotech expects to benefit from improved scale and a stable financial profile. The Transaction will bring together the strong services business and significant operating leverage of Orbotech with SPTS’ short R&D cycle times. SPTS will further diversify Orbotech’s existing revenue base with its foothold in rapidly growing niche markets and complementary geographies. The Transaction is expected to result in meaningful margin improvement for the Combined Business.

The Transaction will be funded with a combination of cash from the balance sheet and a new $300mm First Lien Term Loan B (“Term Loan B”). After giving effect to the Term Loan B borrowing, the total leverage of the Combined Business would be approximately 2.9x and 1.7x (on a net basis), based on trailing twelve month Combined Business Adjusted EBITDA of $102mm as of 3/31/2014.

Orbotech expects to continue its conservative financial approach and will seek to de-lever the balance sheet following closing.

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Sources and Uses

Orbotech intends to use the proceeds from the term loan B, together with cash on hand, to pay the acquisition consideration and related fees and expenses. While actual amounts of sources and uses are expected to differ as of the date of the acquisition due to, among other factors, the cash balance at closing and the actual amount of fees and expenses, the following table summarizes the estimated sources and uses of funds in connection with the acquisition as if it had occurred on March 31, 2014.

Sources and uses ($ in millions)

Sources	$mm	Uses	$mm
New term loan B	$300.0	Purchase price of SPTS	$371.0
Cash from balance sheet	87.5	Transaction expenses	15.0
		OID	1.5

Total sources	$387.5	Total uses	$387.5

Capitalization

Combined Business capitalization

	Current standalone		Combined Business
$mm	3/31/14	x Adjusted EBITDA	3/31/14	x Adjusted EBITDA[1]
Cash	$212		$125
New Term Loan B	—	0.0x	300	2.9x
Total debt	$0	0.0x	$300	2.9x
Net debt			$175	1.7x

[1]	Combined company Adjusted EBITDA for LTM Mar-14 was $102mm. Adjusted EBITDA isas defined in financial section

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Summary Description of the Senior Secured Term Loan B

Summary terms

Borrower	Orbotech Inc.

Tranche	Term Loan B

Amount	$300 million

Tenor	6 years

LIBOR Spread	L + 375 bps

LIBOR Floor	1.00%

OID	99.5 area

Call Protection	101 soft call for first 6 months

Security	Subject to exclusions and limitations to be agreed, the Term Loan B will be secured by (a) a perfected first priority security interest in substantially all tangible and intangible assets of the Borrower and each Guarantor, including SPTS (including, without limitation, intellectual property, real property and all of the capital stock of its direct subsidiaries and (b) a perfected first priority pledge of all the capital stock of the Borrower and each Guarantor (excluding Orbotech Ltd.), provided that in the case of stock of any foreign subsidiary of the Borrower or any other U.S. loan party, the stock pledge will be limited to 65% of the voting stock of such foreign subsidiary.

Guarantors	Orbotech Ltd. and all existing and future material subsidiaries of Orbotech Ltd., organized under the laws of Israel, England and Wales and the United States (excluding the Borrower and any non-U.S. subsidiaries of U.S. subsidiaries of Orbotech Ltd.) subject to exceptions to be agreed.

Use of proceeds	To fund in part the acquisition of SPTS Technologies, repay existing indebtedness and to pay fees & expenses

Amortization	1% per annum, payable quarterly; bullet at maturity

Incremental facility	Greater of $100 million and an amount that does not exceed 1.75x of Combined Business senior secured leverage

Mandatory prepayments

•   100% of net cash proceeds from non-ordinary course sale / disposition by Orbotech Ltd. and its subsidiaries (subject to exceptions and reinvestment rights)

•   100% of net cash proceeds from issuances or incurrences of debt by Orbotech Ltd. and its subsidiaries (other than permitted indebtedness)

•   At any time until the first anniversary of the closing date, 100% of net cash proceeds from issuance of any equity securities or hybrid equity securities by Orbotech Ltd. and its subsidiaries

•   50% of ECF (with step-downs to 25% and 0% at leverage ratios of 1.25x, 0.75x)

Financial covenants	None

Negative covenants	• Liens: $40mm general basket, liens up to 1.75x Combined Business leverage • Debt: $60mm plus unsecured up to 2.50x Combined Business leverage

Sole lead arranger	J.P. Morgan Securities LLC

Admin Agent	JPMorgan Chase Bank

Governing Law	New York Law, except for certain collateral documents governed by Israeli or English law

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Orbotech Overview

Orbotech is a leading provider of yield-enhancing and production solutions, primarily for manufacturers of printed circuit boards (“PCB”), flat panel displays (“FPD”) and other electronic components. Founded in 1981, Orbotech currently has over 1,650 employees in more than 40 locations globally. The Company’s products include automated optical inspection (“AOI”), automated optical repair (“AOR”), laser direct imaging (“LDI”) and other production systems used in the manufacture of PCBs and other electronic components as well as AOI, test, repair and process monitoring systems used in the manufacture of FPDs. The Company also markets computer-aided manufacturing (“CAM”) and engineering solutions for PCB production. In addition, through Orbograph Ltd. (“Orbograph”), the Company develops and markets character recognition solutions to banks, financial and other payment processing institutions; and, through Orbotech LT Solar, LLC (“OLTS”), is engaged in the research, development and marketing of products for the deposition of anti-reflective coating on crystalline silicon photovoltaic wafers for solar energy panels. Additionally, Orbotech has made an early entry into electronic components manufacturing by adapting its AOI, AOR and other solutions for use in the manufacturing of touch screens and the packaging of integrated circuits.

Throughout its history, Orbotech has been a model of innovation. The Company is supported by over 500 patents and patent applications and by a staff of over 400 scientists and engineers.

Orbotech is publically traded on NASDAQ since 1984, with a market capitalization of approximately $650mm (as of 11th July 2014)

For the trailing twelve month period ended 3/31/2014, Orbotech generated $449mm in revenue and $66mm in Adjusted EBITDA (as defined in the financial section).

SPTS Overview

SPTS designs, manufactures, sells and supports etch, physical vapor deposition (“PVD”), chemical vapor deposition (“CVD”) and thermal processing equipment. The primary end market applications of its equipment include micro-electromechanical systems (“MEMS”) and advanced packaging which is used in a variety of consumer products including smartphones, cars and biomedical devices.

SPTS and its predecessor companies have a 30 year history of operations. SPTS began its current operations as an independent company following a management buy-out in 2011 and is headquartered in the UK. It currently has approximately 470 employees and operates a global sales and services footprint across Europe, North America and Asia. SPTS has a demonstrated track record of innovation to the semiconductor industry, and currently has a library of 350+ process recipes to offer its clients. SPTS has grown its installed base to over 4,000 systems in production worldwide.

SPTS is a clear leader in its operating segments and has long-term relationships with market leaders in MEMS, Power, RF and high brightness LED device manufacturers, as well as the top five advanced packaging OSATs (outsource assembly and testing) globally.

For the trailing twelve month period ended 3/31/2014, SPTS generated $154mm in revenue and $36mm in EBITDA.

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3.	Key Business Highlights

Large and Growing Markets

Orbotech and SPTS both target high growth end markets that are expected to drive continued demand for their products and technologies.

Orbotech

PCB and FPD, the primary end markets of Orbotech’s solutions, are widely used in a variety of consumer goods, medical devices, military and aerospace equipment. Demand for these products is expected to drive annual growth of Orbotech’s PCB and FPD business. PCB growth is expected to be derived from the mobile related segment, 4G deployments in China, new opportunities for DI for Solder Mask, UV Drilling and Deposition Repair. FPD growth is expected to be driven primarily by significant investment in China for large displays (G8/8.5) and the next wave of investments for small/mid ultra high resolution displays.

Source: Management & industry estimates

SPTS

Increasing demand for MEMS technology is expected to come from diverse industries such as automotive, consumer electronics, health, biomedical devices and even the Internet of Things – the connectivity of everything. Growth in MEMS device volumes, today, is primarily driven by increasing attach rates of MEMS sensors in smartphones and tablets. However, the underlying demand in the automotive sector as “smart” cars take to the highway will soon overtake the overall volume demand for MEMS devices. Increasing demand for cost-effective improvement in MEMS products’ physical performance and intelligence is expected to drive the long term need for capital equipment investment.

Packaging technology is evolving quickly in the semiconductor industry with increased equipment spend. The key factors driving the technology shift toward a focus on packaging is the ever increasing demand for smaller, faster (i.e., more functional capability) and less expensive devices. Sub-factors include: (i) reducing packaging costs, (ii) end-markets/applications (High-end smartphones, tablets and consumer electronics will need to continue to provide more and more content/functionality), (iii) ecosystem (all related market players will need to improve capabilities) and (iv) standardization.

Source: Management & industry estimates. Chart created by JP Morgan based on a research report published by Gartner Inc. entitled Forecast: MEMS Semiconductor Sensors, by Type and Application, Worldwide, 2013 (September, 2013). The Gartner report represents data, research opinion or viewpoints published by Gartner that are not representations of fact. Such report speaks as of its original publication date and the opinions expressed in such report are subject to change without notice

¹	Excludes Under Bump Metalization (“UBM”)

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Altogether, the Combined Business should benefit from continued growth in high end consumer electronics, including tablets, smartphones and high definition televisions. The projected double digit market growth for these devices is expected to be largely attributable to continued technological innovation aiming to extend Moore’s Law – the driver behind doubling performance every 18 months. There is also expected to be increased exposure to new markets, notably China and the BRIC countries. Production of higher end electronics requires high performance, high efficiency components which consumers are increasingly demanding at lower costs. This dynamic increases the need for advanced manufacturing processes as well as yield and cost management solutions, which Orbotech is well positioned to provide.

Market growth in consumer electronics

Source: IDC’s WW Quarterly Mobile Phone Tracker, 1Q 2014

Source: IDC’s WW Quarterly Tablet Tracker, 1Q 2014

Clear Market Leadership

Orbotech is a premier supplier of yield enhancing and production solutions with the largest installed base in its key PCB and FPD products. With system installations in the manufacturing process of all of the major electronic brands, virtually every electronic device in the world is produced using Orbotech systems. As of December 31, 2013, Orbotech’s installed base had grown to approximately 11,500 and 1,700 PCB and FPD systems, respectively.

Orbotech has leading positions in its markets of operations, as described below:

Printed circuit boards

Products	Key competitors
Automated optical inspection	Camtek
Automated optical repair	-
Laser direct imaging	ORC Imaging, Dainnipon Screen, Hitachi and Fujifilm
Computer-aided manufacturing	Ucamco, Zuken
Inkjet	MicroCraft, Xeili

FPD

Products	Key competitors
Automated optical inspection	HB technology, FAVITE and LGPRI, 3I
Testing	Applied Materials, LGPRI
Repair	Charm

For more information about our electronic components manufacturing and solar business, please refer to our 20-F or Lender Presentation.

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SPTS is an established market leader in providing advanced packaging and MEMS solutions. This leadership is demonstrated by its long standing relationships with the top five advanced packaging outsource, assembly and testing companies (“OSAT”s) and its significant portfolio of process library positions with a wide range of MEMS customers. SPTS has grown its installed base to over 4,000 systems as of December 31, 2013.

SPTS has leading positions in its markets of operations, as described below:

Advanced packaging

Products	Key competitors
Etch, TSV, VR	Lam Research, Applied Materials, AMEC
PVD UBM	Oerlikon, Applied Materials
DCVD VR	Applied Materials, Lam Research

MEMS

Products	Key competitors
Etch, TSV, VR	Lam Research, Applied Materials, Amec
PVD UBM	Oerlikon, Applied Materials
DCVD VR	Applied Materials, Lam Research

Technology Leadership

Orbotech and SPTS have been at the forefront of innovation, leveraging experience, industry expertise and significant reinvestment to achieve market leading positions. Today, Orbotech’s business is supported by a staff of over 400 scientists and engineers and by a portfolio of more than 500 patents and patent applications.

SPTS employs approximately 100 engineers to develop its proprietary technologies and innovative design processes. SPTS has over 500 patents related to etch, PVD, DCVD and thermal processing equipment. These technologies have allowed SPTS to offer highly differentiated, superior performing solutions relative to other advanced packaging and MEMS equipment providers, securing its market leading position and a clear competitive advantage. SPTS has stayed ahead of the changing technological landscape, remaining active across several advanced packaging technologies and positioning itself to take advantage of the transition from wire bonding to 2.0D micro bumping (UBM) to 2.5D and, eventually, 3.0D through silicon via (TSV) formation.

Diversified Customer Base with Long-Standing Relationships

Together, Orbotech and SPTS will combine two industry leading, complementary customer bases within which each has long standing, established relationships. Virtually every electronic device in the world is produced using Orbotech systems, with sales spread across Asia, North America and Europe.

Similarly, SPTS has long-standing relationships with the market leaders in the MEMS, Power, Radio Frequency (“RF”) and other related markets. In addition, SPTS has long-standing current engagements with each of top five advanced packaging OSATs. SPTS is engaged with approximately 85% of the top 30 MEMS manufacturers worldwide. SPTS has been successful retaining new customers. Its existing customer base offers a source of repeat business as SPTS’ technologies become embedded components of its customers’ operating processes. Further, SPTS has demonstrated the ability to gain new customers for each of the last 4 years.

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The Combined Business will feature a more diversified customer base in terms of both geography and product offerings. SPTS’ relatively larger concentrations in North America and Europe will complement Orbotech’s strong presence in Asia. As a Combined Business, customer relationships are expected to be further strengthened as Orbotech expects to become a one stop solution, offering advanced packaging, direct imaging and AOI solutions that address sequential processes for manufacturers which is expected to positively impact customer retention rate.

Strong Competitive Positioning

The Combined Business will have an enhanced scale with several market leading operating segments, each with established customer relationships and a track record of innovation that, altogether, is expected to create a significant competitive advantage.

With a larger footprint, Orbotech will be well positioned to benefit from increased diversification, reducing its standalone risk and granting it access to new markets. The Combined Business should have improved resilience to fluctuations in the global economy generally and to the cycles of the semiconductor industry, in particular. While Orbotech believes its competitors will continue to be more susceptible to such risks, Orbotech expects to have further opportunities to diversify using SPTS’ existing footprint in advanced packaging.

The acquisition of SPTS represents a natural extension of Orbotech’s vision and strategy by expanding Orbotech’s footprint in the electronics industry and moving up the value chain. The envisioned integration of Orbotech’s tools for high-end PCB and IC substrates with SPTS’ advanced packaging solutions creates an offering aimed at what is possibly the biggest challenge in electronics manufacturing for the coming decade: packaging density. Continuation of Moore’s performance trajectory is critical for the growth of the global consumer electronics industry and enabling solutions can thus generate returns above the industry average.

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Recurring Services Business Model with Long-Term Growth Prospects

Both Orbotech and SPTS realize a significant amount of their revenues from recurring, service based sources. For the year 2013, these sources represented approximately 30% of the total aggregate revenue of both companies. Because services represent a source of non-cyclical income for Orbotech, these revenues become increasingly important during periods of contracted capital expenditures in its end markets and increase as a percentage of total revenue. As a result, services has historically been a reliable and resilient business on which both companies rely to withstand fluctuations in capital equipment cycles.

For Orbotech, the services business includes ongoing support for its PCB and FPD customers. Most of the PCB customers enter into service and maintenance agreements after the expiration of the warranty period with respect to the installed base of PCB products. In addition, Orbotech provides utilization-based service arrangements for its FPD customers. Orbotech has built a global customer service infrastructure that relies on geographic proximity to its customers to provide the highest level of service.

For SPTS, services related revenues include after sale support for out of warranty products, the sales of spare parts to SPTS’ current customers and contracts. SPTS’ services business accounted for approximately 19% of SPTS’ revenue for the fiscal year ended December 31, 2013.

As a Combined Business, SPTS could benefit from the established customer service infrastructure of Orbotech and services are expected to be a source of future long term growth.

¹	For Orbotech, the services business includes ongoing support for its PCB and FPD customers. For SPTS, services related revenues include after sale support for out of warranty products and the sales of spare parts to SPTS’ current customers but does not include upgrades.

Resilient Margins with Strong Cash Flow Generation

The addition of SPTS to Orbotech will create a more diversified company that is better positioned to withstand business cycles impacting the global economy and the semiconductor industry in particular. This diversification is anticipated to improve margins in the future.

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The Combined Business has been a consistent generator of cash on a Combined Business historical basis. Free cash flow has been consistently positive. The ample conversion rate has been supported by predictably moderate working capital demands and relatively stable capital expenditure requirements.

Note: 2012 – 2013 financial information for SPTS is based on SPTS’ results in UK GAAP. 2010 – 2011 SPTS data based on management estimates and does not reflect accounting impact from the management buyout funded by Bridgepoint in 2011.

Ongoing positive momentum in both businesses points toward better looking financial profile. The already moderate acquisition leverage is expected to be further reduced as these benefits are realized and as Orbotech uses its free cash flow to reduce its debt. As of 1Q2014, SPTS has a healthy LTM book-to bill ratio² 1.1x which represents the highest level in last three years.

Highly Experienced Management Team

The Combined Business will be led by an experienced management team with over 21 years of industry experience and over 15 years in their respective organizations, on average. Management will combine Orbotech’s existing team, led by Asher Levy, with key members of SPTS’ existing leadership, including Kevin Crofton and Richard Rees.

After 22 years in various positions at Orbotech, Asher Levy assumed the role of CEO in January 2013. He is supported by Amichai Steimberg and Doron Abramovitch, in their roles as President & COO and Corporate VP & CFO, respectively. Together the management team has extensive M&A experience, with the majority of such team overseeing many of Orbotech’s transactions during its acquisitive history, including its 2008 acquisition of PDI.

Orbotech expects to maintain key members of the existing management of SPTS which are considered to be essential to the Combined Business. Kevin Crofton has been with SPTS since its inception, most recently in his position as President & COO, and brings over 25 years of experience in the semiconductor capital equipment industry.

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¹	FCF calculated as Adjusted EBITDA – Capex-Taxes-Changes in NWC
²	% conversion defined as FCF/Adjusted EBITDA
[3]	Book-to-bill ratio defined as the ratio of the systems purchase orders received and the system-based revenues that have been generated in the same period.

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4.	Orbotech Overview

Orbotech designs, develops, manufactures and markets manufacturing inspection, test and repair solutions which are used to enable new functionality, optimize production yields, improve throughput and reduce production costs.

The Company is a leading global provider of yield-enhancing and production solutions for PCBs and LCDs (for FPD manufacturers) and also provides similar solutions to manufacturers of other electronic components. PCB contributed 67% of FY13 revenue, FPD contributed 30% of FY13 revenue and automatic check reading software solutions contributed 3% of FY13 revenue2. PCB and FPD are widely used in a variety of consumer goods, medical devices and military and aerospace equipment. Approximately 33% of our 2013 revenues was derived from the service and support of our installed base of products.

Orbotech, based in Israel, was founded in 1981, went public in 1984 and is currently listed on NASDAQ with a market capitalization of approximately $650mm (as of 11th July 2014).

Key applications and product offerings

Orbotech’s PCB and other ECM Applications and Products include

PCB-AOI	Systems are computerized, electro-optical systems for inspection and identification of defects in the artwork design master, production phototools and PCBs at various stages of production

AOR Systems	Designed to address certain limitations inherent in the manual repair of PCBs, by enabling the automatic repair of defects, thereby minimizing the scrapping of unusable panels during the manufacturing process and enabling a significant reduction in manufacturers’ overall manufacturing costs

Imaging Solutions	Laser-based direct imaging eliminates the need for exposing photoresist through a production phototool by enabling the transfer of digital image data directly from the electronic media on to the photoresist. This translates into fewer manufacturing steps, lower material costs and greater accuracy and layer-to-layer registration. Laser-based direct imaging technology enables the manufacture of higher density, more complex PCBs, with significantly higher yields and reduced manufacturing costs, through the elimination of artwork costs and the scrap created by contact printing

Laser drilling	UV laser drilling is used to generate the interconnection between different layers in interconnect substrates advanced packaging applications. UV laser drilling is capable of achieving the small vias required for leading edge mobile phone boards and the most advanced IC substrates at an accuracy superior to that achievable by traditional mechanical drills or CO2 lasers

ECM-AOI Systems	Designed to inspect the silver lines and indium tin oxide on touch screen panels and other ECM applications

ECM-AOR Systems	Designed to repair defects in the silver lines on touch screen panels

ECM-CAM Solutions	Capable of reading, analyzing and optimizing design data to enable higher yield manufacturing and to compensate for distortions arising in the production process

Orbotech’s FPD Applications and Products

FPD-AOI	AOI and test systems that are manufactured and marketed by Orbotech identify and classify defects that may impact the performance of the display panel

[2]	Sales data including Services.

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FPD Test (ArrayChecker)	Detects, locates, quantifies and characterizes electrical, contamination and other defects in active matrix LCD and OLED after array fabrication

FPD Repair (ArraySaver)	Utilizes multiple wavelength laser technology to repair ‘short’ defects in FPDs during and after array fabrication; and the repair systems manufactured and marketed by Orbotech are designed to enable customers to repair defects, thereby further improving manufacturers’ yield of non-defective or higher grade (quality) displays

Yield Management Systems	Enables accurate process control, virtually in real time, and improves yields by automatically counting, accumulating and analyzing AOI-generated defect data

Recognition Solutions

Orbograph	Software drives its suite of check processing solutions, which operate by acquiring or ‘capturing’ the image of a check, identifying the amount as well as other important information which it contains, and converting that image data into a computer readable, digital number.

Solar Photovoltaic Manufacturing

OLTS	Engaged in the research and development of new products for the deposition of anti-reflective coating on crystalline silicon photovoltaic wafers for solar energy panels

Consumer end markets have been experiencing a fundamental shift in technology complexity, driven primarily by the proliferation of high-end mobile devices such as smartphones and tablets, as well as by the demand for large-size, internet enabled, three-dimensional LCD televisions. This shift has emphasized the importance of production quality because production is more challenging and there are increased costs of lower yields compared to less technologically advanced devices.

Virtually all of the world’s major electronic brands rely on Orbotech equipment in their manufacturing processes. Over the last 30 years, Orbotech has been used for testing the most advanced consumer and industrial productions. In addition, the Company is valued as a key supplier for providing industry leading quality, cost and time-to-market requirements.

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The Industries We Serve

PCB Production

FPD Manufacturing

Recognition

	PCB Production	FPD Manufacturing	Recognition
Installations (# of systems)	11,500	1,700	1,000

New Markets

Electronic Components Manufacturing

New Market

Solar Power

Yield enhancement

FPD

PCB

Inspection

FPD

Test

FPD

PCB

Repair

High productivity

PCB

Direct Imaging

PCB

Frontline

Design & Engineering

PCB

Legend Printing

PCB

Laser Drilling

PCB

TouchCAM

Touch Cam

PCB

Photo-plotting

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Printed Circuit Board overview (PCB)

Virtually all electronic equipment uses PCBs, which are the basic interconnect platforms for the electronic components that comprise all electronic equipment. PCBs contain the electronic circuitry required to interconnect the components which are subsequently mounted on them and which, when operating together, perform a specified function. An assembly of one or more mounted PCBs working together forms an essential part of most electronic products. As PCBs are susceptible to various defects (electrical shorts, open circuits and insufficient or off-measure conductor widths), inspection is required throughout PCB production to identify such defects, which are then repaired, if possible. Early detection of these defects, particularly in the case of multilayered and ‘build-up’ boards where PCB layers are subsequently embedded inside the finished board, increases the possibility of successful repair and reduces the number of unusable boards, thereby reducing the overall cost to the manufacturer.

Orbotech has adapted its existing AOI, AOR, direct imaging, ultraviolet (“UV”) drilling, digital inkjet and CAM production technologies and solutions for use by manufacturers of other electronic components, including manufacturers of touch screen modules, integrated circuit assemblers and photo chemical millers.

The PCB market is expected to grow from $60bn in 2013 to $67bn in 2017 with the mobile sub-segment of the market growing to $15bn by 2017 (2013-17 CAGR of 9%). The growth is expected to come from increased demand for smartphones, tablets, e-readers and other mobile connected devices that require complex and high performance components. Growth in the industry offers opportunities for Orbotech to increase sales in the established AOI and LDI business with new opportunities within UV Drilling and AOR.

Flat Panel Display overview (FPD)

FPDs, which include LCDs, organic light-emitting diode (“OLED”) displays and other types of displays, are presently used for laptop and desktop computers, tablets, televisions, smartphones, public displays, car navigation systems, digital and video cameras and a variety of other devices for technical, medical, military, aerospace and consumer electronics applications. The demand for high definition, ultra high definition and zero defect televisions requires FPD manufacturers to develop more complex panel designs and to implement tighter production process controls. The inspection of LCDs poses distinct technological challenges due to the transparent materials used for some conductors and insulators, their multilayered structure and high-density features and the fine nature of potential defects. LCD inspection, test and repair processes must also match the high production speeds of LCD facilities, a task made more challenging by the fact that LCD manufacturers have been utilizing high resolution for new complex displays.

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The growth is driven by demand for high definition, more power efficient, low cost FPDs across a number of sectors, such as consumer electronics, communications, healthcare, government and industrial applications.

A significant part of FPD manufacturing is expected to continue migrating to China, a move undertaken by PCB manufacturers over ten years ago, and industries are increasing production capacity in that country. Orbotech has an established commitment to the region, with more than 16 years of operating history in China, where it maintains an extensive infrastructure comprised of a large installed base, a widespread customer support network and strong relationships with local manufacturers in the region.

Touch Screens & Electronic Components overview (“ECM”)

Orbotech’s ECM operations are currently in a start up phase and consist of the adaptation by Orbotech of its existing AOI, AOR, direct imaging, CAM and production technologies and solutions for use by manufacturers of other electronic components such as manufacturers of touch screen modules, integrated circuit assemblers, who provide a service of connecting a semiconductor die onto a substrate, wafer level packagers (which also form part of the integrated circuit assembly process), low temperature co-fired ceramic and photo chemical millers, who manufacture fine metal components used in various electronic products and components. The SPTS business would fold in under the ECM business.

Solar overview

Through Orbotech LT Solar, LLC, Orbotech is engaged in the research, development and marketing of products for the deposition of anti-reflective coating on crystalline silicon photovoltaic wafers for solar energy panels.

Solar photovoltaic systems are energy systems that produce electricity directly from sunlight. Photovoltaic systems produce clean, reliable energy without consuming fossil fuels and can be used in a wide variety of applications. Photovoltaic cells are made from semiconducting materials similar to those used in computer chips. When sunlight strikes these materials, the absorbed photons release electrons, forcing them to flow through the material and to exit in external circuitry to produce electricity (the so-called ‘Photovoltaic Effect’). Currently, most photovoltaic modules are used for grid connected power generation and in the supply of electric power during daylight.

The solar industry is anticipated to continue to grow in 2014, particularly in the United States and emerging markets such as South America and the Middle East, while Europe is expected to continue its consolidation trend that began in 2012 and China and Japan are expected to continue to show strong growth in this sector. In particular, projects to provide additional capacity in photovoltaic solar power are expected to be announced and completed over the next several years. Industry analysts expect a surge in projects to be completed by the end of 2016, when the applicable tax credits in the United States will decrease.

In the fourth quarter of 2013, Orbotech received initial purchase orders totaling approximately $10 million for its Aurora PECVD® thin film deposition system from leading solar panel manufacturers, deliveries of which commenced over the first half of 2014.

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5.	SPTS Overview

SPTS designs, manufactures, sells, and supports Etch, physical vapor deposition (“PVD”), chemical vapor deposition (“CVD”) and thermal capital equipment, providing advanced wafer processing technologies for the microelectronics industry. End-market applications include micro-electromechanical systems (“MEMS”), advanced packaging, Light-emitting diodes (“LEDs”), high speed Radio frequency (“RF”) device ICs and power semiconductors. SPTS’ products are used in both production and research environments across a number of markets.

Solutions offered include silicon Etch, dielectric Etch, dry-release Etch, PVD, PECVD, APCVD and large batch vertical furnaces. SPTS supplies wafer processing equipment and technologies to the world’s leading semiconductor device manufacturers and research institutions which has helped it to develop long-term relationships with its customers (approximately 20 year tenure with market/industry leading customers). The terminology “etch” refers to the selective removal of material from the surface of a wafer to form the conduit for a conducting circuit. CVD involves placing a wafer in a process module (or “chamber”), filling the chamber with a chemical medium in a vaporized format, striking a plasma and deposting the material across the diameter of the wafer uniformly (including uniformly into the vias and trenches formed by etch). The material can be used as an insulator or as a barrier to protect certain surfaces from “poisoning”. PVD involves placing a silicon wafer in a chamber, bombarding a metal target with argon ions inside the chamber, and coating the surface of the wafer with the metal particles that are knocked off the target. PVD is mainly used to form metal films.

SPTS has a track record of identifying niches and successfully leveraging them, creating a successful and profitable business. It has generated success through two primary models. The first model is focusing on niche markets and applications where SPTS has the best technical solution and where mainstream tools are not adequate. The second model is co-developing customer-specific capital equipment solutions with a select number of long-standing customers.

SPTS currently has approximately 470 employees and operates a global sales and services organization footprint across Europe, North America and Asia. It generated sales of $156mm and EBITDA of $35mm in FY13A.

SPTS has a long history of operations, with the roots of the company going back 30 years in the semiconductor capital equipment industry. In its current state, SPTS was formed following a management buy out of SPP Process Technology Systems Limited (later renamed SPTS Technologies UK Limited) from Sumitomo Precision Products Co. Ltd (“SPP”), the Group’s original Japanese owner. The buy out was backed by Bridgepoint Capital.

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¹	MEMS (Micro-Electromechanical Systems)

MEMS overview (Micro-Electromechanical Systems)

MEMS devices are integrated devices or systems that combine mechanical and electrical components. They transfer mechanical input (pressure, temperature, IF, vibration, etc.) from the natural environment that surrounds us (the mechanical input) to electrical output. They are fabricated using integrated circuit (IC) processing techniques and can range from a few micrometers to millimeters in size. These technologies are miniaturized sensors, actuators and structures which are increasingly being used in consumer products, such as ink jet printer heads, inertial sensors, and mobile and communications applications. They are also being developed for evolving technologies such as the application of augmented reality (AR) for enhanced gaming experiences.

These systems can sense, control, and activate mechanical processes on the micro scale, and function individually or in arrays to generate effects on the macro scale. The micro fabrication technology enables fabrication of large arrays of devices, which individually perform simple tasks, but in combination can accomplish complicated functions.

SPTS has an established leadership position in MEMS and intends to leverage its existing customer base and technology positions to drive further growth.

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Advanced Packaging overview

Advanced Packaging refers to the process steps that form the protective enclosure around a finished chip and create the external connections for input/output. Consumer demand for smaller, faster, and more powerful mobile electronics is driving the development of alternate packaging approaches, such as chip-level and wafer-level packaging (WLP).

Advanced Packaging architectures sustain Moore’s Law and represent the next wave of growth in semiconductor capital equipment markets. Advanced Packaging enables the next generation of semiconductors and industry experts have indicated that 30-50% of the Advanced Packaging market will shift to 2.5D / 3.0D by 2020-2022.

There are several techniques to address the Moore’s Law conundrum, one technique is the use of solder bumping schemes to replace the use of wire bonding, which is referred to as 2.0D. Another technique to improve three dimensional stacking (“3D”) is the creation of through-silicon vias (“TSVs”). TSVs provide interconnect capability for die-to-die stacking for 3D integrated circuits (3D ICs), which in turn enable production of smaller, faster, and more powerful mobile electronics. This technology is currently being developed and implemented across a broad range of device types and has the potential to reduce form-factors, increase performance and enable heterogeneous integration of dissimilar devices (logic/microprocessors on top of memory, on top of MEMS devices, as an example). SPTS has equipment offerings for the 3 advanced packaging technology types: TSV front end, TSV back end (“via reveal”), and bumping (UBM/RDL) across three process technologies: Etch, PVD and CVD. Etch and CVD tools are used in the 2.5D and 3.0D packaging generations, while the PVD tool is also used in 2.0D flip chip and wafer-level packaging activities. SPTS is active across a broad range of technologies and has strong relationships with key market participants (OSATs—Outsource assembly and testing and increasingly Foundries—factories that produce integrated circuit devices on a contract service basis to the fables device designers, or as a volume manufacturer, and IDMs (Integrated device manufacturers.)). Success to date with OSATs gives SPTS indirect traction with IDMs and foundries which are an increasing commercial focus as the market transitions to 2.5D and 3.0D.

SPTS addresses multiple advanced packaging technology types across three process steps (Etch, PVD and CVD) and therefore competes with a wide range of industry players. SPTS offers superior technology, flexible product offering and a strategic partnership approach with industry leading innovators.

Power, RF, HB-LED and other overview

Power semiconductor (typically Si-based) devices are used as switches or rectifiers in power electronic circuits. They are also called power ICs when used in integrated circuits. These are power management devices – for example, the device used to control battery life in cell phones and PCs.

RF – ICs are compound semiconductor electronic devices, usually based on Gallium arsenide (GaAs) as the substrate material. They are the cornerstone of high speed wireless communications. GaAs is a compound of the elements gallium and arsenic. It is a III/V semiconductor, and is used in the manufacturing of devices such as microwave frequency integrated circuits, monolithic microwave integrated circuits, infrared light-emitting diodes, laser diodes, solar cells and optical windows. The use of GaAs continues to grow year-on-year due to growth in wireless communications systems. As silicon components run up against their physical limits, the compound semiconductor industry is producing next generation devices and integrated solutions.

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LED (light emitting diodes) lighting applications are increasingly found in everyday products, from mobile phones and handheld media devices to televisions and car displays. Demand for high-performance LEDs (bright, accurate in color, and energy efficient) continues to grow as new consumer applications emerge. With growing consumer applications, LED manufacturers require production-worthy, high-productivity equipment that delivers repeatable process results for high device yield.

“Other” primarily consists of DRAM related business in furnaces.

Spares, Service and Upgrade overview

Spares, Service and Upgrade (“SSU”) represent the after-sale support that SPTS offers when a product is out of warranty. Spares relates to sales of consumables & spare parts. Service relates to various contracts where SPTS provides time and material support (project managers, process engineering, man on site and on-call arrangements) for the installed base and upgrades relates to refurbishment and upgrades of existing modules.

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6.	Financial Summary

Orbotech Financials

Income statement ($mm)

	Year ended December 31,		LTM¹
($mm)	2012	2013	3/31/2014
Total revenues	387.0	440.0	449.3
% growth	(29.8)%	13.7%
Cost of goods sold	247.7	248.5	252.2
Gross profit	139.3	191.5	197.1
% margin	36.0%	43.5%	43.9%
Amortization of intangibles	9.9	4.0	4.0
SG&A	73.1	75.9	78.3
R&D	68.7	69.6	71.7
Equity earnings in affiliates	(6.8)	(5.6)	(5.9)
Impairment of intangibles	30.1	—	—
Restructuring charges	5.1	—	—
Operating profit / (loss)	(40.8)	47.5	48.9
% margin	(10.5)%	10.8%	10.9%
Financial expense, net	5.1	1.2	0.8
Pre-tax income	(45.9)	46.3	48.1
Tax	0.5	6.9	7.1
Share of losses of an associated company	0.2	0.3	0.3
Net income / (loss)	(46.6)	39.2	40.7
Minority interest	(1.0)	(0.8)	(0.6)
Net income available to common shareholders	(45.6)	40.0	41.3

¹	The last twelve months ended March 31, 2014 has been calculated by taking the statement of operations for the year ended December 31, 2013 and subtracting the statement of operations for the three months ended March 31, 2013 and adding the statement of operations for the three months ended March 31, 2014.

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Net income to Adjusted EBITDA bridge ($mm)

	Year ended December 31,			LTM¹
($mm)	2011	2012	2013	3/31/2014
Net income available to common shareholders	47.3	(45.6)	40.0	41.3
Minority interest and interest losses	(0.1)	(0.8)	(0.6)	(0.3)
Tax expenses	7.7	0.5	7.0	7.2
Finance expenses	6.6	5.1	1.1	0.7
Depreciation & amortization	20.0	17.9	13.3	13.9
Minority interest and interest losses	0.1	0.8	0.6	0.3
Stock based compensation	3.7	3.1	3.2	3.2
Write down of inventories	6.7	14.3	—	—
Restructuring		5.1	—	—
Impairment of Intangible	(1.4)	30.1	—	—
Adjusted EBITDA	90.6	30.5	64.6	66.3

¹	The last twelve months ended March 31, 2014 has been calculated by taking the statement of operations for the year ended December 31, 2013 and subtracting the statement of operations for the three months ended March 31, 2013 and adding the statement of operations for the three months ended March 31, 2014.

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SPTS Financials

Income statement ($mm) 1

	Year ended December 31,		LTM[2]
($mm)	12/31/2012	12/31/2013	3/31/2014
Systems revenue	172.6	118.5	115.0
% growth	(31.8)%	(31.4)%
SSU revenue	35.2	37.2	39.0
% growth	(19.5)%	5.7%
Total revenue	207.8	155.7	154.0
% growth	30.0%	(25.1)%
Cost of goods sold	108.2	79.4	77.9
Gross profit	99.6	76.3	76.1
% margin	47.9%	49.0%	49.4%
General administrative	17.6	10.2	8.9
R&D	16.4	17	17.2
Sales & marketing	12.2	14.1	14.3
Depreciation and amortization	10.8	9.6	9.9
Other expenses	2.1	2.3	1.7
Operating expenses	59.1	53.2	52.0
Operating profit	40.5	23.1	24.1
% margin	19.5%	14.8%	15.7%
Financial expense, net	(17.5)	(15.5)	(15.1)
Profit before taxes	23.0	7.6	9.0
Tax	5.8	2.5	3.0
Net income	17.2	5.1	6.0
% margin	8.3%	3.3%	3.9%

[1]	Orbotech reports under US GAAP and SPTS reports under UK GAAP.
²	The last twelve months ended March 31, 2014 has been calculated by taking the statement of operations for the year ended December 31, 2013 and subtracting the statement of operations for the three months ended March 31, 2013 and adding the statement of operations for the three months ended March 31, 2014.

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Net income to EBITDA bridge ($mm) 1

	Year ended December 31,		LTM[2]
($mm)	12/31/2012	12/31/2013	3/31/2014
Net income	17.2	5.1	6.0
Income tax expense	5.8	2.5	3.0
Financial (interest) expense	17.5	15.5	15.1
Fixed assets depreciation	4.0	3.8	4.1
Impairment of fixed assets	1.1	0	0
Goodwill amortization	5.7	5.8	5.8
Transaction costs	0.7	1.6	1.5
FX (gain) / loss	2.0	0.8	0.2
Reported EBITDA	54.0	35.1	35.6

[1]	Orbotech reports under US GAAP and SPTS reports under UK GAAP.
²	The last twelve months ended March 31, 2014 has been calculated by taking the statement of operations for the year ended December 31, 2013 and subtracting the statement of operations for the three months ended March 31, 2013 and adding the statement of operations for the three months ended March 31, 2014.

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Combined Business Financials

Income statement ($mm) 1

	Year ended December 31,		LTM[4]
($mm)	12/31/2012	12/31/2013	3/31/2014
Orbotech revenue	387.0	440.0	449.3
% growth	(29.8)%	13.7%
SPTS revenue	207.8	155.7	154.0
% growth	30.0%	(25.1)%
Revenues	594.8	595.7	603.3
% growth	(29.9)%	0.2%
Orbotech Adj. EBITDA	30.5	64.6	66.3
% margin	7.9%	14.7%	14.8%
SPTS EBITDA	54.0	35.1	35.6
% margin	26.0%	22.5%	23.1%
Combined business Adj. EBITDA[2]	84.5	99.7	102.0
% margin	14.2%	16.7%	16.9%
(Tax)	(6.2)	(9.5)	(10.1)
(Capex)	(16.5)	(21.3)	(22.5)
(Working capital)	8.1	(9.1)	(15.2)
Free cash flow[3]	69.9	59.8	54.1

[1]	Orbotech reports under US GAAP and SPTS reports under UK GAAP.
[2]	No additional synergies or cost savings have been included in Combined Business Adjusted EBITDA.
³	FCF calculated as Adjusted EBITDA – Capex – Taxes – Change in Net Working Capital
[4]	The last twelve months ended March 31, 2014 has been calculated by taking the statement of operations for the year ended December 31, 2013 and subtracting the statement of operations for the three months ended March 31, 2013 and adding the statement of operations for the three months ended March 31, 2014.

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7.	Integration and Synergies

Integration of Orbotech and SPTS

Orbotech believes that the integration of SPTS will be short and straightforward, with minimal execution risks.

Structure: At the closing of the acquisition, SPTS will become a subsidiary of Orbotech.

Contracts: SPTS does not expect adverse changes from customer contracts or governmental programs following the closing of the acquisition.

Management: Kevin Crofton will continue to serve as the President and COO of SPTS, and Richard Rees will continue to serve as the CFO of SPTS.

Synergies from Combining Orbotech and SPTS

Synergies are expected based on the marketing and customer overlap and cross selling at Orbotech and SPTS. However, Orbotech has conservatively excluded all revenue and cost synergies from its Combined Business’ Adjusted EBITDA calculation.

Short term outlook: Complementary product solutions allow for immediate bundling and cross selling opportunities. For example, advanced packaging offered by SPTS and direct imaging and AOI offered by Orbotech are sequential processes – providing customers with a single comprehensive solution.

Long term outlook: SPTS provides a large footprint and an established brand name that are expected to accelerate Orbotech’s entry into advanced packaging. Orbotech anticipates developing new systems and adapting its exiting technologies to compliment the capabilities of SPTS, particularly in wafer handling.

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Exhibit 99.2

Disclaimer

Cautionary Statement Regarding Forward-Looking and Other Statements

Except for historical information, the matters discussed in this presentation are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These statements relate to, among other things, future prospects, developments and business strategies and involve certain risks and uncertainties. The words “anticipate,” “believe,” “could,” “will,” “plan,” “expect” and “would” and similar terms and phrases, including references to assumptions, have been used in this presentation to identify forward looking statements. These forward-looking statements are made based on management’s expectations and beliefs concerning future events affecting Orbotech and SPTS and are subject to uncertainties and factors relating to Orbotech’s and SPTS’s operations and business environment, all of which are difficult to predict and many of which are beyond Orbotech’s control. Many factors could cause the actual results to differ materially from those projected including, without limitation, the completion, timing, terms and anticipated benefits of the acquisition of SPTS and the related financing transactions; the timing and impact of conversion of SPTS’s financial statements from U.K. GAAP to U.S. GAAP and Orbotech’s ability to switch SPTS to a U.S. GAAP reporting regime; Orbotech’s ability to effectively integrate and operate SPTS’s business following the acquisition, the timing, terms and success of any other strategic or other transaction, cyclicality in the industries in which the Orbotech or SPTS operates, Orbotech’s and SPTS’s production capacity, timing and occurrence of product acceptance (Orbotech defines ‘bookings’ as purchase arrangements with customers that are based on mutually agreed terms which, in some cases, may still be subject to completion of written documentation and may be changed or cancelled by the customer, often without penalty), fluctuations in product mix, worldwide economic conditions generally, especially in the industries in which Orbotech or SPTS operate, the timing and strength of product and service offerings by Orbotech, SPTS and each of their competitors, changes in business or pricing strategies, changes in the prevailing political and regulatory framework in which the relevant parties operate or in economic or technological trends or conditions, including currency fluctuations, inflation and consumer confidence, on a global, regional or national basis, the level of consumer demand for sophisticated devices such as smartphones, tablets and other electronic devices, the final outcome and impact of the criminal matter and ongoing investigation in Korea, including its impact on existing or future business opportunities in Korea and elsewhere, any civil actions related to the Korean matter brought by third parties, including the Orbotech’s customers, which may result in monetary judgments or settlements, expenses associated with the Korean matter, the security situation in Israel, including the possibility of a ground war or other armed conflicts or hostilities and other risks detailed in Orbotech’s SEC reports, including Orbotech’s Annual Report on Form 20-F for the year ended December 31, 2013, and subsequent SEC filings. The failure to complete the acquisition of SPTS could have a materially adverse effect on Orbotech’s financial condition and results and could negatively impact Orbotech’s share price. Orbotech assumes no obligation to update the information in this presentation to reflect new information, future events or otherwise, except as required by law.

All financial information in this presentation related to SPTS, including forward-looking estimates based or derived therefrom, is based on SPTS’s financial statements prepared in accordance with U.K. GAAP. U.K. GAAP differs in certain important respects from U.S. GAAP, the basis for Orbotech’s financial reporting. Neither SPTS nor Orbotech has begun a reconciliation of SPTS’s financial statements from U.K. to U.S. GAAP and therefore cannot quantify the differences, which may be material. In addition, Orbotech will account for the acquisition under the purchase method of accounting, which will result in a new valuation for the assets and liabilities of SPTS. The new basis of accounting will be based on the estimated value of the assets and liabilities on the closing date of the acquisition. Orbotech will not be preparing any pro forma information for the acquisition and financing until the reconciliation and valuation estimates have been prepared.

There are references in this presentation to non-GAAP measures. For more information about how Orbotech determines and uses such non-GAAP measures, see Orbotech’s filings with the SEC and the Annex to the Evaluation Material.

The Gartner Report(s) described herein, (the “Gartner Report(s)”) represent(s) data, research opinion or viewpoints published, as part of a syndicated subscription service, by Gartner, Inc. (“Gartner”), and are not representations of fact. Each Gartner Report speaks as of its original publication date (and not as of the date of this Presentation) and the opinions expressed in the Gartner Report(s) are subject to change without notice.

2 | Lender presentation

Transaction summary

Orbotech Ltd. (“Orbotech”) is a leading global provider of essential yield-enhancing and production solutions o Develops enabling technologies used in the manufacture of the world’s most sophisticated consumer and industrial products o Publically traded on NASDAQ since 1984, Market capitalization of approximately $650M(11th July 2014)

On July 4th 2014, Orbotech signed a definitive agreement to acquire the entire issued share capital of SPTS Technologies Group Limited (“SPTS”) for a total consideration of $371M o Leading manufacturer of Etch, Deposition and Thermal Processing solutions for the advanced micro manufacturing industry o Natural extension of vision and strategy by expanding Orbotech’s footprint in the electronics industry and moving up the value chain into fast-growing markets

The total uses of $388M, including transaction expenses, will be financed with: o $300M term loan B o $88M cash from balance sheet o Combined Business revenue and Adjusted EBITDA for LTM Mar-14 was $603M and $102M, respectively o Combined Business leverage of 2.9x and net leverage of 1.7x based on LTM Adjusted EBITDA of $102M

(as of Mar-14)

Note: All financial information for SPTS is based on SPTS’ results in UK GAAP

6 | Lender presentation

Sources, uses and capitalization

Sources and uses1

Sources $M Uses $M

New term loan B 300 Purchase price of SPTS 371

Cash from balance sheet 87.5 Transaction expenses 15

OID 1.5

Total sources 387.5 Total uses 387.5

Capitalization

Current standalone Expected post transaction

$M Mar-14 Mar-14 x Adjusted EBITDA2

Cash 212 125

New term loan B – 300 2.9x

Total debt – 300 2.9x

Net Debt (212) 175 1.7x

¹ Orbotech intends to use the proceeds from the term loan B, together with cash on hand, to pay the acquisition consideration and related fees and expenses. While actual amounts of sources and uses are expected to differ as of the date of the acquisition due to, among other factors, the cash balance at closing and the actual amount of fees and expenses, the following table summarizes the estimated sources and uses of funds in connection with the acquisition as if it had occurred on March 31, 2014.

2Based on Combined Business Adjusted EBITDA for LTM Mar-14 of $102M comprising Orbotech Adjusted EBITDA LTM Mar-14 of $66M and SPTS EBITDA LTM Mar-14 of $36M Note: All financial information for SPTS is based on SPTS’ results in UK GAAP

7 | Lender presentation

The Industries We Serve

	PCB Production	FPD Manufacturing	Recognition
Installations (# of systems)	11,500	1,700	1,000

New Markets

Electronic Components Manufacturing

Solar Power

New Market

14 | Lender presentation

The Industries We Serve

PCB Production FPD Manufacturing Recognition

Installations 11,500 1,700 1,000

(# of systems)

Electronic Components Solar Power Manufacturing

14 | Lender presentation

First to market
Joint Venture M&A
New Technologies for Core Markets
Laser Drilling
AOR
Direct Imaging
Inkjet
Plotting
CAM
AOI
Printed Circuit Boards
Test
Repair
Yield Mgmt
Metrology
AOI
Flat Panel Displays
Inkjet
CAM
AOR
Direct Imaging
AOI
Electronic Component Mfg.
Solar Power
New Markets for Core Technologies

16 | Lender presentation

Orbotech has a strong track record of growing organically and inorganically

Laser

Drilling First to market Joint Venture M&A

AOR

Markets Direct

Core Imaging Test Inkjet for

Inkjet Repair CAM

Yield

Technologies Plotting Mgmt AOR

New

Direct CAM Metrology Imaging

AOI AOI AOI

Printed Circuit Boards Flat Panel Displays Electronic Component Mfg. Solar Power

New Markets for Core Technologies

16 | Lender presentation

Main Focus

We are a company focused on:

Being the industry’s most sought-after provider of electronics manufacturing solutions for reading, writing and connecting o We are leaders in reading: inspection, verification and testing o We are leaders in writing: direct imaging, inkjet, repair o We are innovators in connecting:

> With new technologies: UV drilling, metallization

> With new opportunities: additive manufacturing and printed electronics

Becoming one of the foremost enablers of future electronic devices for the consumer electronics market

17 | Lender presentation

Understanding the Evolving Language of the Industry

Continued demand for high-end consumer electronic devices

More capabilities smarter and more connected

Central role of the leading designers

Driving our industry and fueling new trends

High expectation for exciting new form factors

Flexible Thinner and Lighter

Foldable Wearable

Value chain responding with new production processes

Additive Manufacturing, Printed Electronics, Functional Printing

China

As the new center of demand and sophisticated high tech production

18 | Lender presentation

Cornerstones of Our Growth Strategy

Become a global leader in Electronics Writing

Entering adjacent markets

Advanced Packaging has been identified as a primary adjacent market

Moving up in the value chain

Leveraging our core technologies and global infrastructure

Growing organically in Additive Manufacturing and Printed Electronics

19 | Lender presentation

Moving up the Value Chain: Today

orbotech
Be Sure™

orbotech.

SPTS

20 | Lender Presentation

Moving up the Value Chain: Today

PCB IC Substrate ICA / Advanced Packaging (Back-End) IC (Front-End)

40 microns 10 microns 5 microns 14 nanometers

20 | Lender Presentation

Together with SPTS, Orbotech targets to move up the Value Chain

PCB IC Substrate ICA / Advanced Packaging (Back-End) IC (Front-End)

40 microns 10 microns 5 microns 14 nanometers

Enables company to accelerate penetration into faster-growing, more profitable electronics markets

21 | Lender presentation

1
2
3
4
5
6
7
8
orbotech
Be Sure
SPTS

1. LARGE AND GROWING ADDRESSABLE MARKETS
2. CLEAR MARKET LEADERSHIP
3. TECHNOLOGY LEADERSHIP
4. DIVERSIFIED CUSTOMER BASE WITH LONG-STANDING RELATIONSHIPS
5. STRONG COMPETITIVE POSITIONING
6. RECURRING SERVICES BUSINESS MODEL WITH LONG-TERM GROWTH
7. RESILIENT MARGINS WITH STRONG CASH FLOW GENERATION
8. HIGHLY EXPERIENCED MANAGEMENT TEAM

23 | Lender presentation

The combination of Orbotech & SPTS creates a compelling credit story

1 LARGE AND GROWING ADDRESSABLE MARKETS

2 CLEAR MARKET LEADERSHIP

1

8 2 3 TECHNOLOGY LEADERSHIP

DIVERSIFIED CUSTOMER BASE WITH

4

LONG-STANDING RELATIONSHIPS

7 3

5 STRONG COMPETITIVE POSITIONING

6 4 RECURRING SERVICES BUSINESS

6

MODEL WITH LONG-TERM GROWTH

5

RESILIENT MARGINS WITH STRONG CASH

7

FLOW GENERATION

8 HIGHLY EXPERIENCED MANAGEMENT TEAM

23 | Lender presentation

1 Large and growing market…

Orbotech

Flat Panel Display

$B
130
160
2013A
2017E

Printed Circuit Boards

$B
60
67
2013A
2017E

SPTS

Market for 3.0D IC TSV Processes[1]

$M
330
1,175
2013A
2017E

- Packaging technology evolving quickly with increased equipment spend

Micro-Electro-Mechanical Systems

$B
4.1
6.8
2013A
2017E

- Consumer Demand – The Key Underlying Driver For Sustained Growth

Attractive growth markets

[1] Excludes Under bump metalization

24 | Lender presentation

1 Large and growing market…

Flat Panel Display Printed Circuit Boards

$B $B

160

130

60 67

Orbotech 2013A 2017E 2013A 2017E

Significant investment in China for large displays G8/8.5 Orbotech has historically grown faster than the market

Already discussions on next wave of investments for small/mid ultra Mobile related segments – $15bn with CAGR of 9% (2013-2017)

high resolution displays 4G deployment in China

New opportunities – DI for Solder Mask, UV Drilling, Deposition Repair

Market for 3.0D IC TSV Processes¹ Micro-Electro-Mechanical Systems

$M $B

1,175

SPTS 330

6.8 4.1

2013A 2017E 2013A 2017E

Packaging technology evolving quickly with increased equipment spend Consumer Demand – The Key Underlying Driver For Sustained Growth

Attractive growth markets

¹ Excludes Under bump metalization

Source: Management & industry estimates. Chart created by JP Morgan based on a research report published by Gartner Inc. entitled Forecast: MEMS Semiconductor Sensors, by Type and Application, Worldwide, 2013 (September, 2013). The Gartner report represents data, research opinion or viewpoints published by Gartner that are not representations of fact. Such report speaks as of its original publication date and the opinions expressed in such report are subject to change without notice

24 | Lender presentation

2 Clear Market leadership

orbotech Be Sure™

PCB

	Automated optical inspection	Automated optical repair	Laser direct imaging	Engineering	Inkjet
Key competitors	Camtek SCREEN	-	ORC Imaging SCREEN HITACHI FUJIFILM	-	MicroCraft

FPD

	Automated optical inspection	Testing
Key competitors	HB TECHNOLOGY FAVITE LIG	APPLIED MATERIALS LIG ADP TOP ENGINEERING

Comments

SPTS

Adv. Packaging

	Etch TSV, VR	PVD UBM	DCVD VR
Key competitors	Lam APPLIED MATERIALS amec	oerlikon APPLIED MATERIALS	APPLIED MATERIALS Lam RESEARCH

MEMS

	DRIE Etch	Release Etch	PVD
Key competitors	Lam RESEARCH	MEMSTAR	oerlikon

Comments

Based on unit sales

25 | Lender presentation

2 Clear Market leadership

Automated Automated

Laser direct optical optical Engineering Inkjet imaging inspection repair

PCB

Key competitors —

Automated

Testing optical inspection

FPD Key competitors

Comments

Solutions are installed at virtually every major manufacturer

Industry leading position is further driven by rapid growth in the high-end elements of the electronics industry, a key focus area

Unique end-to-end suite of solutions

Etch TSV, VR PVD UBM DCVD VR

.

Adv Key

SPTS Packaging competitors

DRIE Etch Release Etch PVD

MEMS Key competitors

Based on unit sales

25 | Lender presentation

Comments

Market leadership in its segments

Built significant portfolio of process library positions with a wide number of customers

Engaged with industry leaders who form a diversified and loyal customer base

Leadership in key applications and processes

Technology leadership

orbotech Be Sure

R&D platform highlights

Orbotech

- At the forefront of new technologies for electronic device manufacturing
- 400 scientists and engineers
- Over 500 patents and patent applications
- Leverage core technology competencies across industries
- Commitment to continued investment through the cycle
- Consistently First To Market

SPTS

- Core Etch and deposition expertise leading to continuous innovation and seed new opportunities
- Robust IP protection across the portfolio:
  - Over 500 patents and patent applications
- Over 150 scientists and engineers
- Commitment to continued investment through the cycle
- Consistently First To Market

Combined Business R&D investment

$M
Orbotech R&D exp
SPTS R&D exp
R&D exp as % of total revenue
180
160
140
120
100
80
60
40
20
0
15%
14%
13%
14%
15%
85
87
16
17
69
70
2012
2013

Leading patent portfolio

26 | Lender presentation

3 Technology leadership

R&D platform highlights Combined Business R&D investment

At the forefront of new technologies for electronic device $M Orbotech R&D exp manufacturing SPTS R&D exp

R&D exp as % of total revenue

400 scientists and engineers 180 15%

Over 500 patents and patent applications

Orbotech Leverage core technology competencies across industries 160

Commitment to continued investment through the cycle

140

Consistently First To Market 15%

120

14%

100

Core Etch and deposition expertise leading to continuous 85 87 14%

innovation and seed new opportunities 80 16 17

Robust IP protection across the portfolio:

SPTS o Over 500 patents and patent applications 60

Over 150 scientists and engineers

Commitment to continued investment through the cycle 40 69 70

Consistently First To Market

20

0 13% 2012 2013

Leading patent portfolio

Note: All financial information for SPTS is based on SPTS’ results in UK GAAP

26 | Lender presentation

Diversified customer base with long-standing relationships

Orbotech

AT&S | MFLEX | 京东方 BOE
TIANMA | SHARP | MULTEK
MEIKO | 奇美電子 CHIMEI INNOLUX | IVO | 华星光电 CSOT
FOXCONN | SAMSUNG | IBIDEN | TPK
COMPEQ | LG | TOSHIBA | HITACHI | AUO

SPTS

MEMS	FOWLP	Interposers/ 3D-IC	UBM/RDL	3DWLP	2014 target
BOSCH	tsmc	tsmc	TriQuint	ST	Focus on IDMs and Foundries
Infineon	Infineon	ASE Group	ASE Group	tsmc	
Analog Devices	Amkor	SPIL	SPIL	Largest DRAM manufacturer	
	STATSChipPAC	Leti	STATSChipPAC		
		Amkor	Amkor		
			ChipBond		

Comments

Combined Business revenue end-market diversification

Other 10%
Adv. Packaging 7%
MEMS 11%
PCB 50%
FPD 22%

Combined Business revenue 2013: $596M

27 | Lender presentation

4 Diversified customer base with longstanding relationships

Comments

Long-standing relationships with industry leaders

High customer retention rate

High penetration rate with new entrants

Low revenue concentration with no individual customer Orbotech contributes more than 10% revenue

Solutions are installed at virtually every major electronics manufacturer

Deep understanding of challenges and requirements allows for strong product roadmap Interposers/ High switching costs/risks

MEMS FOWLP UBM/RDL 3DWLP 2014 target

3D-IC

Combined Business revenue end-market diversification

Focus on IDMs and Foundries

Other Adv. Packaging 10%

Largest 7%

DRAM MEMS PCB

SPTS manufacturer 11%

50%

FPD 22%

Combined Business revenue 2013: $596M

27 | Lender presentation

5 Strong competitive positioning

orbotech Be Sure

Leadership position in its operating segments
Cutting edge technology leadership
Deep understanding of customer technology and process challenges
Broadest portfolio & leading position
Global infrastructure
Largest installed base drives recurring service revenues
orbotech Be Sure
SPTS

Comments

Sustainable competitive positioning

28 | Lender presentation

5 Strong competitive positioning

Leadership position in its operating segments Largest installed base

Cutting edge drives technology recurring leadership service revenues

Deep understanding Global of customer infrastructure technology and process challenges Broadest portfolio & leading position

Comments

At the forefront of new technologies for electronic device manufacturing

Consistently First To Market

Over 650 scientists and engineers

+1,000 patents and patent applications

Consistent R&D investment through economic downturns

Best-in-Class Process Technology

Recognized expertise in machine vision, imaging, etching, deposition & wafer handling

Sustainable competitive positioning

28 | Lender presentation

6

Recurring service business model with long-term growth profile

Combined Business recurring revenue

$M
Orbotech recurring revenue
SPTS recurring revenue
% Total combined revenue
400
350
300
250
200
150
100
50
0
40%
35%
30%
25%
20%
15%
10%
5%
0%
30%
30%
178
176
30
30
148
146
2012
2013

Comments

- Strong recurring revenue base provides resilience through capital equipment cycles
  - Strong contract base
  - Gross margins of approximately 35% and very little impact below gross margin
- Potential up-side opportunity to increase SPTS' level of service in-line with Orbotech
  - Expert level support and bandwidth of service contract offering
  - Productivity improvement contracts
  - Consigned spares programme
  - Process improvement upgrades
- Global service infrastructure
  - Hubs, spare parts logistics, remote diagnostics, 24/7 call centres, etc.

29 | Lender presentation

6 Recurring service business model with long-term growth profile

Combined Business recurring revenue Comments

$M Orbotech recurring revenue SPTS recurring revenue

% Total combined revenue

400 40%

350 35%

30% 30%

300 30%

250 25%

200 178 176 20%

30 30

150 15%

100 10%

148 146

50 5%

0 0%

2012 2013

Note: All financial information for SPTS is based on SPTS’ results in UK GAAP

29 | Lender presentation

Strong recurring revenue base provides resilience through capital equipment cycles o Strong contract base o Gross margins of approximately 35% and very little impact below gross margin

Potential up-side opportunity to increase SPTS’ level of service in-line with Orbotech o Expert level support and bandwidth of service contract offering o Productivity improvement contracts o Consigned spares programme o Process improvement upgrades

Global service infrastructure o Hubs, spare parts logistics, remote diagnostics, 24/7 call centres, etc.

7

Resilient margins with strong cash flow generation

Resilient profitability leading to…

....strong cash flow¹ generation

$M

150

120

90

60

30

0

88.5%

128

68 60 2010

Orbotech SPTS % conversion

82.8%

90

60.0% 70 36 60 28 51.2% 25

54

42

35

2011 2012 2013

90% 75% 60% 45% 30%

Significant control of cost structure resulting in low break-even point

Positive cash flows through cycles due to relatively low capital intensity

2012 primarily impacted by the extended cyclical downturn in the FPD industry leading to a depressed level of capital expenditures by LCD manufacturers

Strong cash flow generation with cumulative combined cash flows of +$300M (2010A-2013A)

1 Calculated as EBITDA-Capex-taxes-change in net working capital (EBITDA for SPTS and Adjusted EBITDA for Orbotech)

Note: 2012 – 2013 financial information for SPTS is based on SPTS’ results in UK GAAP. 2010 – 2011 SPTS data based on management estimates and does not reflect accounting impact from the management buy out funded by Bridgepoint in 2011

30 | Lender presentation

Orbotech main business segments

orbotech Be Sure™

	Printed Circuit Boards	Flat Panel Display	Solar

Overview	• Design, production and yield improvement solutions • Enabling development of cutting edge technology	• Provider of high value-added solutions including inspection as well as test and repair solutions • Test systems identify defects that impact the performance of the display panel	• Solar (segment), Design, development and manufacture of PCVD solution for ARC for solar photovoltaic
Revenue contribution (2013)	 67%	 30%	• Initial revenue
Installations (# of systems)	11,500	1,700	8-10 in 2014
Market dynamics	• Production of new mobile device designs • 4G deployment in China	• Significant investments in China • Next wave of investments for small/mid ultra high resolution displays • Increasing complexity of smart displays (thinner, lighter, flexible)	• TAM approximately $200M • Market started to recover in 2014 • High level of activity in preparation for HVM
Customers	AT&S, Unimicron, COMPEQ, FOXCONN, DAEDUCK	BOE, LG, AUO, CHIMEI INNOLUX, SAMSUNG, SHARP	• Leading manufacturers

34 | Lender presentation

Orbotech main business segments

Printed Circuit Boards Flat Panel Display Solar

Design, production and yield Provider of high value-added solutions Solar (segment), Design, development improvement solutions including inspection as well as test and and manufacture of PCVD solution for

Overview Enabling development of cutting edge repair solutions ARC for solar photovoltaic technology Test systems identify defects that

impact the performance of the display

panel

Initial revenue

Revenue

contribution 30%

(2013) 67%

Installations

(# of 11,500 1,700 8-10 in 2014

systems)

Production of new mobile device Significant investments in China TAM approximately $200M designs Next wave of investments for small/mid Market started to recover in 2014

Market 4G deployment in China ultra high resolution displays dynamics High level of activity in preparation for

Increasing complexity of smart displays HVM

(thinner, lighter, flexible)

Leading manufacturers

Customers

34 | Lender presentation

SPTS is a leading provider of equipment for advanced micro manufacturing

Business overview

Designs, manufactures, sells, and supports Etch, Deposition and Thermal Processing equipment

Significant installed base of more than 4,000 systems

Recognized expertise in DRIE Etch, low temperature CVD, thick aluminium film PVD and wafer handling

Consistent investment in Research and Development

Protected positions with extensive IP rights portfolio

o +500 patents and patent applications

Established, longstanding relationships with major industry players

Headquartered in the UK, SPTS has ~470 employees and operates a global sales and services footprint across Europe, North America and Asia

Setting industry standards in the high growth Advanced Packaging and MEMS segments

Note: All financial information for SPTS is based on SPTS’ results in UK GAAP

¹ Micro-electromechanical systems

Revenue by segment (2013)

Others 30%

MEMS ¹ 42%

Adv. Packaging 28%

Total Revenue FY 2013: $156M

Revenue by geography (2013)

North America 17%

Europe 35%

Asia & ROW 48%

Total Revenue FY 2013: $156M

40 Lender presentation

MEMS becoming omnipresent

7 different MEMS devices in your phone

- Microphones
- GPS
- Image Sensors
- Gyroscope
- Pressure Sensor
- Camera

17 MEMS devices in your car, growing to **30+** by 2017

Microscanners for Head Up Displays
TPMS pressure + accel + temp + energy scavengers
RF MEMS reference Oscillators
Accel + Gyros for ESP, GPS navigation roll detect
Airbag Accelerometers
IR sensors for driver vision enhancement road monitor, cabin temp, air quality, anti-fog
Pressure, flow sensors for engine management air intake
Pressure accelerometer gyro for aide airbag sensing & deployment
Flow sensors for HVAC
Inclinometers for zero set (Accelero) theft alarm electronic parking brake, headlight level

▸ Inertial Senors ▸ Pressure Flow ▸ Inertial Senors ▸ RF, other

41 | Lender presentation

MEMS becoming omnipresent

SPTS etch and deposition processes are the industry standard for all major MEMS applications and customers

41 | Lender presentation

Advanced Packaging: Enabling The Next Generation Of Semiconductors

Industry challenges Possible solutions

More speed and Advanced Packaging Wire

functionality Bonding

Solves the Moore’s

Law conundrum

Served by OSATs, 2.0D

Lower cost Foundries and IDMs

? No one-size-fits all

Smaller footprint

Node Shrinkage 2.5D

? No longer cheaper

on cost per transistor

Lower power ? Fab costs prohibitive

consumption for all but a few

players

? Technology

Increased power challenges remain 3.0D

density

Technology transition status

Packaging technology is evolving quickly in the semiconductor industry. Market currently primarily comprises 2.0D

2.5D production is ramping up driven by FPGAs used in gaming devices, smart TVs and memory stacking

As design challenges are overcome, foundries and IDMs are likely to adopt 3.0D, driving growth in the 2015/16 timeframe

Customers: Who is doing what?

OSATs are very active in 2.0D covering the mid to back-end processes and account for the majority of tool spend today

As the market transitions to 2.5D and 3.0D, OSATs are expected to remain key players but foundries and IDMs are expected to be increasingly active and take on a greater proportion of spend in 2.5D and 3.0D

SPTS is active across a broad spectrum of advanced packaging technologies and has strong relationships and design wins with OSATs and some IDMs and shows early traction with other IDMs and foundries

Success to date with OSATs gives SPTS traction with IDMs and foundries which are an increasing commercial focus as the market transitions to 2.5D and 3.0D

Advanced Packaging architectures sustain Moore’s Law and represent the next wave of growth in semiconductor capital equipment markets

42 | Lender Presentation

SPTS segment overview

orbotech Be Sure

	MEMS[1]	Advanced Packaging	Power, RF, HB-LED and Other

Overview	• Micro-electro-mechanical systems are miniaturised sensors, actuators and structures used in various consumer, automotive and other applications ◦ Sensors include accelerometers, gyroscopes, digital compasses, inertial modules, pressure sensors, etc.	• Packaging refers to the process steps that form the protective enclosure around a finished chip and create the external connections for input/output • Enhanced next generation packaging architectures to enable the production of higher performance, smaller, more efficient and lower cost semiconductors	• Other end-markets include power management chips, radio frequency communication devices and LED light applications
Revenue breakdown (2013) [1]	42%	28%	30%
Market dynamics	• Increasing demand for MEMS technology is expected to come from diverse industries such as automotive, consumer electronics, health, and biomedical devices and even the Internet of Things – the connectivity of everything	• Advanced Packaging architectures sustain Moore's Law and represent the next wave of growth in semiconductor capital equipment markets	• Strong long-term growth drivers in reducing energy consumption, renewable power, electric vehicles, industrial automation and wireless communication
Selected process library positions	Amkor, Analog Devices, Aptina, ASE Group, tsmc, Chipbond, Micralyne, Fraunhofer, leti, SPIL, STATSChipPAC, silex, ST	Bosch, Sony, HP, Dalsa, apm, imt, silex, UMC, Macrotech, FAB, Honeywell, LCSP, sensonor, Olympus	Power: Infineon, International Rectifier, Toshiba RF: RFMD, win, TriQuint HB-LED: OSRAM, Seoul, Philips Lumileds
Product overview			

[1] Micro-electromechanical systems

43 | Lender presentation

SPTS segment overview

MEMS¹ Advanced Packaging Power, RF, HB-LED and Other

Overview

Micro-electro-mechanical systems are miniaturised sensors, actuators and structures used in various consumer, automotive and other applications

Sensors include accelerometers, gyroscopes, digital compasses, inertial modules, pressure sensors, etc.

Packaging refers to the process steps that form the protective enclosure around a finished chip and create the external connections for input/output

Enhanced next generation packaging architectures to enable the production of higher performance, smaller, more efficient and lower cost semiconductors

Other end-markets include power management chips, radio frequency communication devices and LED light applications

Revenue breakdown (2013) ¹

42%

28%

30%

Market dynamics

Increasing demand for MEMS technology is expected to come from diverse industries such as automotive, consumer electronics, health, and biomedical devices and even the Internet of Things – the connectivity of everything

Advanced Packaging architectures sustain

Moore’s Law and represent the next wave of growth in semiconductor capital equipment markets

Strong long-term growth drivers in reducing energy consumption, renewable power, electric vehicles, industrial automation and wireless communication

Selected process library positions

Product overview

¹ Micro-electromechanical systems

43 Lender presentation

Best-In-Class proven and proprietary technologies

Common software and wafer handling platform

MEMS DRIE Etch

Thick Aluminum Film PVD

Low Temperature CVD

- **Low Temperature CVD**
  - <200° process for Advanced Packaging (via reveal), TSV and compound semi (RF/LED) manufacturing
  - Deposition rates typically 20-100% higher than competitors

Wafer Handling Capabilities

44 | Lender presentation

Best-In-Class proven and proprietary technologies

MEMS DRIE Etch

o Patented dual plasma source design and unique end point detection

MEMS o Used in a wide variety of applications across multiple end markets

DRIE Etch o High power, long-duration Etch to create very large features, with high level of uniformity platform o Best in class Etch-rate: Typically 50% higher than competition

Thick Aluminium Film PVD

o Critical for MEMS, TSV, LEDs and power devices

o Deposition at high rates with high level of uniformity

handling Thick Aluminum > Unique ionized PVD process for barrier and seed metal deposition in high aspect ratio

Film PVD structures

> Typically 50% lower Cost of Ownership than competitors

wafer o Systems designed for high volume processing of power devices, compound semi (RF/LED) devices and TSV applications

and

Low Temperature CVD

o <200° process for Advanced Packaging (via reveal), TSV and compound semi (RF/LED)

Low manufacturing

software Temperature CVD o Deposition rates typically 20-100% higher than competitors

Wafer handling flexibility

Common Wafer o Range of wafer-handling platform options addressing the requirements of volume manufacturing,

Handling pilot production and R&D

Capabilities o 100mm, 200mm and 300mm wafers, carried wafers and non-Si materials

SPTS’ proprietary technology and uniquely designed processes result in highly differentiated and superior performance

44 | Lender presentation

SPTS — summary historical financials

Revenue ($M)

Revenue
% growth
30
30
35
250
200
150
100
50
0
20%
0%
(20%)
(40%)
208
(30%)
(25%)
156
16%
180
2012A
2013A
2014E

Gross profit ($M)

Gross profit
% margin
200
100
0
60%
50%
40%
30%
20%
10%
0%
48%
49%
48%
100
76
86
2012A
2013A
2014E

EBITDA ($M)

EBITDA
% margin
100
80
60
40
20
0
30%
20%
10%
0%
26%
23%
25%
54
35
45
2012A
2013A
2014E

FCF¹ ($M)

FCF
% conversion²
60
40
20
0
80%
70%
60%
50%
40%
30%
20%
10%
0%
52%
71%
28
25
2012A
2013A

48 | Lender presentation

SPTS — summary historical financials

Revenue ($M)

Revenue % growth

30 30 35

250 20% 200 16% 0% 150 (25%) 100 208 180 (20%) (30%) 156 50

0 (40%) 2012A 2013A 2014E

Gross profit ($M)

Gross profit % margin 200 49% 60% 48% 48% 50% 40% 100 30% 20% 100 86

76 10%

0 0% 2012A 2013A 2014E

2012-13 decline were in line with the semiconductor space which is driven by worldwide GDP and was impacted by uncertain global economic macro conditions leading to lower customer confidence and spending

EBITDA ($M)

EBITDA % margin 100 25% 30% 26% 23% 80 20% 60

40

10% 54

20 45 35

0 0% 2012A 2013A 2014E

FCF1 ($M)

FCF % conversion2

60 71% 80%

70%

40 52% 60%

50% 40%

20 30%

28 20%

25 10%

0 0% 2012A 2013A

Note: All financial information for SPTS is based on SPTS’ results in UK GAAP xx Recurring revenue (Services revenue) 1 Defined as EBITDA-Capex-taxes-change in net working capital; 2 Defined as FCF/EBITDA

48 | Lender presentation

Combined Business — summary historical financials

Revenue ($M)

Revenue
% growth
1,000
800
600
400
200
0
25%
15%
5%
(5%)
(15%)
(25%)
(35%)
(45%)
178
176
595
(30%)
0%
596
2012
2013

Gross profit ($M)

Gross profit
% margin
300
150
50%
40%
30%
20%
10%
0%
40%
45%
239
268
2012
2013

Adjusted EBITDA ($M)

Adjusted EBITDA
% margin
120
90
60
25%
20%
15%
10%
5%
0%
14%
17%
85
100
2012
2013

FCF[1] ($M)

FCF
% conversion2
100
80
60
40
20
0
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
83%
60%
70
60
2012
2013

49 | Lender presentation

Combined Business — summary historical financials

Revenue ($M)

Revenue % growth 1,000 178 176 25% 15% 800 5% 600 (5%) 0% 400 (15%) 595 596 (25%) 200 (30%) (35%)

0 (45%) 2012 2013

Gross profit ($M)

Gross profit % margin 300 45% 50% 40% 40%

30%

268 20% 239 10%

150 0% 2012 2013

Adjusted EBITDA ($M)

Adjusted EBITDA % margin

120 25%

17% 20% 14% 15% 90 10% 100

85 5%

60 0% 2012 2013

FCF1 ($M)

FCF % conversion2

100 83% 90%

80%

80 60% 70%

60%

60

50% 40%

40

70 30%

60 20% 20

10%

0 0% 2012 2013

Note: All financial information for SPTS is based on SPTS’ results in UK GAAP xx Recurring revenue (Services revenue) 1 Defined as EBITDA-Capex-taxes-change in net working capital; 2 Defined as FCF/EBITDA

49 | Lender presentation

End consumer end market trends

orbotech Be Sure™

Worldwide tablet shipments (units, millions)

CAGR '10-'17: 47.8%
18
69
126
189
219
244
265
282
2010
2011
2012
2013
2014
2015
2016
2017

Source: IDC's WW Quarterly Tablet Tracker, July 2014

Worldwide Smartphone shipments (units, millions)

CAGR '10-'17: 27.2%
305
494
725
1,010
1,204
1,369
1,512
1,637
2010
2011
2012
2013
2014
2015
2016
2017

Connected TVs shipments (units, millions)

CAGR '10-'17: 32.0%
31
70
110
143
170
189
206
220
2010
2011
2012
2013
2014
2015
2016
2017

Industry trends

52 | Lender presentation

End consumer end market trends

Worldwide tablet shipments (units, millions)

244 265 282

189 219

69 126

18

2010 2011 2012 2013 2014 2015 2016 2017

Source: IDC’s WW Quarterly Tablet Tracker, July 2014

Worldwide Smartphone shipments (units, millions)

1,637

1,369 1,512

1,010 1,204

494 725

305

2010 2011 2012 2013 2014 2015 2016 2017

Source: IDC’s WW Quarterly Mobile Phone Tracker, July 2014

Connected TVs shipments (units, millions)

189 206 220

143 170

70 110

31

2010 2011 2012 2013 2014 2015 2016 2017

IDC, Worldwide Consumer Market Model, 2010–2017, Version 2, Feb 2014

Industry trends

Continued demand for high-end consumer electronic devices

o More capabilities + Smarter and more connected

Central role of the leading designers

o New Form Factors: Wearables, Flexible and foldable, Thinner and Lighter, 3-D, Internet of things, Printing Electronics

o Smartphones, tablets, e-readers and other mobile connected devices that require complex and high performance components

Value chain responding with new production processes

o Additive Manufacturing, Printed Electronics, Functional Printing

Need for more advanced manufacturing combined with yield management capabilities to contain costs leading to manufacturers to make significant capital investments over time

China emerging as the new center of demand and sophisticated high tech production

52 | Lender presentation

Compelling acquisition with both strategic and financial benefits

Moving up the value chain

Entering adjacent high growth markets

Improved scale and diversification

Financially attractive

Conservative capital structure

Natural extension of vision and strategy as leader in advanced micro manufacturing

From PCB (>40 microns) to IC Substrates (>10 microns) to Packaging (5 microns)

Leverage SPTS leadership in fast growing Advanced Packaging market to position Obotech’s organic products into those markets

Leverage SPTS position in the MEMS/Power market to penetrate with LIFT type solutions for that space in the future

Reduce standalone execution risks and provides greater resilience to deal with the semiconductor cycles

Significant segmental diversification achieved

Margins are stable for SPTS across cycles

Immediately non-GAAP EPS accretive

Margin and growth accretive

Moderate acquisition leverage (1.7x net debt and 2.9x gross debt) with fast de-leveraging expected

Efficient use of cash on balance sheet

53 | Lender presentation

Orbotech Be Sure™

Market

Advanced Packaging

Engagement with Top 5 OSATs

100%

MEMS

Engagement with Top 30 MEMS manufacturers

>85%

Power & compound semi

Engagement with Top 10 device vendors

Power 50%
RF 80%
HB-LED 30%

Selected process library positions

Advanced Packaging: Amkor Technology, Analog Devices, Aptina, ASE Group, Chipbond, Macrotech Technology Inc., Fraunhofer, Leti, WLCSP, Silex, SPIL, STATSChipPAC, ST, STS반도체통신(주), tsmc

MEMS: Bosch, Sony, hp, Silex, apm, imt, Honeywell, SVTC, sensonor, Infineon, tsmc, ST, Dalsa, SBS, XFAB, tronics, Micralyne, AMR, Semefab, TowerJazz, UMC, Olympus

Power: Infineon, Toshiba, International IOR Rectifier

RF: RFMD, Skyworks, TriQuint, win Semiconductors Corp.

HB-LED: Osram, Philips Lumileds, Seoul

Competition

Advanced Packaging: Lam, Applied Materials, amec, oerlikon

MEMS: Lam, Memstar, oerlikon

Power & compound semi: Plasma-Therm, Applied Materials, oerlikon

54 | Lender presentation

SPTS market leadership and significant portfolio of process library positions

Advanced Packaging MEMS Power & compound semi

Engagement with Top 30 MEMS Engagement with Top 10 device Engagement with Top 5 OSATs manufacturers vendors

Power 50%

Market

RF 80% HB-LED 30%

100% >85%

Power RF HB-LED

Selected process library positions

Competition

54 | Lender presentation

Synergies from Combining Orbotech and SPTS

Conservative Financial Assumptions

Orbotech has conservatively excluded revenue and cost synergies from its combined financials

Attractive Synergy Potential

Synergies are expected based on the marketing and customer overlap, and cross selling at Orbotech and SPTS Short term outlook:

Complementary product solutions allow for immediate bundling and cross selling opportunities

Solutions offered by SPTS and Orbotech are sequential steps in the value chain – providing customers with a single complete solution

Long term outlook:

SPTS provides a large footprint and an established brand name that will accelerate Orbotech’s entry into advanced packaging

Orbotech anticipates developing new systems and adapting its existing technologies to complement the capabilities of SPTS, particularly in wafer handling

Orbotech GAAP results to Adjusted EBITDA

Full Year Ended LTM

($M) 2011 2012 2013 MAR 31, 2014

Net Income 47.3 (45.6) 40.0 41.3

Minority interest and interest losses (0.1) (0.8) (0.6) (0.3)

Tax expenses 7.7 0.5 7.0 7.2

Finance expenses 6.6 5.1 1.1 0.7

Depreciation & amortization 20.0 17.9 13.3 13.9

Minority interest and interest losses 0.1 0.8 0.6 0.3

Stock based compensation 3.7 3.1 3.2 3.2

Write down of inventories 6.7 14.3

Restructuring 5.1

Impairment of intangible 30.1

Loss (gain) from discontinued operations, net of tax (1.4)

Orbotech Adjusted EBITDA 90.6 30.5 64.6 66.3

SPTS EBITDA 54.0 35.1 35.6

Combined Business Adjusted EBITDA 84.5 99.7 102.0

Note: All financial information for the Combined Business is based on UK GAAP

56 | Lender presentation

SPTS Net income to EBITDA

Full Year Ended LTM

($mm) 2012 2013 MAR 31, 2014

Net income 17.2 5.1 6.0

Income tax expenses 5.8 2.5 3.0

Financial (interest) expense 17.5 15.5 15.1

Fixed assets depreciation 4.0 3.8 4.1

Impairment of fixed assets 1.1 — -

Goodwill amortization 5.7 5.8 5.8

Transactional costs 0.7 1.6 1.5

Foreign exchange (gain)/loss 2.0 0.8 0.2

SPTS EBITDA 54.0 35.1 35.6

57 | Lender presentation

Exhibit 99.3

SPTS Technologies Group Limited

Revised Annual Report

31 December 2011

Company Number 7635249

SPTS TECHNOLOGIES GROUP LIMITED

SPTS TECHNOLOGIES GROUP LIMITED

DIRECTORS AND ADVISORS

Executive Directors

William Johnson

Kevin Crofton

Richard Rees

Non Executive Directors

Chris Bell

Kevin Reynolds

Henry Nothhaft - Chairman

Company Secretary

Richard Craven

Registered Office

Ringland Way

Newport

NP18 2TA

Auditors

Ernst & Young LLP,

The Paragon

Counterslip

Bristol

BS1 6BX

Solicitors

Osborne Clarke

2 Temple Back East

Temple Quay

Bristol

BS1 6EG

1

SPTS TECHNOLOGIES GROUP LIMITED

DIRECTORS’ REPORT

The directors submit their revised Annual Report on the affairs of the company, together with the revised financial statements and auditors’ report, for the 5 months ended 31 December 2011. This revised Annual Report replaces the original Annual Report for the financial period, which has been prepared as at the date of the original directors’ report and not as at the date of the revision and accordingly does not deal with any events between those dates. This revised Annual Report is now the statutory accounts for SPTS Technologies Group Limited for the 5 months ended 31 December 2011. The original Consolidated Cash Flow Statement was not prepared under United Kingdom Generally Accepted Accounting Policies, as a result the directors of the Company have chosen to withdraw the original financial statements and prepare revised financial statements which include a revised Consolidated Cash Flow Statement.

The company was incorporated on 16 May 2011 and trading commenced from 1 August 2011. The company accounts are presented from the date of incorporation to the 31 December. The group accounts cover the 5 month trading period from 1 August to 31 December as described below.

Principal activity

The principal activity of the group is the design, manufacture and distribution of a range of highly specialised machines incorporating semi-conductor fabrication technology used by the group’s customers in the production of semi-conductor-related devices. These devices are required in a number of specialist products such as microelectrical mechanical systems (MEMS), power semiconductors, wireless communications equipment, LED devices and advanced packaging applications.

On 1 August 2011, the group was formed following a management buyout, backed by funds managed by Bridgepoint Advisors Limited, of SPTS Technologies UK Ltd (SPTS UK) from Sumitomo Precision Products Co. Ltd (SPP). The acquisition was funded by private Bridgepoint Advisors Limited and management funding through the newly formed SPTS Technologies group of companies. A subsidiary of the group, SPTS Technologies Sapphire Limited completed the acquisition of SPTS UK and SPP maintained a minority shareholding of 3 per cent in the group. The acquisition includes SPP Process Technology Systems KK (SPTS KK) and certain Intellectual Property Rights. SPTS KK was acquired by the SPTS Group to support the SPTS product range in the Japanese market. There have been no changes in management, product strategy, customer focus, or mission at SPTS UK after the ownership change, only a minor change in name of the group companies in deference to the former parent company. As such consolidated accounts have been presented for the company and its subsidiaries from the date control passed on 1 August 2011. Full year trading results and comparatives for the group can be seen on SPTS UK financial statements; this excludes the financing structure included within these accounts.

On 30 November 2011 the group acquired 5 per cent of the issued share capital of SPP Technologies Co., Ltd. (SPT). SPP acquired the remaining 95% of SPT. This entity will provide comprehensive solutions to meet the requirements of Japanese customers through the wide range of SPTS products and services. As a result employees and the trade and assets of SPTS KK were transferred and sold to SPT on 30 November 2011. SPT now holds the distribution agreement for SPTS products in the Japanese market and will act as a sales agent and strategic partner in the foreseeable future.

Business review

The results for the 5 months to 31 December 2011 are set out in the consolidated profit and loss account. Turnover amounted to $107.8 million with a gross profit of $53.8 million. EBITDA amounted to $30.8 million with profit on ordinary activities before taxation being $15.8 million.

The group’s business is now being run through three divisions; Single Wafer Division, Thermal Products Division and Primaxx division. The Single Wafer Division manufactures, supplies and supports plasma etch and deposition technologies with a manufacturing base in Newport, UK. The USA subsidiary manufacturers and supplies Thermal Product technologies from the site in San Jose, California. Primaxx manufactures and supplies dry release etch products primarily for the MEMS market from the manufacturing site in Allentown, PA, USA.

In 2011, SPTS Group continued to serve a range of technology sectors, reflecting the diversity of technology offered by the group and the ability to offer a wide range of enabling manufacturing processes to a broad cross section of the technology sector. This diversity, together with the ability of the product range to be utilised in both production and research environments across a number of markets and geographical locations means that revenue risks continue to be well spread and will help the group manage market conditions in the future. During 2011, the Company took advantage of the slowing market conditions to improve internal control procedures, improving procurement practices and corporate governance, including continued cost control to ensure it is ideally placed for the next round of growth.

The net assets of the business were $14.6 million as at 31 December 2011.

2

SPTS TECHNOLOGIES GROUP LIMITED

DIRECTORS’ REPORT (continued)

The directors expect the general level of activity to continue well into 2012. Market projections for 2012 are strong and SPTS are in an excellent position as a result of their acquisitions to consolidate and grow their current market position.

Operational risk management

The group regards the provision of a safe working environment as essential for its employees and the supply of products which are fully safety compliant as paramount for its customers. The group’s operations have a low environmental impact on the local communities in which they are situated and are compliant with environmental regulations, following best practice and best available techniques wherever possible.

Financial risk management

The nature of the group’s operations, essentially being the production of complex, long lead-time capital equipment, most of which is exported, gives rise to the need for bank finance and international currency transactions. The associated financial risks are liquidity, interest rates and exchange rate fluctuations.

The group operates a centralised treasury function, which acts within clearly defined policies approved by the Board that are designed to reduce the financial risk faced by the group. No speculative trading in currency or other financial instruments is undertaken. Liquidity is maintained through effective operational practices for working capital and cash flow management, supported by the availability of adequate borrowing facilities.

Transactional foreign currency exchange rate exposure is managed through the use of forward foreign currency contracts. Bad debts are also an ever-present financial risk, managed by the use of credit rating checks.

Research and development

During 2011, research and development expenditure amounted to 6% of turnover. The group continues to commit significant resources to research and development activities in order to design, produce and promote new products, to improve and upgrade existing products and to exploit new technologies. Development work is principally initiated by, or carried out in conjunction with, customers in order to improve or introduce products for a known market. This approach reduces the inherent risk in research and development activities.

Dividend

The directors do not recommend the payment of a dividend.

Directors

The directors who held office during the period to 31 December 2011 and to date were:

Date of appointment
William Johnson	Executive director	1 August 2011
Kevin Crofton	Executive director	1 August 2011
Richard Rees	Executive director	1 August 2011
Christopher Bell	Non-executive director	17 June 2011
Kevin Reynolds	Non-executive director	8 July 2011
Henry Nothhaft	Non – executive director and Chairman	17 November 2011

Richard Craven was appointed as Company Secretary on 2 April 2012.

Donations

There were no charitable or political donations made during the period.

3

SPTS TECHNOLOGIES GROUP LIMITED

DIRECTORS’ REPORT (continued)

Employees

The group believes that its employees are one of its greatest assets and continue to add value to the business. The group continues to encourage employee involvement by making information available to employees. The group has procedures for the communication of significant business issues to all subsidiaries. Each subsidiary has internal procedures for consulting and communicating with employees to maximise the contribution of each employee to the development of the business. This is supported through newsletters and also through regular employee briefings at which members of the executive team outline group performance and future objectives.

It is the group’s policy to give employment opportunities to disabled persons whenever possible and to afford such employees equal opportunities for training, career development and promotion. SPTS has a declared policy as an equal opportunity employer.

Going concern

SPTS Group has achieved strong results for 2011 and also expect to in 2012. Due to the nature of the business and the working capital needed to fund the production of capital equipment, management of cash remains a key priority for the business. The directors monitor cash flow forecasts closely and on a timely basis. The group has positive cash balances, group borrowing facilities have been renewed for 2012, the covenants attached to the facilities are not in breach and the directors are managing the level of facilities available and cash flow to meet future growth.

The directors have reviewed the cash flow forecasts for the group for the period to December 2012 and beyond and are satisfied that these forecasts take account of all reasonably expected events in that period. The directors believe that the group’s forecast results, in addition to its existing finance facilities, are sufficient to continue to meet its ongoing working capital requirements and fund continued growth of the business. The directors believe that the company is well placed to manage these business risks.

The directors have a reasonable expectation that the company has adequate resources to continue in operational existence for the foreseeable future. Thus they have adopted the going concern basis of accounting in preparing the annual financial statements.

Auditors

In the case of each of the persons who are directors of the company at the date when this report is approved:

•	so far as each of the directors is aware, there is no relevant audit information of which the company’s auditors are unaware; and

•	each of the directors has taken all the steps that they ought to have taken as a director to make themselves aware of any relevant audit information and to establish that the company’s auditors are aware of that information.

This confirmation is given and should be interpreted in accordance with the provisions of s418 of the Companies Act 2006.

Ernst & Young were appointed as the company’s auditor during the financial period. They have indicated their willingness to continue in office and a resolution for their reappointment will be proposed at the forthcoming Annual General Meeting.

Richard Rees

Director

9 July 2014

4

SPTS TECHNOLOGIES GROUP LIMITED

DIRECTORS’ RESPONSIBILITIES STATEMENT

The directors are responsible for preparing the revised annual report and the revised financial statements in accordance with applicable law and regulations.

Company law requires the directors to prepare financial statements for each financial year. Under that law the directors have elected to prepare the revised financial statements in accordance with United Kingdom Generally Accepted Accounting Practice (United Kingdom Accounting Standards and applicable law). Under company law the directors must not approve the revised financial statements unless they are satisfied that they give a true and fair view of the state of affairs of the company and of the profit or loss of the company for that period. In preparing these revised financial statements, the directors are required to:

•	select suitable accounting policies and then apply them consistently;

•	make judgements and accounting estimates that are reasonable and prudent;

•	state whether applicable United Kingdom Accounting Standards have been followed; and

•	prepare the revised financial statements on the going concern basis unless it is inappropriate to presume that the company will continue in business.

The directors are responsible for keeping adequate accounting records that are sufficient to show and explain the company’s transactions and disclose with reasonable accuracy at any time the financial position of the company and enable them to ensure that the financial statements comply with the Companies Act 2006. They are also responsible for safeguarding the assets of the company and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

5

SPTS TECHNOLOGIES GROUP LIMITED

INDEPENDENT AUDITORS’ REPORT TO THE MEMBERS OF

SPTS TECHNOLOGIES GROUP LIMITED

We have audited the revised financial statements of SPTS Technologies Group Limited for the period ended 31 December 2011 which comprise the Consolidated Profit and Loss Account, Consolidated Balance Sheet, Company Balance Sheet, Consolidated Cash Flow Statement, Consolidated Statement of Total Recognised Gains and Losses, and the related notes 1 to 28. These revised financial statements have been prepared under the accounting policies set out therein and replace the original financial statements approved by the directors on 30 May 2012.

The revised financial statements have been prepared under the Companies (Revision of Defective Accounts and Report) Regulations 2008 and accordingly do not take account of events which have taken place after the date on which the original financial statements were approved.

This report is made solely to the company’s members, as a body, in accordance with the Companies (Revision of Defective Accounts and Report) Regulations 2008. Our audit work has been undertaken so that we might state to the company’s members those matters we are required to state to them in an auditor’s report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company and the company’s members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of directors and auditors

The directors’ responsibilities for preparing the revised financial statements in accordance with applicable law and United Kingdom Accounting Standards (United Kingdom Generally Accepted Accounting Practice) and for being satisfied that they give a true and fair view are set out in the Statement of Directors’ Responsibilities.

Our responsibility is to audit the revised financial statements in accordance with relevant legal and regulatory requirements and International Standards on Auditing (UK and Ireland).

We report to you our opinion as to whether the revised financial statements give a true and fair view, have been properly prepared in accordance with United Kingdom Generally Accepted Accounting Practice and are prepared in accordance with the requirements of the Companies Act 2006 as they have effect under the Companies (Revision of Defective Accounts and Report) Regulations 2008. We also report to you whether, in our opinion, the information given in the revised Directors’ Report is consistent with the revised financial statements.

In addition we report to you if, in our opinion, the company has not kept adequate accounting records or if we have not received all the information and explanations we require for our audit or if disclosures of directors’ benefits, remuneration, pensions and compensation for loss of office specified by law are not made.

We read the revised Directors’ Report and consider the implications for our report if we become aware of any apparent misstatements within it.

We are also required to report whether, in our opinion, the original financial statements failed to comply with the requirements of the Companies Act 2006 in the respects identified by the directors.

Basis of audit opinion

We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the revised financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the revised financial statements, and of whether the accounting policies are appropriate to the company’s and the group’s circumstances, consistently applied and adequately disclosed.

The audit of revised financial statements includes the performance of procedures to assess whether the revisions made by the directors are appropriate and have been properly made.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the revised financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the revised financial statements.

6

SPTS TECHNOLOGIES GROUP LIMITED

INDEPENDENT AUDITORS’ REPORT TO THE MEMBERS OF

SPTS TECHNOLOGIES GROUP LIMITED (continued)

Opinion

In our opinion:

•	the revised financial statements give a true and fair view, seen as at the date the original financial statements were approved, of the state of the group’s and company’s affairs as at 31 December 2011 and of the group’s profit for the period then ended;

•	the revised financial statements have been properly prepared in accordance with United Kingdom Generally Accepted Accounting Practice seen as at the date the original financial statements were approved;

•	the revised financial statements have been properly prepared in accordance with the provisions of the Companies Act 2006 as they have effect under the Companies (Revision of Defective Accounts and Report) Regulations 2008;

•	the original financial statements for the period ended 31 December 2011 failed to comply with the requirements of the Companies Act 2006 in the respects identified by the directors in the statement contained in note 28 to these revised financial statements; and

•	the information given in the revised Directors’ Report is consistent with the revised financial statements.

Emphasis of matter – revision of consolidated cash flow statement and notes affected

In forming our opinion on the revised financial statements, which is not qualified, we have considered the adequacy of the disclosures made in note 28 to these revised financial statements concerning the need to revise the consolidated cash flow statement and the notes affected. The original financial statements were approved on 30 May 2012 and our previous report was signed on that date. We have not performed a subsequent events review for the period from the date of our previous report to the date of this report.

David Wilkinson (senior statutory auditor)

For and on behalf of Ernst & Young LLP, Statutory auditor

Bristol, United Kingdom

10 July 2014

7

SPTS TECHNOLOGIES GROUP LIMITED

CONSOLIDATED PROFIT AND LOSS ACCOUNT

5 months ended 31 December 2011

	Note	2011
		$’000
GROUP TURNOVER	2	107,777
Cost of sales		(53,991)

GROSS PROFIT		53,786
Operating costs		(27,034)

GROUP OPERATING PROFIT	3	26,752
Share of net operating loss of joint ventures and associate	4	(1,148)

PROFIT ON ORDINARY ACTIVITIES BEFORE FINANCE CHARGES		25,604
Interest payable and similar charges	5	(9,812)

PROFIT ON ORDINARY ACTIVITIES BEFORE TAXATION		15,792
Tax on profit on ordinary activities	8	(3,192)

PROFIT FOR THE FINANCIAL PERIOD	20	12,600

All activities derive from continuing operations.

8

SPTS TECHNOLOGIES GROUP LIMITED

CONSOLIDATED STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES

5 months ended 31 December 2011

2011
$’000
Profit for the financial period	12,600
Currency translation differences on foreign currency net investments	2

Total gains recognised	12,602

9

SPTS TECHNOLOGIES GROUP LIMITED

CONSOLIDATED BALANCE SHEET

At 31 December 2011

	Note	2011
		$’000	$’000
FIXED ASSETS
Intangible assets
Development costs, patents and trademarks	9		979
Goodwill	10		111,290
Tangible assets	11		24,679
Investments in associates	12		3,817
Investments	12		666

			141,431
CURRENT ASSETS
Stocks	14	50,533
Debtors	15	60,369
Cash at bank and in hand		25,483

		136,385
CREDITORS: AMOUNTS FALLING DUE WITHIN ONE YEAR	16	(57,319)

NET CURRENT ASSETS			79,066

TOTAL ASSETS LESS CURRENT LIABILITIES			220,497
CREDITORS: AMOUNTS FALLING DUE AFTER MORE THAN ONE YEAR	17		(200,439)
PROVISIONS FOR LIABILITIES	18		(5,468)

NET ASSETS			14,590

CAPITAL AND RESERVES
Called up share capital	19		10
Share premium account	20		1,978
Foreign Exchange Reserve	20		2
Profit and loss account	20		12,600

SHAREHOLDERS’ FUNDS	20		14,590

The revised financial statements of SPTS Technologies Group Limited, registered number 7635249, were approved by the Board of Directors and authorised for issue on 9 July 2014.

Signed on behalf of the Board of Directors

Richard Rees

Director

10

SPTS TECHNOLOGIES GROUP LIMITED

COMPANY BALANCE SHEET

At 31 December 2011

	Note	2011
		$’000	$’000
FIXED ASSETS
Investments	12		1,954
CURRENT ASSETS
Debtors	15	5,364

			5,364
CREDITORS: AMOUNTS FALLING DUE WITHIN ONE YEAR	16		—

NET CURRENT ASSETS			5,364

TOTAL ASSETS LESS CURRENT LIABILITIES			7,318
CREDITORS: AMOUNTS FALLING DUE AFTER MORE THAN ONE YEAR	17		(5,330)

NET ASSETS			1,988

CAPITAL AND RESERVES
Called up share capital	19		10
Share premium	20		1,978

SHAREHOLDERS’ FUNDS	20		1,988

The revised financial statements of SPTS Technologies Group Limited, registered number 7635249, were approved by the Board of Directors and authorised for issue on 9 July 2014.

Signed on behalf of the Board of Directors

Richard Rees

Director

11

SPTS TECHNOLOGIES GROUP LIMITED

CONSOLIDATED CASH FLOW STATEMENT

For the period ended 31 December 2011

	Note		2011 $’000
Net cash inflow from operating activities	22	(a)	14,068

Returns on investments and servicing of finance
Interest paid			(233)

			(233)

Taxation
Corporation tax paid			—
Capital expenditure and financial investment
Payments to acquire tangible assets	11		(3,630)

			(3,630)

Acquisitions and disposals
Net cash acquired with subsidiary undertakings	22	(b)	24,757
Purchase of other investments	12		(666)

			24,091

Net cash inflow before financing			34,296

Financing
Proceeds from new borrowings	13		2,710
Repayment of long term loans			(10,000)

			(7,290)

Increase in cash			27,006

Reconciliation of net cash flow to movement in net debt
Increase in cash			27,006
Loans arising on acquisition	22	(b)	(200,822)
Repayment of long-term loans			10,000

Change in net debt resulting from cash flows			(163,816)
Exchange differences			(1,523)
Other	22	(b)	(9,617)

Movement in net debt			(174,956)
Net debt at 1 August 2011			—

Net debt at 31 December 2011	22	(b)	(174,956)

12

SPTS TECHNOLOGIES GROUP LIMITED

NOTES TO THE FINANCIAL STATEMENTS

Period ended 31 December 2011

1.	ACCOUNTING POLICIES

The directors submit their revised Annual Report on the affairs of the company, together with the revised financial statements and auditors’ report, for the 5 months ended 31 December 2011. This revised Annual Report replaces the original Annual Report for the financial period, which has been prepared as at the date of the original directors’ report and not as at the date of the revision and accordingly does not deal with any events between those dates. This revised Annual Report is now the statutory accounts for SPTS Technologies Group Limited for the 5 months ended 31 December 2011. The original Consolidated Cash Flow Statement was not prepared under United Kingdom Generally Accepted Accounting Policies, as a result the directors of the Company have chosen to withdraw the original financial statements and prepare revised financial statements which include a revised Consolidated Cash Flow Statement. Refer to note 28 for further detail.

The financial statements are prepared in accordance with applicable United Kingdom accounting standards. A summary of the principal accounting policies, all of which have been applied consistently throughout the period, are as follows:

Accounting convention

The financial statements are prepared under the historical cost convention.

Basis of preparation

The group results consolidate the financial statements of the company and its subsidiaries. On 1 August 2011, following the creation of the new SPTS Technologies Group Ltd, the consolidated financial statements have been prepared for the 5 months to 31 December 2011.

In respect of acquisitions, the results of subsidiaries acquired or sold are consolidated for the periods from or to the date on which control passed. Such acquisitions are accounted for under the acquisition method.

Going concern

SPTS Group has achieved excellent results for 2011 and also expect to in 2012. Due to the nature of the business and the working capital needed to fund the production of capital equipment, management of cash remains a key priority for the business. The directors monitor cash flow forecasts closely and on a timely basis. The group has positive cash balances, group borrowing facilities have been renewed for 2012, the covenants attached to the facilities are not in breach and the directors are managing the level of facilities available and cash flow to meet future growth.

The directors have reviewed the cash flow forecasts for the company for the period to December 2012 and beyond and are satisfied that these forecasts take account of all reasonably expected events in that period. The directors believe that the company’s forecast results and its finance facilities arising from the change in ownership of the group of which it is a member, are sufficient to continue to meet its ongoing working capital requirements and fund continued growth of the business. The directors believe that the company is well placed to manage these business risks.

The directors have a reasonable expectation that the company has adequate resources to continue in operational existence for the foreseeable future. Thus they have adopted the going concern basis of accounting in preparing the financial statements.

Intangible assets – Development costs, patents and trademarks

Development costs, patents and trademarks are included at cost and depreciated in equal annual instalments over a period of 20 years which is their estimated useful economic life.

Intangible assets – Goodwill

Goodwill arising on the acquisition of subsidiary undertakings and businesses, representing any excess of the fair value of the consideration given over the fair value of the identifiable assets and liabilities acquired, is capitalised and written off on a straight line basis over its useful economic life, which is 20 years. Provision is made for any impairment.

13

SPTS TECHNOLOGIES GROUP LIMITED

NOTES TO THE FINANCIAL STATEMENTS

Period ended 31 December 2011

1.	ACCOUNTING POLICIES (continued)

Tangible fixed assets

Tangible fixed assets are stated at cost, net of depreciation. Freehold land is not depreciated. On other assets, depreciation has been computed to write off the cost of tangible fixed assets on a straight-line basis over their expected useful lives using the following rates:

Freehold buildings	2% per annum
Leasehold improvements	Period of the lease
Demonstration machines	20% per annum
Plant and machinery	10% per annum
Fixtures, fittings and equipment	10% to 33% per annum

Investments

Investments held as fixed assets are stated at cost less provision for any impairment.

Joint ventures and associates

The transactions resulting from joint ventures and associates have been treated in accordance with FRS 9 “Associates and joint ventures”. The group’s share of the joint venture and/or associate profit or loss is included in the consolidated profit and loss account and its share of the joint venture and/or associate net assets or liabilities is included in the consolidated balance sheet within investments. Goodwill arising on the acquisition of associates is being amortised over 5 years due to the uncertainties inherent with start up R&D companies. Any unamortised balance of goodwill is included in the carrying value of the investment in associates.

Stocks

Stocks are valued at the lower of cost and net realisable value. The cost of finished goods includes materials, labour and a relevant proportion of production overheads. Provision has been made for excess and slow-moving items where appropriate.

Taxation

Current tax is provided at amounts expected to be paid (or recovered) using the tax rates and laws that have been enacted or substantively enacted at the balance sheet date.

Deferred taxation is provided in full on timing differences that result in an obligation at the balance sheet date to pay more tax, or a right to pay less tax, at a future date, at rates expected to apply when they crystallise based on current tax rates and law. Timing differences arise from the inclusion of items of income and expenditure in taxation computations in periods different from those in which they are included in the financial statements. Deferred tax assets are recognised to the extent that it is regarded as more likely than not that they will be recovered. Deferred tax assets and liabilities are not discounted.

Research and development expenditure

Research and development expenditure is written off to the profit and loss account in the year in which it is incurred.

Turnover

The company’s turnover represents amounts receivable, excluding value added tax and trade discounts, in respect of goods and services provided in the normal course of business. Revenue is recognised on the despatch of goods or the supply of services in line with SPTS’ right to receive consideration having delivered the majority of the related goods and services. An appropriate proportion of the revenue in relation to the sale of machines is deferred. This relates to system installation revenue and is deferred until such time as the installation is complete and accepted by the customer. Associated costs are also deferred.

Foreign exchange

Transactions denominated in foreign currencies are translated into sterling and recorded at the rates ruling at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are translated at the rates ruling at that date or, if appropriate, at the forward contract rate. Any gain or loss arising from a change in exchange rates subsequent to the date of the transaction is dealt with in the profit and loss account.

14

SPTS TECHNOLOGIES GROUP LIMITED

NOTES TO THE FINANCIAL STATEMENTS

Period ended 31 December 2011

1.	ACCOUNTING POLICIES (continued)

The results of foreign subsidiaries are translated into sterling at the average rates of exchange during the period and their balance sheets at the rates ruling at the balance sheet date. The difference arising from the translation of the opening net investment in subsidiaries, the results of operations, and matched long-term foreign currency borrowings are taken directly to reserves.

Operating leases

Costs in respect of operating leases are charged on a straight-line basis over the lease term.

Government grants

When the conditions of grants are met, the revenue element is credited to the profit and loss account as the related expenditure is incurred and the capital element is credited to the profit and loss account over the expected useful life of the related assets.

Pension costs

The amount of pension contributions payable in the period is charged to the profit and loss account as incurred.

Share based payments

Equity – settled transactions

The cost of equity-settled transactions with employees is measured by reference to the fair value at the date at which they are granted and is recognised as an expense over the vesting period, which ends on the date on which the relevant employees become fully entitled to the award. In valuing equity-settled transactions, no account is taken of any vesting conditions, other than conditions linked to the price of the shares of the company (market conditions). No expense is recognised for awards that do not ultimately vest.

At each balance sheet date before vesting, the cumulative expense is calculated, representing the extent to which the vesting period has expired and management’s best estimate of the market conditions at that time. The movement in cumulative expense since the previous balance sheet date is recognised in the income statement, with a corresponding entry in equity.

Cash – settled transactions

The cost of cash-settled transactions is measured at fair value. Fair value is established initially at the grant date and at each balance sheet date thereafter until the awards are settled. During the vesting period a liability is recognised representing the product of the fair value of the award and the portion of the vesting period expired as at the balance sheet date. From the end of the vesting period until settlement, the liability represents the full fair value of the award as at the balance sheet date. Changes in the carrying amount for the liability are recognised in profit or loss for the period.

Warranty provision

The warranty provision relates to the expected costs of providing repairs and spares under warranty agreements given to customers.

Related party transactions

In accordance with the exception permitted by paragraph 17 of Financial Reporting Standard 8, transactions with wholly owned group companies are not reported.

2.	TURNOVER

2011
$’000
Turnover by destination
Europe	31,449
United States of America	29,877
Asia and Rest of World	46,451

107,777

Associate and joint venture companies do not have any turnover in 2011.

15

SPTS TECHNOLOGIES GROUP LIMITED

NOTES TO THE FINANCIAL STATEMENTS

Period ended 31 December 2011

3.	OPERATING PROFIT

The operating profit is stated after charging/(crediting) the following:

2011
$’000
Depreciation of tangible fixed assets	1,259
Operating lease costs:
Plant and machinery	1,220
Other	88
Loss on disposal of tangible fixed assets	—
Amortisation of intangibles	2,362
Grant income	(992)
Foreign exchange loss	2,374

The analysis of auditors’ remuneration is as follows:

2011
$’000
Fees payable to the company’s auditors for the audit of the group’s annual accounts	23
Fees payable to the company’s auditors and their associates for other services to the group
The audit of the company’s subsidiaries pursuant to legislation	124

Total audit fees	147

$’000
Tax services	273
Corporate finance services	4,471

Total non-audit fees	4,744

4.	SHARE OF ASSOCIATES’ AND JOINT VENTURES OPERATING LOSS

2011
$’000
Share of associates operating profit	(220)
Amortisation of goodwill on associate	204
Share of joint ventures operating loss	1,164

1,148

5.	INTEREST PAYABLE AND SIMILAR CHARGES

2011 $’000
Other loans	9,812

16

SPTS TECHNOLOGIES GROUP LIMITED

NOTES TO THE FINANCIAL STATEMENTS

Period ended 31 December 2011

6.	INFORMATION REGARDING DIRECTORS AND EMPLOYEES

The aggregate payroll costs of the company were as follows:

2011
$’000
Group
Wages and salaries	17,889
Social security costs	1,836
Pension costs	813
Other benefits	692

21,230

Pension contributions for two directors were paid into defined contribution schemes.

The average staff numbers split by function was as follows:

2011
Number
Group
Sales and customer support	28
Operations and R&D	381
Administration	63

472

There were no full-time employees or staff costs in the company during the current financial period.

$’000
Group
Directors’ emoluments	1,863
Directors’ pension	17

1,880

$’000
Remuneration of highest paid director
Emoluments (excluding pension contributions)	1,070

The highest paid director received $nil payments into a defined contribution scheme in the current period.

17

SPTS TECHNOLOGIES GROUP LIMITED

NOTES TO THE FINANCIAL STATEMENTS

Period ended 31 December 2011

7.	SHARE BASED PAYMENT

Share participation plan

Employees of SPTS UK group in UK and US were offered the right to purchase a beneficial interest in certain C ordinary shares of $0.01 each in the capital of SPTS Technologies Group Limited for $2.01 per C ordinary share. In total 9,720 shares were purchased by SPTS UK group employees under the plan.

The grant date fair value as measured under FRS 20 is $2.01 and therefore no additional expense has been recognized in the profit and loss account under FRS 20.

Cash bonus plan

Employees outside of the UK and US were offered the right to participate in a scheme based on an allocation of notional shares for which they paid $2.01 per notional share and will receive a cash bonus related to the value of the notional share at the time of sale. In total 2,476 notional shares were purchased by SPTS UK group employees under this plan.

At the period end the Board of Directors consider that the value of the notional shares remains at $2.01 per share and hence no additional costs have been taken into account in the profit and loss account.

Cash Ratchet

The Articles of Association contain a ratchet whereby, upon the occurrence of certain events, an amount of the A ordinary shares will convert into deferred shares such that the number of B ordinary shares held (when expressed as a percentage of the whole of the issued share capital of the Company) shall increase by up to a maximum of 8% of the entire issued share capital. The trigger event for the application of this ratchet is the repayment of shareholder loan notes and interest by the Company on or before 27 June 2012, with a repayment of $100,000,000 in aggregate resulting in the full 8% ratchet being applied. The Directors of the company hold B ordinary shares and the additional value attributed to the B ordinary shares from, inter alia, this ratchet has been reflected in the original price paid of $3.31 per B Ordinary share and as such the Board of Directors consider this to be fair value under FRS 20 and hence no additional costs have been taken into account in the profit and loss.

18

SPTS TECHNOLOGIES GROUP LIMITED

NOTES TO THE FINANCIAL STATEMENTS

Period ended 31 December 2011

8.	TAXATION

(a) Analysis of the tax charge in the period

2011
$’000
Current tax
UK Corporation tax	1,087
Foreign tax	(1,185)

Total current credit	(98)

Deferred tax
Movement in losses	4,164
Recognition of capital allowances in excess of depreciation	(874)

Total deferred tax	3,290

Tax charge on profit on ordinary activities	3,192

(b) Factors affecting the current tax charge in the period

The tax credit assessed for the period is lower than the standard rate of corporation tax in the UK. The differences are explained below:

2011
$’000
Profit on ordinary activities before tax	15,792

$’000
Profit on ordinary activities multiplied by the standard rate of corporation tax of 26.5%	4,184
Effects of:
Expenses not deductible for tax purposes	406
Difference between capital allowances claimed and depreciation	(146)
Utilisation of tax losses	(4,283)
R&D tax credits	(185)
Differences in foreign tax rates on overseas earnings	(74)

Group current tax credit for the period	(98)

The tax rate in the current period is a blended rate for the financial year based upon corporation tax rate of 26% from 1 April 2011 and 28% for the tax year from 1 April 2010.

19

SPTS TECHNOLOGIES GROUP LIMITED

NOTES TO THE FINANCIAL STATEMENTS

Period ended 31 December 2011

8.	TAXATION (continued)

(c) Factors that may affect future tax charges

The group earns a high proportion of its profits within the UK.

On 23 March 2011 the Chancellor announced the reduction in the main rate of corporation tax to 26% with effect from 1 April 2011 and a further reduction to 25% with effect from 1 April 2012. These changes became substantively enacted on 29 March 2011 and 19 July 2011 respectively, and therefore the effect of these rate reductions has been reflected in the deferred tax balances which have been calculated at a rate of 25%.

Furthermore, on March 2012 the Chancellor announced that the main rate of corporation tax would reduce to 24% with effect from 1 April 2012, with further 1% reduction per annum to achieve a main rate of corporation tax of 22% with effect from 1 April 2014. The effect of these rate reductions on the company’s total deferred tax asset would be to reduce it by $160,000.

9.	INTANGIBLE FIXED ASSETS – DEVELOPMENT COSTS, PATENTS AND TRADEMARKS

2011
$’000
Group
Cost
On acquisition	1,000

At 31 December 2011	1,000

Amortisation
Charge for the period	(21)

At 31 December 2011	(21)

Net book value At 31 December 2011	979

10.	INTANGIBLE FIXED ASSETS - GOODWILL

2011
$’000
Group
Cost
Additions (see note 13)	113,631

At 31 December 2011	113,631

Amortisation
Charge for the period	(2,341)

At 31 December 2011	(2,341)

Net book value At 31 December 2011	111,290

20

SPTS TECHNOLOGIES GROUP LIMITED

NOTES TO THE FINANCIAL STATEMENTS

Period ended 31 December 2011

11.	TANGIBLE FIXED ASSETS

	Freehold	Leasehold		Fixtures
	land and	improve-	Plant and	fittings and	Assets under
Consolidated	buildings	ments	machinery	equipment	construction	Total
	$’000	$’000	$’000	$’000	$’000	$’000
Cost
Acquired at 1 August 2011	24,466	1,143	26,019	4,819	3,901	60,348
Additions	—	—	1,663	35	1,932	3,630
Disposals	—	—	(78)	(94)	—	(172)
Transfer from assets under construction	—	—	2,830	642	(3,472)	—
Exchange adjustment	(502)	(25)	(508)	(147)	(80)	(1,262)

At 31 December 2011	23,964	1,118	29,926	5,255	2,281	62,544

Depreciation
Acquired at 1 August 2011	(12,227)	(834)	(19,256)	(3,395)	(1,001)	(36,713)
Charge for the period	(62)	(31)	(938)	(228)	—	(1,259)
Disposals	—	—	78	9	—	87
Exchange adjustment	—	2	(10)	28	—	20

At 31 December 2011	(12,289)	(863)	(20,126)	(3,586)	(1,001)	(37,865)

Net book value At 31 December 2011	11,675	255	9,800	1,669	1,280	24,679

At 1 August 2011	12,239	309	6,763	1,424	2,900	23,635

21

SPTS TECHNOLOGIES GROUP LIMITED

NOTES TO THE FINANCIAL STATEMENTS

Period ended 31 December 2011

12.	INVESTMENTS

	Group	Company
	2011	2011
	$’000	$’000
Associates	3,817	—
Shares in subsidiary undertaking	—	1,954
Other Investments	666	—

	4,483	1,954

The principal subsidiaries, associates and joint ventures of the group at 31 December 2011, some of which are held through intermediate holding companies, are:

			Proportion
	Country of		of ordinary
	incorporation/registration		shares held
	and operation	Principal activity	%
Subsidiary undertakings

SPTS Technologies Limited*	United Kingdom	Production site for single wafer division systems	100

SPTS Technologies UK Limited	United Kingdom	Holding company	100

SPTS Technologies Overseas Holdings Limited*	United Kingdom	Dormant holding company for worldwide subsidiaries	100

SPTS Technologies ET Limited*	United Kingdom	Dormant	100

SPTS Technologies GmbH*	Germany	Sales, support and service	100

SPTS Technologies PTE Ltd*	Singapore	Sales, support and service	100

SPTS Technologies Ltd (Taiwan)*	Taiwan	Sales, support and service	100

SPTS Technologies (Shanghai) Inc*	China	Sales, support and service	100

SPTS Technologies Inc*	USA	Production site for Thermal division systems	100

SPTS Technologies SAS*	France	Sales, support and service	100

Primaxx Inc*	USA	Production of Primaxx Division systems	100

SPTS Technologies France SAS*	France	Research and Development	100

SPTS Technologies KK*	Japan	Distribution of SPTS Products	100

SPT Technologies Co., Ltd.*	Japan	Sales, support and service	5

SPTS Technologies Holdings Limited	United Kingdom	Holding company	100

SPTS Technologies Investments Limited*	United Kingdom	Holding company	100

SPTS Technologies Sapphire Limited*	United Kingdom	Holding company	100

22

SPTS TECHNOLOGIES GROUP LIMITED

NOTES TO THE FINANCIAL STATEMENTS

Period ended 31 December 2011

12.	INVESTMENTS (continued)

			Proportion
	Country of		of ordinary
	incorporation/registration		shares held
	and operation	Principal activity	%

SPTS Technologies PTY Ltd.*	Australia	Research and Development	100

Associates and joint ventures

BluGlass*	Australia	Research and Development	20

EpiBlu Technologies*	Australia	Research and Development	49

*	Investments are held by subsidiary entities in the group

Associates

Group
$’000
Share of net assets/cost
Acquired at 1 August 2011	1,874
Share of retained profit for the period	220

At 31 December 2011	2,094

Goodwill
Acquired at 1 August 2011	1,927
Amortisation	(204)

At 31 December 2011	1,723

Net book value	3,817

Other Investments

Group
$’000
Share of net assets/cost
Additions	666

At 31 December 2011	666

On 30 November 2011 the group acquired 5 per cent of the issued share capital of SPP Technologies Co., Ltd for a cash consideration of $666,000.

23

SPTS TECHNOLOGIES GROUP LIMITED

NOTES TO THE FINANCIAL STATEMENTS

Period ended 31 December 2011

13.	ACQUISITIONS

On 1 August 2011 the group acquired the issued share capital of SPP Process Technology Systems Limited and all of its subsidiaries plus SPTS KK from SPP. SPP maintained a 3 per cent minority interest within SPTS Technologies Group Limited.

The following table sets out the book values of the identifiable assets and liabilities acquired and their fair value to the Group:

	Book value $’000	Fair value adjustments $’000	Fair value to Group $’000
Fixed assets	25,406	(10)	25,396
Current assets	160,302	(726)	159,576
Creditors	(119,180)	(1,579)	(120,759)
Provisions for liabilities	(5,938)	—	(5,938)

Net assets	60,590	(2,315)	58,275

Goodwill			113,631

			171,906

Satisfied by
Cash			155,600
Deferred consideration			4,500
Acquisition fees			11,806

			171,906

Details of the fair value adjustments are as follows:

Fair value adjustments were necessary -

1.	To write down obsolete inventory that were identified as not to be used in the future or as obsolete ($726,000)

2.	To provide for additional accrued liabilities that were not included within the accounts upon acquisition ($1,579,000).

The cash element and related fees were paid outside the group using loans from Bridgepoint, SPP and management’s consideration for their shareholding (in aggregate $202.8 million). In addition, as part of the deal and using the same new funding, dividends owed to SPP of $10.0 million and loan amounts outstanding of $9.1 million from SPTS Technologies UK Limited were repaid. External bank loans of $11.5 million were also repaid to clear all external debt. Cash consideration for the acquisition totalled $155.6 million, transaction and other fees totalled $12.9 million and a payment of $1 million was made for an intangible asset (Patent).

The net result of the transactions made by Bridgepoint and SPP outside the Group was the receipt of $2,710,000 by the Group and this is included in the Consolidated Cash Flow Statement as Proceeds from new borrowings.

24

SPTS TECHNOLOGIES GROUP LIMITED

NOTES TO THE FINANCIAL STATEMENTS

Period ended 31 December 2011

14.	STOCK

Group
2011
$’000
Raw materials and consumables	35,881
Work in progress	12,722
Finished Goods	1,930

50,533

15.	DEBTORS

	Group	Company
	2011	2011
	$’000	$’000
Amounts falling due within one year:
Trade debtors	48,491	—
Amounts owed by group undertakings	—	5,330
VAT	428	—
Deferred tax	4,835	—
Other debtors	899	34
Prepayments and accrued income	5,716	—

	60,369	5,364

Deferred tax asset is recognised as follows:

2011
$’000
Tax losses available	3,927
Capital allowances in excess of depreciation	874
Other timing differences	34

4,835

There are no amounts of deferred taxation assets not recognised in the financial statements.

25

SPTS TECHNOLOGIES GROUP LIMITED

NOTES TO THE FINANCIAL STATEMENTS

Period ended 31 December 2011

16.	CREDITORS: AMOUNTS FALLING DUE WITHIN ONE YEAR

	Group	Company
	2011	2011
	$’000	$’000
Trade creditors	17,307	—
Corporation Tax	4,953	—
Other taxation and social security	1,160	—
Other creditor	288	—
Accruals and deferred income	33,611	—

	57,319	—

17.	CREDITORS: AMOUNTS FALLING DUE AFTER MORE THAN ONE YEAR

	Group	Company
	2011	2011
	$’000	$’000
Shareholder loans	200,439	5,330

Borrowings are repayable as follows:

	$’000	$’000
Shareholder loans
Between one and two years	—	—
Between two and five years	—	—
After five years	200,439	5,330

	200,439	5,330

As of 31 December 2011, the group’s shareholder loans with Bridgepoint Europe IV (Nominees) Limited were:

•	$95,047,000 unsecured redeemable loan notes (known as the Investment Loan Notes 2020). These notes have an applicable interest rate of 10.1 per cent and were issued on 27 June 2011. Interest accrued to 31 Dec 2011 was $4,918,000. PIK notes have been issued in respect of accrued interest.

•	$60,746,000 and $30,076,000 unsecured redeemable loan notes (known as the Senior Shareholder Loan Notes 2020). These notes have an applicable interest rate of 9.9 per cent and were issued on 27 June 2011 and 1 August 2011 respectively. Interest accrued to 31 Dec 2011 was $4,321,000. Interest accrued to 31 Dec 2011 was $4,918,000. PIK notes have been issued in respect of accrued interest.

As of 31 December 2011, the group’s shareholder loans with SPP were:

•	$4,953,000 unsecured redeemable loan. These notes have an applicable interest rate of 10.1 per cent and were issued on 1 August 2011. Interest accrued to 31 Dec 2011 was $378,000. Interest of $3,776,000 accrues to 30 June 2016 and is repayable in full if SPTS Group was to be sold or floated on a stock exchange before that date.

26

SPTS TECHNOLOGIES GROUP LIMITED

NOTES TO THE FINANCIAL STATEMENTS

Period ended 31 December 2011

18.	PROVISIONS FOR LIABILITIES

Product
warranties
$
Group
Acquired at 1 August 2011	5,938
Released to profit and loss account	(470)
Additional Provision	—

At 31 December 2011	5,468

The warranty provision relates to the expected costs of providing repairs and spares under warranty agreements given to customers. Warranty terms are generally one year from the sale of the related product.

19.	CALLED UP SHARE CAPITAL

	1 cents
	ordinary
	shares	2011
	No.	$’000
Called up, allotted and fully paid
A Ordinary shares	630,000	6
B Ordinary shares	238,833	3
C Ordinary shares	123,363	1

	992,196	10

A, B and C Ordinary Shares rank pari passu in terms of dividends and voting rights.

On 27 June 2011 Bridgepoint Europe IV (Nominees) Limited subscribed for 598,798 A ordinary shares in the company for cash consideration of $907,000.

On 27 June 2011 Management subscribed for 235,500 B ordinary shares and 109,500 C ordinary shares in the company for cash consideration of $1,000,000

On 1 August 2011 SPP subscribed for 31,202 A ordinary shares in the company for cash consideration of $47,000.

On 17 November 2011 Management subscribed for 3,333 B ordinary shares and 1,667 C ordinary shares in the company for cash consideration of $14,000.

On 18 November 2011 a nominee Trust for the employees of the group subscribed for 12,196 C ordinary shares, for the share participation plan and the cash bonus plan, in the company for cash consideration of $19,600.

27

SPTS TECHNOLOGIES GROUP LIMITED

NOTES TO THE FINANCIAL STATEMENTS

Period ended 31 December 2011

20.	RECONCILIATION OF MOVEMENT IN SHAREHOLDERS’ FUNDS AND STATEMENT OF MOVEMENTS ON RESERVES

	Issued share capital $’000	Share premium account $’000	Foreign Exchange Reserve $’000	Profit and loss account $’000	Total 2011 $’000
Group
Issue of ordinary share capital	10	1,978	—	—	1,988
Foreign Exchange Adjustment	—	—	2	—	2
Profit for the financial period	—	—	—	12,600	12,600

At 31 December 2011	10	1,978	2	12,600	14,590

	Issued share capital $’000	Share premium account $’000	Total 2011 $’000
Company
Issue of ordinary share capital	10	1,978	1,988

At 31 December 2011	10	1,978	1,988

21.	FINANCIAL COMMITMENTS

Annual commitments under non-cancellable operating leases are as follows:

	2011
	Land and
	buildings	Other
	$’000	$’000
Group
Expiry date
- within one year	107	79
- between two and five years	429	214
- after five years	35	3

	571	296

There are no finance lease commitments in the company.

Leases of land and buildings are typically subject to rent reviews at specified intervals and provide for the lessee to pay all insurance, maintenance and repair costs.

28

SPTS TECHNOLOGIES GROUP LIMITED

NOTES TO THE FINANCIAL STATEMENTS

Period ended 31 December 2011

22.	NOTES TO THE STATEMENT OF CASH FLOWS

(a) Reconciliation of operating profit to net cash inflow from operating activities

2011
$’000
Group operating profit	26,752
Depreciation and impairment of tangible assets	1,259
Amortisation of patents	21
Amortisation of goodwill	2,341
Movement in debtors	18,606
Movement in stock	2,654
Movement in creditors	(37,565)

Net cash inflow from operating activities	14,068

(b) Analysis and reconciliation of net debt

	Arising on Acquisition 1 August 2011 $’000	Cash flow $’000	Other non- cash changes $’000	Exchange movement $’000	31 December 2011 $’000
Cash in hand and at bank	24,757	2,249	—	(1,523)	25,483
Shareholder loans	(200,822)	10,000	(9,617)	—	(200,439)

Net debt	(176,065)	12,249	(9,617)	(1,523)	(174,956)

Non-cash movements

During the year the group accrued interest to Bridgepoint and SPP as described in note 17 which does not attract any cash movements.

23.	PENSIONS

The group operates a personal pension plan. Each employee-member has his or her own policy within the plan to which contributions are made at a defined percentage of pensionable salary. The assets of each of these policies are separately administered and are entirely separate from those of the group.

Total contributions to the pension plan for the 5 months ended 31 December 2011 were $813,000.

29

SPTS TECHNOLOGIES GROUP LIMITED

NOTES TO THE FINANCIAL STATEMENTS

Period ended 31 December 2011

24.	RELATED PARTY TRANSACTIONS

During the period the group recharged costs in the ordinary course of business associated with research and development expenses incurred and capital equipment acquired on behalf of EpiBlu Technologies Pty Ltd, a company which is 49% owned by SPTS Technologies UK Limited. Costs recharged amounted to $391,000. Amounts owed by EpiBlu Technologies Pty Ltd, shown in trade debtors at 31 Dec 2011 are $87,000. Amounts provided as future funding in EpiBlu by the company shown in other debtors at 31 Dec 2011 are $624,000 (2010: $nil).

During the year the group recharged costs in the ordinary course of business to BluGlass Limited, an associate of SPTS Technologies UK Limited, at an amount of $403,000. Amounts owed to the group, shown in trade debtors at 31 December 2011 are $179,000.

Shareholder loans are described in note 17. The group, upon completion of the acquisition of SPTS UK and SPTS KK paid an arrangement fee of $2,670,000 to Bridgepoint and have been charged out of pocket expenses of $49,500.

25.	DERIVATIVES NOT INCLUDED AT FAIR VALUE

The Group has derivatives which are not included at fair value in the accounts:

2011 $’000
Forward foreign exchange contracts	(1,440)

The Group uses the derivatives to hedge its exposures to changes in foreign currency exchange rates. The fair values are based on market values of equivalent instruments at the balance sheet date.

30

SPTS TECHNOLOGIES GROUP LIMITED

NOTES TO THE FINANCIAL STATEMENTS

Period ended 31 December 2011

26.	CONTINGENT LIABILITIES

1.	At 31 December 2011, the group had given guarantees of $2.6 million in respect of performance bonds given in the normal course of trade to customers. These expire in 2012.

2.	At 31 December 2011, the group had given guarantees of $1.9 million in respect of a guarantee on deferred duty in the normal course of trade. There is no expiry on this guarantee.

27.	SUBSEQUENT EVENTS

During 2011 SPTS undertook a merger of its two French entities, SPTS Technologies SAS and SPTS Technologies France SAS. The merger took place by way of a Transmission Universelle de Patrimoine under article 1844-5 of the French Civil Code, and was effective as of 1 January 2012.

To allow the merger to take place, the entire issued share capital of SPTS Technologies France SAS was transferred from SPTS Technologies Overseas Holdings Limited to SPTS Technologies SAS on 25 November 2011. As of 1 January 2012 two French companies merged together, the result of which is that the business and assets of SPTS Technologies France SAS were hived up to SPTS Technologies SAS and SPTS Technologies France SAS is deemed to have been dissolved by merging into SPTS Technologies SAS.

28.	REVISION OF FINANCIAL STATEMENTS

The directors of the Company have noted that the Consolidated Cash Flow Statement that was presented in the original financial statements for the period ended 31 December 2011 was not prepared under United Kingdom Generally Accepted Accounting Policies. As a result the directors of the Company have chosen to withdraw the original financial statements and prepare revised financial statements which include a revised Consolidated Cash Flow Statement. These revised financial statements are considered to be the statutory accounts for the period ended 31 December 2011. The revised financial statements have been prepared as at the date of the original financial statements and not as at the date of revision and accordingly do not deal with events between those two dates.

In addition to the revised Consolidated Cash Flow Statement the directors have also chosen to amend the notes to the accounts affected by the changes in the Consolidated Cash Flow Statement. The revised Consolidated Cash Flow Statement includes a re-classification of the amount of Cash arising on acquisition at 1 August 2011 of $24.757 million and the revised financial statements also include additional disclosures in note 13 on Acquisitions arising out of amounts included in the Consolidated Cash Flow Statement and additional disclosures and amendments in note 22 to the revised financial statements.

31

SPTS Technologies Group Limited

Revised Annual Report

31 December 2012

Company Number 7635249

SPTS TECHNOLOGIES GROUP LIMITED

DIRECTORS AND ADVISORS

Executive Directors

William Johnson

Kevin Crofton

Richard Rees

Non Executive Directors

Christopher Bell

Kevin Reynolds

Henry Nothhaft - Chairman

Company Secretary

Richard Craven

Registered Office

Ringland Way

Newport

NP18 2TA

Auditors

Ernst & Young LLP

The Paragon

Counterslip

Bristol

BS1 6BX

Solicitors

Osborne Clarke

2 Temple Back East

Temple Quay

Bristol

BS1 6EG

1

SPTS TECHNOLOGIES GROUP LIMITED

DIRECTORS’ REPORT

The directors submit their revised Annual Report on the affairs of the company, together with the revised financial statements and auditors’ report, for the year ended 31 December 2012. This revised Annual Report replaces the original Annual Report for the financial year, which has been prepared as at the date of the original directors’ report and not as at the date of the revision and accordingly does not deal with any events between those dates. This revised Annual Report is now the statutory accounts for SPTS Technologies Group Limited for the year ended 31 December 2012. The original Consolidated Cash Flow Statement was not prepared under United Kingdom Generally Accepted Accounting Policies, as a result the directors of the Company have chosen to withdraw the original financial statements and prepare revised financial statements which include a revised Consolidated Cash Flow Statement.

Principal activity

The principal activity of the group is the design, manufacture, test and distribution of a range of specialised equipment used by the group’s customers to produce semi-conductor-related devices. These devices include commercial microelectrical mechanical systems (MEMS), power semiconductors, wireless communications equipment, LEDs and advanced packaging applications.

On 24 July 2012, SPTS agreed terms with BluGlass Limited (BG) to transfer SPTS UK’s shareholding in EpiBlu Technologies PTY Ltd (EB) in return for an additional 5% of the fully diluted share capital of BG such that SPTS Technologies UK Limited’s aggregate shareholding in BG would be 24.9%. On and from registration, the risk attaching to the sale shares will be taken to have passed as at 30 June 2012. The agreement was subject to BG shareholder approval which was subsequently obtained. As a result of ceasing to hold any shares in EB, the joint venture agreement entered into on 30 August 2010 between BG, EB and SPTS Technologies UK Limited was terminated. The associate has been treated as an investment as the group does not hold any significant long term influence as a result of the disposal of EB.

On 21 December 2012 BG completed a capital raising exercise in which the group did not participate. Accordingly SPTS Technologies UK Limited’s shareholding in BG was diluted to 22.45%.

Business review

In 2012, SPTS Group continued to serve a range of technology sectors, reflecting the diversity of technology offered by the group and the ability to offer a wide range of enabling manufacturing processes to a broad cross section of the technology sector. This diversity, together with the ability of the product range to be utilised in both production and research environments across a number of markets and geographical locations means that revenue risks continue to be well spread and will help the group continue to manage market conditions in the future. Management has focused on positioning the business in key high growth market sectors and production accounts. During 2012 the group took advantage of the static market conditions to improve internal control procedures, improving procurement practices and continued cost control. As such the directors believe SPTS is ideally placed for the next round of growth.

The results for the financial period to 31 December 2012 are set out in the consolidated profit and loss account. Turnover amounted to $207.9 million (5 months ended 2011: $107.8 million) with a gross profit of $99.6 million (5 months ended 2011: $53.8 million). EBITDA amounted to $51.3 million (5 months ended 2011: $30.4 million) with profit on ordinary activities before taxation being $23.0 million (5 months ended 2011: $15.8 million).

SPTS achieved relatively strong performance in 2012 as evidenced by the group’s solid revenue, profit performance and cash generation. SPTS achieved this performance in spite of lower order activity compared to 2010 and 2011. This lower order activity is a result of global economic uncertainty stemming from Eurozone difficulties and US fiscal worries which has led to lower levels of consumer confidence and spending and general economic malaise. The recovery of these macroeconomic issues have taken longer than previously expected in the 2012 calendar year and run up to 2013. The Semi-conductor market has experienced similar trends.

However during this period, SPTS has continued to build on its core values focusing on world-class customer loyalty and delivery of first class solutions to its customers, developing its product range and protecting its market share. Furthermore SPTS has continued to improve the structure of its business to adapt to changes in demand levels to maintain profit levels and cash generation throughout the year demonstrating the flexible nature of the Group and decisions made by management.

The net assets of the business were $30.3 million (2011: $14.6 million) as at 31 December 2012. The movement of $15.7 million being the profit generated of $17.2 million less foreign exchange movements.

2

SPTS TECHNOLOGIES GROUP LIMITED

DIRECTORS’ REPORT (continued)

In May 2012, the Group repaid $60 million of its shareholder loans to Bridgepoint which included all interest accrued to date. On the same day the group received external bank financing of $70 million to finance the repayment of the shareholder loans. In June 2012 an additional amount of $25m was repaid on the Bridgepoint loans which also included all interest accrued to date. Further details can be seen in note 16 of the financial statements. The group also strengthened its covenants and facilities to support future growth.

The directors expect the general level of activity to improve in 2013. Market projections for 2013 are strong and SPTS is in an excellent position as a result of previous acquisitions and relatively strong 2012 results to consolidate and grow its current market position.

Operational risk management

The group regards the provision of a safe working environment as essential for its employees and the supply of products which are fully safety compliant as paramount for its customers. The group’s operations have a low environmental impact on the local communities in which they are situated and are compliant with environmental regulations, following best practice and best available techniques wherever possible. The Group has actively engaged environmental agencies during the year to improve these processes and is enhancing its business continuity planning.

Financial risk management

The nature of the group’s operations, essentially being the production of complex, long lead-time capital equipment, most of which is exported, can give rise to the need for bank finance on exceptional circumstances and international currency transactions. The business’ operations are run through the cash generation from those operations. Bank financing has typically been used for restructuring and acquisitions. The associated financial risks are liquidity, interest rates and exchange rate fluctuations.

The group operates a centralised treasury function, which acts within clearly defined policies approved by the Board that are designed to reduce the financial risk faced by the group. No speculative trading in currency or other financial instruments is undertaken. Liquidity is maintained through effective operational practices for working capital and cash flow management, supported by the availability of adequate borrowing facilities.

Transactional foreign currency exchange rate exposure is managed through the use of forward foreign currency contracts. Bad debts are also an ever-present financial risk, managed by the use of credit rating checks and effective credit control techniques.

Research and development

During 2012, research and development expenditure amounted to 9% (2011: 6%) of revenue. The group continues to commit significant resources to research and development activities in order to design, produce and promote new products, to improve and upgrade existing products and to exploit new technologies. Development work is principally initiated by, or carried out in conjunction with, customers in order to improve or introduce products for a known market. This approach reduces the inherent risk in research and development activities.

Dividend

The directors do not recommend the payment of a dividend.

Directors

The directors who held office during the period to 31 December 2012 are as shown on page 1. The only change in the year being Richard Rees resigning and Richard Craven being appointed as Company Secretary, both on 2 April 2012.

Directors indemnity

The SPTS Group has granted to some of its directors an indemnity (to the extent permitted by the Companies Act 2006) in respect of liabilities relating to proceedings brought by third parties and incurred as a result of their office. This qualifying third party indemnity remains in force as at the date of approving the directors’ report. This indemnity does not provide cover in the event that the director is proved to have acted dishonestly or fraudulently.

Donations

There were no charitable or political donations made during the period.

3

SPTS TECHNOLOGIES GROUP LIMITED

DIRECTORS’ REPORT (continued)

Employees

The group believes that its employees are one of its greatest assets and continue to add value to the business. The group continues to encourage employee involvement by making information available to employees. The group has procedures for the communication of significant business issues to all subsidiaries. Each subsidiary has internal procedures for consulting and communicating with employees to maximise the contribution of each employee to the development of the business. This is supported through newsletters and also through regular employee briefings at which members of the executive team outline group performance and future objectives.

It is the group’s policy to give employment opportunities to disabled persons whenever possible and to afford such employees equal opportunities for training, career development and promotion. SPTS has a declared policy as an equal opportunity employer.

Going concern

SPTS Group has achieved relatively strong results for 2012 and also expects to in 2013. Due to the nature of the business and the working capital needed to fund the production of capital equipment, management of cash remains a key priority for the business. The directors monitor cash flow forecasts closely and on a timely basis. The group has positive cash balances, group borrowing facilities have been renewed for 2012, the covenants attached to the facilities are not in breach and the directors are managing the level of facilities available and cash flow to meet future growth.

The directors have reviewed the cash flow forecasts for the group for the period to December 2013 and beyond and are satisfied that these forecasts take account of all foreseeable expected events in that period. The directors believe that the group’s forecast results, in addition to its existing finance facilities, are sufficient to continue to meet its ongoing working capital requirements and fund continued growth of the business. The directors believe that the company is well placed to manage these business risks.

The directors have a reasonable expectation that the group has adequate resources to continue in operational existence for the foreseeable future. Thus they have adopted the going concern basis of accounting in preparing the annual financial statements.

Auditors

In the case of each of the persons who are directors of the company at the date when this report is approved:

•	so far as each of the directors is aware, there is no relevant audit information of which the company’s auditors are unaware; and

•	each of the directors has taken all the steps that they ought to have taken as a director to make themselves aware of any relevant audit information and to establish that the company’s auditors are aware of that information.

This confirmation is given and should be interpreted in accordance with the provisions of s418 of the Companies Act 2006.

Ernst and Young LLP have indicated their willingness to continue in office and a resolution for their reappointment will be proposed at the forthcoming Annual General Meeting.

Richard Rees

Director

9 July 2014

4

SPTS TECHNOLOGIES GROUP LIMITED

DIRECTORS’ RESPONSIBILITIES STATEMENT

The directors are responsible for preparing the revised annual report and the revised financial statements in accordance with applicable law and regulations.

Company law requires the directors to prepare financial statements for each financial year. Under that law the directors have elected to prepare the revised financial statements in accordance with United Kingdom Generally Accepted Accounting Practice (United Kingdom Accounting Standards and applicable law). Under company law the directors must not approve the revised financial statements unless they are satisfied that they give a true and fair view of the state of affairs of the company and of the profit or loss of the company for that period. In preparing these revised financial statements, the directors are required to:

•	select suitable accounting policies and then apply them consistently;

•	make judgements and accounting estimates that are reasonable and prudent;

•	state whether applicable United Kingdom Accounting Standards have been followed; and

•	prepare the revised financial statements on the going concern basis unless it is inappropriate to presume that the company will continue in business.

The directors are responsible for keeping adequate accounting records that are sufficient to show and explain the company’s transactions and disclose with reasonable accuracy at any time the financial position of the company and enable them to ensure that the financial statements comply with the Companies Act 2006. They are also responsible for safeguarding the assets of the company and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

5

SPTS TECHNOLOGIES GROUP LIMITED

INDEPENDENT AUDITORS’ REPORT TO THE MEMBERS OF

SPTS TECHNOLOGIES GROUP LIMITED

We have audited the revised financial statements of SPTS Technologies Group Limited for the year ended 31 December 2012 which comprise the Consolidated Profit and Loss Account, Consolidated Balance Sheet, Company Balance Sheet, Consolidated Cash Flow Statement, Consolidated Statement of Total Recognised Gains and Losses, and the related notes 1 to 26. These revised financial statements have been prepared under the accounting policies set out therein and replace the original financial statements approved by the directors on 20 March 2013.

The revised financial statements have been prepared under the Companies (Revision of Defective Accounts and Report) Regulations 2008 and accordingly do not take account of events which have taken place after the date on which the original financial statements were approved.

This report is made solely to the company’s members, as a body, in accordance with the Companies (Revision of Defective Accounts and Report) Regulations 2008. Our audit work has been undertaken so that we might state to the company’s members those matters we are required to state to them in an auditor’s report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company and the company’s members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of directors and auditors

The directors’ responsibilities for preparing the revised financial statements in accordance with applicable law and United Kingdom Accounting Standards (United Kingdom Generally Accepted Accounting Practice) and for being satisfied that they give a true and fair view are set out in the Statement of Directors’ Responsibilities.

Our responsibility is to audit the revised financial statements in accordance with relevant legal and regulatory requirements and International Standards on Auditing (UK and Ireland).

We report to you our opinion as to whether the revised financial statements give a true and fair view, have been properly prepared in accordance with United Kingdom Generally Accepted Accounting Practice and are prepared in accordance with the requirements of the Companies Act 2006 as they have effect under the Companies (Revision of Defective Accounts and Report) Regulations 2008. We also report to you whether, in our opinion, the information given in the revised Directors’ Report is consistent with the revised financial statements.

In addition we report to you if, in our opinion, the company has not kept adequate accounting records or if we have not received all the information and explanations we require for our audit or if disclosures of directors’ benefits, remuneration, pensions and compensation for loss of office specified by law are not made.

We read the revised Directors’ Report and consider the implications for our report if we become aware of any apparent misstatements within it.

We are also required to report whether, in our opinion, the original financial statements failed to comply with the requirements of the Companies Act 2006 in the respects identified by the directors.

Basis of audit opinion

We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the revised financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the revised financial statements, and of whether the accounting policies are appropriate to the company’s and the group’s circumstances, consistently applied and adequately disclosed.

The audit of revised financial statements includes the performance of procedures to assess whether the revisions made by the directors are appropriate and have been properly made.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the revised financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the revised financial statements.

6

SPTS TECHNOLOGIES GROUP LIMITED

INDEPENDENT AUDITORS’ REPORT TO THE MEMBERS OF

SPTS TECHNOLOGIES GROUP LIMITED (continued)

Opinion

In our opinion:

•	the revised financial statements give a true and fair view, seen as at the date the original financial statements were approved, of the state of the group’s and company’s affairs as at 31 December 2012 and of the group’s profit for the year then ended;

•	the revised financial statements have been properly prepared in accordance with United Kingdom Generally Accepted Accounting Practice seen as at the date the original financial statements were approved;

•	the revised financial statements have been properly prepared in accordance with the provisions of the Companies Act 2006 as they have effect under the Companies (Revision of Defective Accounts and Report) Regulations 2008;

•	the original financial statements for the year ended 31 December 2012 failed to comply with the requirements of the Companies Act 2006 in the respects identified by the directors in the statement contained in note 26 to these revised financial statements; and

•	the information given in the revised Directors’ Report is consistent with the revised financial statements.

Emphasis of matter – revision of consolidated cash flow statement and notes affected

In forming our opinion on the revised financial statements, which is not qualified, we have considered the adequacy of the disclosures made in note 26 to these revised financial statements concerning the need to revise the consolidated cash flow statement and the notes affected. The original financial statements were approved on 20 March 2013 and our previous report was signed on 21 March 2013. We have not performed a subsequent events review for the period from the date of our previous report to the date of this report.

David Wilkinson (senior statutory auditor)

For and on behalf of Ernst & Young LLP, Statutory auditor

Bristol, United Kingdom

10 July 2014

7

SPTS TECHNOLOGIES GROUP LIMITED

CONSOLIDATED PROFIT AND LOSS ACCOUNT

Year ended 31 December 2012

	Note	2012 $’000	5 months 2011 $’000
GROUP TURNOVER	2	207,871	107,777
Cost of sales		(108,224)	(53,991)

GROSS PROFIT		99,647	53,786
Operating costs		(59,176)	(27,034)

GROUP OPERATING PROFIT	3	40,471	26,752
Share of net operating profit / (loss) of joint ventures and associate	4	42	(1,148)

PROFIT ON ORDINARY ACTIVITIES BEFORE FINANCE CHARGES		40,513	25,604
Interest payable and similar charges	5	(17,547)	(9,812)

PROFIT ON ORDINARY ACTIVITIES BEFORE TAXATION		22,966	15,792
Tax on profit on ordinary activities	8	(5,793)	(3,192)

PROFIT FOR THE FINANCIAL YEAR	19	17,173	12,600

All activities derive from continuing operations.

8

SPTS TECHNOLOGIES GROUP LIMITED

CONSOLIDATED STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES

Year ended 31 December 2012

		5 months
	2012	2011
	$’000	$’000
Profit for the financial year	17,173	12,600
Currency translation differences on foreign currency net investments	(1,464)	2

Total gains recognised since last annual report and financial statements	15,709	12,602

9

SPTS TECHNOLOGIES GROUP LIMITED

CONSOLIDATED BALANCE SHEET

At 31 December 2012

		2012		2011
	Note	$’000	$’000	$’000	$’000
FIXED ASSETS
Intangible assets
Development costs, patents and trademarks	9		929		979
Goodwill	10		105,623		111,290
Tangible assets	11		23,365		24,679
Investments in associates	12		—		3,817
Investments	12		6,254		666

			136,171		141,431
CURRENT ASSETS
Stocks	13	30,820		50,533
Debtors	14	73,606		60,369
Cash at bank and in hand		26,915		25,483

		131,341		136,385
CREDITORS: AMOUNTS FALLING DUE WITHIN ONE YEAR	15	(41,240)		(57,319)

NET CURRENT ASSETS			90,101		79,066

TOTAL ASSETS LESS CURRENT LIABILITIES			226,272		220,497
CREDITORS: AMOUNTS FALLING DUE AFTER MORE THAN ONE YEAR	16		(192,756)		(200,439)
PROVISIONS FOR LIABILITIES	17		(3,206)		(5,468)

NET ASSETS			30,310		14,590

CAPITAL AND RESERVES
Called up share capital	18		10		10
Share premium account	19		1,989		1,978
Foreign Exchange Reserve	19		(1,462)		2
Profit and loss account	19		29,773		12,600

SHAREHOLDERS’ FUNDS	19		30,310		14,590

The revised financial statements of SPTS Technologies Group Limited, registered number 7635249, were approved by the Board of Directors and authorised for issue on 9 July 2014.

Signed on behalf of the Board of Directors

Richard Rees

Director

10

SPTS TECHNOLOGIES GROUP LIMITED

COMPANY BALANCE SHEET

At 31 December 2012

		2012		2011
	Note	$’000	$’000	$’000	$’000
FIXED ASSETS
Investments	12		1,954		1,954
CURRENT ASSETS
Debtors	14	6,130		5,364

NET CURRENT ASSETS			6,130		5,364

TOTAL ASSETS LESS CURRENT LIABILITIES			8,084		7,318
CREDITORS: AMOUNTS FALLING DUE AFTER MORE THAN ONE YEAR	16		(6,085)		(5,330)

NET ASSETS			1,999		1,988

CAPITAL AND RESERVES
Called up share capital	18		10		10
Share premium	19		1,989		1,978

SHAREHOLDERS’ FUNDS	19		1,999		1,988

The revised financial statements of SPTS Technologies Group Limited, registered number 7635249, were approved by the Board of Directors and authorised for issue on 9 July 2014.

Signed on behalf of the Board of Directors

Richard Rees

Director

11

SPTS TECHNOLOGIES GROUP LIMITED

CONSOLIDATED CASH FLOW STATEMENT

At 31 December 2012

	Note		2012 $’000	2011 $’000
Net cash inflow from operating activities	21	(a)	42,881	14,068

Returns on investments and servicing of finance
Interest paid			(5,493)	(233)

			(5,493)	(233)

Taxation

Corporation tax paid			(4,359)	—

Capital expenditure and financial investment
Payments to acquire tangible assets	11		(6,990)	(3,630)
Receipts from sales of tangible assets			139	—

			(6,851)	(3,630)

Acquisitions and disposals
Net cash acquired with subsidiary undertakings			—	24,757
Purchase of subsidiary undertaking – deferred consideration			(4,500)	—
Purchase of other investments	12		(1,113)	(666)

			(5,613)	24,091

Net cash inflow before financing			20,565	34,296

Financing
Proceeds from new borrowings			70,000	2,710
Repayment of long term loans			(86,624)	(10,000)
Transaction costs of refinancing			(3,328)	—

			(19,952)	(7,290)

Increase in cash			613	27,006

Reconciliation of net cash flow to movement in net debt
Increase in cash			613	27,006
Cash inflow from increase in loans			(67,157)	(200,822)
Repayment of long-term loans			90,810	10,000

Change in net debt resulting from cash flows			24,266	(163,816)
Exchange differences			819	(1,523)
Other			(16,091)	(9,617)

Movement in net debt			8,994	(174,956)
Net debt at 1 January 2012			(174,956)	—

Net debt at 31 December 2012	21	(b)	(165,962)	(174,956)

12

SPTS TECHNOLOGIES GROUP LIMITED

NOTES TO THE FINANCIAL STATEMENTS

Year ended 31 December 2012

1.	ACCOUNTING POLICIES

The directors submit their revised Annual Report on the affairs of the company, together with the revised financial statements and auditors’ report, for the year ended 31 December 2012. This revised Annual Report replaces the original Annual Report for the financial year, which has been prepared as at the date of the original directors’ report and not as at the date of the revision and accordingly does not deal with any events between those dates. This revised Annual Report is now the statutory accounts for SPTS Technologies Group Limited for the year ended 31 December 2012. The original Consolidated Cash Flow Statement was not prepared under United Kingdom Generally Accepted Accounting Policies, as a result the directors of the Company have chosen to withdraw the original financial statements and prepare revised financial statements which include a revised Consolidated Cash Flow Statement. Refer to note 26 for further detail.

The financial statements are prepared in accordance with applicable United Kingdom accounting standards. A summary of the principal accounting policies, all of which have been applied consistently throughout the year and the preceding year, are as follows:

Accounting convention

The financial statements are prepared under the historical cost convention.

Basis of preparation

The group results consolidate the financial statements of the company and its subsidiaries. On 1 August 2011, following the creation of the new SPTS Technologies Group Ltd, the consolidated financial statements have been prepared for the 5 months to 31 December 2011. The current year results are presented for the year to 31 December 2012.

In respect of acquisitions, the results of subsidiaries acquired or sold are consolidated for the periods from or to the date on which control passed. Such acquisitions are accounted for under the acquisition method.

Going concern

SPTS Group has achieved relatively strong results for 2012 and also expects to in 2013. Due to the nature of the business and the working capital needed to fund the production of capital equipment, management of cash remains a key priority for the business. The directors monitor cash flow forecasts closely and on a timely basis. The group has positive cash balances, group borrowing facilities have been renewed for 2012, the covenants attached to the facilities are not in breach and the directors are managing the level of facilities available and cash flow to meet future growth.

The directors have reviewed the cash flow forecasts for the group for the period to December 2013 and beyond and are satisfied that these forecasts take account of all foreseeable expected events in that period. The directors believe that the group’s forecast results, in addition to its existing finance facilities, are sufficient to continue to meet its ongoing working capital requirements and fund continued growth of the business. The directors believe that the company is well placed to manage these business risks.

The directors have a reasonable expectation that the group has adequate resources to continue in operational existence for the foreseeable future. Thus they have adopted the going concern basis of accounting in preparing the annual financial statements.

Intangible assets – Development costs, patents and trademarks

Development costs, patents and trademarks are included at cost and depreciated in equal annual instalments over a period of 20 years which is their estimated useful economic life.

Intangible assets – Goodwill

Goodwill arising on the acquisition of subsidiary undertakings and businesses, representing any excess of the fair value of the consideration given over the fair value of the identifiable assets and liabilities acquired, is capitalised and written off on a straight line basis over its useful economic life, which is 20 years. Provision is made for any impairment.

13

SPTS TECHNOLOGIES GROUP LIMITED

NOTES TO THE FINANCIAL STATEMENTS

Year ended 31 December 2012

1.	ACCOUNTING POLICIES (continued)

Tangible fixed assets

Tangible fixed assets are stated at cost, net of depreciation. Freehold land is not depreciated. On other assets, depreciation has been computed to write off the cost of tangible fixed assets on a straight-line basis over their expected useful lives using the following rates:

Freehold buildings	2% per annum
Leasehold improvements	Period of the lease
Demonstration machines	20% per annum
Plant and machinery	10% per annum
Fixtures, fittings and equipment	10% to 33% per annum

Investments

Investments held as fixed assets are stated at cost less provision for any impairment.

Joint ventures and associates

The transactions resulting from joint ventures and associates have been treated in accordance with FRS 9 “Associates and joint ventures”. The group’s share of the joint venture and/or associate profit or loss is included in the consolidated profit and loss account and its share of the joint venture and/or associate net assets or liabilities is included in the consolidated balance sheet within investments. Goodwill arising on the acquisition of associates is being amortised over 5 years due to the uncertainties inherent with start up R&D companies. Any unamortised balance of goodwill is included in the carrying value of the investment in associates.

Stocks

Stocks are valued at the lower of cost and net realisable value. The cost of finished goods includes materials, labour and a relevant proportion of production overheads. Provision has been made for excess and slow-moving items where appropriate.

Taxation

Current tax is provided at amounts expected to be paid (or recovered) using the tax rates and laws that have been enacted or substantively enacted at the balance sheet date.

Deferred taxation is provided in full on timing differences that result in an obligation at the balance sheet date to pay more tax, or a right to pay less tax, at a future date, at rates expected to apply when they crystallise based on current tax rates and law. Timing differences arise from the inclusion of items of income and expenditure in taxation computations in periods different from those in which they are included in the financial statements. Deferred tax assets are recognised to the extent that it is regarded as more likely than not that they will be recovered. Deferred tax assets and liabilities are not discounted.

Research and development expenditure

Research and development expenditure is written off to the profit and loss account in the year in which it is incurred.

Turnover

The company’s turnover represents amounts receivable, excluding value added tax and trade discounts, in respect of goods and services provided in the normal course of business. Revenue is recognised on the despatch of goods or the supply of services in line with SPTS’ right to receive consideration having delivered the majority of the related goods and services. An appropriate proportion of the revenue in relation to the sale of machines is deferred. This relates to system installation revenue and is deferred until such time as the installation is complete and accepted by the customer. Associated costs are also deferred.

14

SPTS TECHNOLOGIES GROUP LIMITED

NOTES TO THE FINANCIAL STATEMENTS

Year ended 31 December 2012

1.	ACCOUNTING POLICIES (continued)

Foreign exchange

Transactions denominated in foreign currencies are translated into USD and recorded at the rates ruling at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are translated at the rates ruling at that date or, if appropriate, at the forward contract rate. Any gain or loss arising from a change in exchange rates subsequent to the date of the transaction is dealt with in the profit and loss account.

The results of foreign subsidiaries are translated into USD at the average rates of exchange during the year and their balance sheets at the rates ruling at the balance sheet date. The difference arising from the translation of the opening net investment in subsidiaries, the results of operations, and matched long-term foreign currency borrowings are taken directly to reserves.

Leases

Assets held under finance leases and hire purchase contracts are capitalised at the fair value of the asset at the inception of the lease, with an equivalent liability categorised as appropriate under creditors due within and after more than one year.

The interest element of the rental obligations is charged to the profit and loss account over the period of the lease and represents a constant proportion of the balance of the capital repayments outstanding.

Rentals under operating leases are charged to the profit and loss account on a straight-line basis over the lease term.

Government grants

When the conditions of grants are met, the revenue element is credited to the profit and loss account as the related expenditure is incurred and the capital element is credited to the profit and loss account over the expected useful life of the related assets.

Pension costs

The amount of pension contributions payable in the year is charged to the profit and loss account as incurred.

Interest and borrowings

All interest-bearing loans and borrowings from Bridgepoint are initially recognised at net proceeds. After initial recognition debt is increased by the interest cost in respect of the reporting period and reduced by repayments made in the period. On an annual basis accrued interest on the Bridgepoint loan notes will be satisfied by the issue of PIK notes, and interest charged in the following year is based on the compounded amount accordingly. Interest payable to SPP accrues using the effective interest method over the term of the loan.

Share based payments

Equity – settled transactions

The cost of equity-settled transactions with employees is measured by reference to the fair value at the date at which they are granted and is recognised as an expense over the vesting period, which ends on the date on which the relevant employees become fully entitled to the award. In valuing equity-settled transactions, no account is taken of any vesting conditions, other than conditions linked to the price of the shares of the company (market conditions). No expense is recognised for awards that do not ultimately vest.

At each balance sheet date before vesting, the cumulative expense is calculated, representing the extent to which the vesting period has expired and management’s best estimate of the market conditions at that time. The movement in cumulative expense since the previous balance sheet date is recognised in the income statement, with a corresponding entry in equity.

15

SPTS TECHNOLOGIES GROUP LIMITED

NOTES TO THE FINANCIAL STATEMENTS

Year ended 31 December 2012

1.	ACCOUNTING POLICIES (continued)

Cash – settled transactions

The cost of cash-settled transactions is measured at fair value. Fair value is established initially at the grant date and at each balance sheet date thereafter until the awards are settled. During the vesting period a liability is recognised representing the product of the fair value of the award and the portion of the vesting period expired as at the balance sheet date. From the end of the vesting period until settlement, the liability represents the full fair value of the award as at the balance sheet date. Changes in the carrying amount for the liability are recognised in profit or loss for the period.

Warranty provision

The warranty provision relates to the expected costs of providing repairs and spares under warranty agreements given to customers.

Related party transactions

In accordance with the exception permitted by paragraph 17 of Financial Reporting Standard 8, transactions with wholly owned group companies are not reported.

2.	TURNOVER

		5 months
	2012	2011
	$’000	$’000
Turnover by destination
Europe	60,239	31,449
United States of America	57,380	29,877
Asia and Rest of World	90,252	46,451

	207,871	107,777

Associate and joint venture companies do not have any turnover in 2012.

16

SPTS TECHNOLOGIES GROUP LIMITED

NOTES TO THE FINANCIAL STATEMENTS

Year ended 31 December 2012

3.	OPERATING PROFIT

The operating profit is stated after charging/(crediting) the following:

		5 months
	2012	2011
	$’000	$’000
Depreciation of tangible fixed assets	3,964	1,259
Operating lease costs:
Plant and machinery	1,063	1,220
Other	161	88
Gain on disposal of tangible fixed assets	(139)	—
Impairment of tangible fixed assets	1,144	—
Amortisation of intangibles	5,717	2,362
Grant income	—	(992)
Foreign exchange loss	2,012	2,374

The analysis of auditors’ remuneration is as follows:

		5 months
	2012	2011
	$’000	$’000
Fees payable to the company’s auditors for the audit of the group’s annual accounts	32	23
Fees payable to the company’s auditors and their associates for the audit of the company’s subsidiaries pursuant to legislation	150	124

Total audit fees	182	147

	$’000	$’000
Tax services	389	273
Corporate finance services	506	4,471

Total non-audit fees	895	4,744

Additionally, an aggregate amount of $809,000 was paid to the company’s auditors and their associates for work relating to the re-financing of loans as described in note 16. These costs were capitalised in the balance sheet and released to the P&L on a straight line basis over the term of the bank loan.

4.	SHARE OF ASSOCIATES’ AND JOINT VENTURES OPERATING PROFIT/(LOSS)

		5 months
	2012	2011
	$’000	$’000
Share of associates operating profit	757	220
Amortisation of goodwill on associate	(245)	(204)
Share of joint ventures operating loss	(470)	(1,164)

	42	(1,148)

17

SPTS TECHNOLOGIES GROUP LIMITED

NOTES TO THE FINANCIAL STATEMENTS

Year ended 31 December 2012

5.	INTEREST PAYABLE AND SIMILAR CHARGES

		5 months
	2012	2011
	$’000	$’000
Bank loans	1,792	—
Shareholder loans	15,755	9,812

	17,547	9,812

6.	INFORMATION REGARDING DIRECTORS AND EMPLOYEES

The aggregate payroll costs of the company were as follows:

		5 months
	2012	2011
Group	$’000	$’000
Wages and salaries	36,289	17,889
Social security costs	2,509	1,836
Pension costs	900	813
Other benefits	1,708	692

	41,406	21,230

Pension contributions for two directors were paid into defined contribution schemes.

The average staff numbers split by function was as follows:

	2012	2011
Group	Number	Number
Sales and customer support	158	167
Operations and R&D	258	242
Administration	77	63

	493	472

There were no full-time employees or staff costs in the company during the current financial period.

18

SPTS TECHNOLOGIES GROUP LIMITED

NOTES TO THE FINANCIAL STATEMENTS

Year ended 31 December 2012

6.	INFORMATION REGARDING DIRECTORS AND EMPLOYEES (continued)

Group	2012 $’000	5 months 2011 $’000
Directors’ emoluments	2,313	1,863
Directors’ pension	84	17

	2,397	1,880

	$’000	$’000
Remuneration of highest paid director
Emoluments	1,101	1,070

The highest paid director received $nil (5 months ended 2011: $nil) payments into a defined contribution scheme in the current year.

7.	SHARE BASED PAYMENT

Share participation plan

Employees of SPTS UK group in UK and US were offered the right to purchase a beneficial interest in certain C ordinary shares of $0.01 each in the capital of SPTS Technologies Group Limited for $2.01 per C ordinary share. In total 9,720 shares were purchased by SPTS UK group employees under the plan in 2011. A further 5,608 shares were purchased under this arrangement in July 2012.

The grant date fair value as measured under FRS 20 is $2.01 and therefore no additional expense has been recognized in the profit and loss account under FRS 20.

Cash bonus plan

Employees outside of the UK and US were offered the right to participate in a scheme based on an allocation of notional shares for which they paid $2.01 per notional share and will receive a cash bonus related to the value of the notional share at the time of sale. In total 2,476 notional shares were purchased by SPTS UK group employees under this plan in 2011. A further 272 shares were purchased under this arrangement in July 2012. An additional 1,497 of shares were issued to the Trust, these are not allocated to specific individuals.

At the year end the Board of Directors consider that the value of the notional shares remains at $2.01 per share and hence no additional costs have been taken into account in the profit and loss account.

Cash Ratchet

The Articles of Association contain a ratchet whereby, upon the occurrence of certain events, an amount of the A ordinary shares will convert into deferred shares such that the number of B ordinary shares held (when expressed as a percentage of the whole of the issued share capital of the Company) shall increase by up to a maximum of 8% of the entire issued share capital. The trigger event for the application of this ratchet is the repayment of shareholder loan notes and interest by the Company on or before 27 June 2012, with a repayment of $100,000,000 in aggregate resulting in the full 8% ratchet being applied.

On 31 May 2012, SPTS Technologies Holdings Limited redeemed, in aggregate, US$51,767,183 nominal amount of certain of the Bridgepoint Loan Notes and all of the PIK Notes plus all interest that had accrued thereon. On 26 June 2012, SPTS Technologies Holdings Limited redeemed, in aggregate, a further $24,725,335 of the nominal value of the Bridgepoint Loan Notes together with all interest that had accrued thereon. See note 16 for further detail.

19

SPTS TECHNOLOGIES GROUP LIMITED

NOTES TO THE FINANCIAL STATEMENTS

Year ended 31 December 2012

7.	SHARE BASED PAYMENT (continued)

Accordingly, an aggregate amount of $85,000,000 of the Bridgepoint loan notes were redeemed on or prior to the first anniversary of the Bridgepoint investment in the group.

The ratchet operated by converting existing A ordinary and C ordinary shares into deferred shares, albeit only the A ordinary shares were diluted. The conversion of the C ordinary shares was to ensure that the percentage of the C ordinary shares remained constant. The net effect of the ratchet was to increase the B ordinary share percentage shareholding by 6.8%.

The Directors of the company hold B ordinary shares and the additional value attributed to the B ordinary shares from, inter alia, this ratchet has been reflected in the original price paid of $3.31 per B Ordinary share and as such the Board of Directors consider this to be fair value under FRS 20 and hence no additional costs have been taken into account in the profit and loss.

8.	TAXATION

		5 months
	2012	2011
(a) Analysis of the tax charge in the year	$’000	$’000
Current tax
UK Corporation tax	2,800	1,087
Foreign tax	541	(1,185)

Total current credit	3,341	(98)

Deferred tax
Movement in brought forward losses	1,992	4,164
Recognition of capital allowances in excess of depreciation	481	(874)
Other	(21)	—

Total deferred tax	2,452	3,290

Tax charge on profit on ordinary activities	5,793	3,192

20

SPTS TECHNOLOGIES GROUP LIMITED

NOTES TO THE FINANCIAL STATEMENTS

Year ended 31 December 2012

8.	TAXATION (continued)

(b) Factors affecting the current tax charge in the year

The tax credit assessed for the year is lower than the standard rate of corporation tax in the UK. The differences are explained below:

		5 months
	2012	2011
	$’000	$’000
Profit on ordinary activities before tax	22,966	15,792

	$’000	$’000
Profit on ordinary activities multiplied by the standard rate of corporation tax of 24.5% (26.5%)	5,627	4,184
Effects of:
Expenses not deductible for tax purposes	2,146	406
Difference between capital allowances claimed and depreciation	(444)	(146)
Utilisation of tax losses	(3,358)	(4,283)
R&D tax credits	(1,075)	(185)
Prior period adjustments	286	—
Other taxes	(58)	—
Increase in tax losses	364	—
Permanent Timing Differences	(135)	—
Other Timing Differences	67	—
Differences in foreign tax rates on overseas earnings	(79)	(74)

Group current tax charge/(credit) for the year	3,341	(98)

The tax rate in the current year is a blended rate for the financial year based upon corporation tax rate of 26% from 1 April 2011 and 24% for the tax year from 1 April 2012.

(c) Factors that may affect future tax charges

The group earns a high proportion of its profits within the UK.

In March 2012 the Chancellor announced the reduction in the main rate of corporation tax to 23% with effect from 1 April. These changes became substantively enacted on 29 March 2012, and therefore the effect of these rate reductions has been reflected in the deferred tax balances which have been calculated at a rate of 23%.

21

SPTS TECHNOLOGIES GROUP LIMITED

NOTES TO THE FINANCIAL STATEMENTS

Year ended 31 December 2012

9.	INTANGIBLE FIXED ASSETS – DEVELOPMENT COSTS, PATENTS AND TRADEMARKS

2012
Group	$’000
Cost
At 1 January 2012 and 31 December 2012	1,000

Amortisation
At 1 January 2012	(21)
Charge for the year	(50)

At 31 December 2012	(71)

Net book value
At 31 December 2012	929

Net book value
At 31 December 2011	979

10.	INTANGIBLE FIXED ASSETS—GOODWILL

2012
Group	$’000
Cost
At 1 January 2012 and 31 December 2012	113,631

Amortisation
At 1 January 2012	(2,341)
Charge for the year	(5,667)

At 31 December 2012	(8,008)

Net book value
At 31 December 2012	105,623

Net book value
At 31 December 2011	111,290

22

SPTS TECHNOLOGIES GROUP LIMITED

NOTES TO THE FINANCIAL STATEMENTS

Year ended 31 December 2012

11.	TANGIBLE FIXED ASSETS

Consolidated	Freehold land and buildings $’000	Leasehold improvements $’000	Plant and machinery $’000	Fixtures fittings and equipment $’000	Assets under construction $’000	Total $’000
Cost
At 1 January 2012	23,964	1,118	29,926	5,255	2,281	62,544
Additions	—	158	455	291	6,086	6,990
Disposals	—	(689)	(19,495)	(1,518)	(1,003)	(22,705)
Transfer from assets under construction	—	—	4,237	862	(5,099)	—

At 31 December 2012	23,964	587	15,123	4,890	2,265	46,829

Depreciation
At 1 January 2012	(12,289)	(863)	(20,126)	(3,586)	(1,001)	(37,865)
Charge for the year	(388)	(111)	(2,852)	(613)	—	(3,964)
Impairment	(1,144)	—	—	—	—	(1,144)
Disposals	—	689	16,301	1,518	1,001	19,509

At 31 December 2012	(13,821)	(285)	(6,677)	(2,681)	—	(23,464)

Net book value
At 31 December 2012	10,143	302	8,446	2,209	2,265	23,365

At 31 December 2011	11,675	255	9,800	1,669	1,280	24,679

23

SPTS TECHNOLOGIES GROUP LIMITED

NOTES TO THE FINANCIAL STATEMENTS

Year ended 31 December 2012

12.	INVESTMENTS

	Group	Group	Company	Company
	2012	2011	2012	2011
	$’000	$’000	$’000	$’000
Associates	—	3,817	—	—
Shares in subsidiary undertaking	—	—	1,954	1,954
Other Investments	6,254	666	—	—

	6,254	4,483	1,954	1,954

The principal subsidiaries, associates and joint ventures of the group at 31 December 2012, some of which are held through intermediate holding companies, are:

	Country of incorporation/registration and operation	Principal activity	Proportion of ordinary shares held %
Subsidiary undertakings

SPTS Technologies Limited*	United Kingdom	Production site for Single Wafer Division systems	100

SPTS Technologies UK Limited*	United Kingdom	Holding company	100

SPTS Technologies Overseas Holdings Limited*	United Kingdom	Dormant holding company for worldwide subsidiaries	100

SPTS Technologies ET Limited*	United Kingdom	Dormant	100

SPTS Technologies GmbH*	Germany	Sales, support and service	100

SPTS Technologies PTE Ltd*	Singapore	Sales, support and service	100

SPTS Technologies PTE Ltd (Malaysia branch)	Malaysia	Sales, support and service	100

SPTS Technologies PTE Ltd (Korea branch)	Korea	Sales, support and service	100

SPTS Technologies Ltd (Taiwan)*	Taiwan	Sales, support and service	100

SPTS Technologies (Shanghai) Inc*	China	Sales, support and service	100

SPTS Technologies Inc*	USA	Production site for Thermal Division systems	100

SPTS Technologies SAS*	France	Sales, support and service	100

Primaxx Inc*	USA	Production of Primaxx	100
		Division systems

SPTS Technologies KK*	Japan	Distribution of SPTS Products	100

SPTS Technologies Holdings Limited	United Kingdom	Holding company	100

SPTS Technologies Investments Limited*	United Kingdom	Holding company	100

SPTS Technologies Sapphire Limited*	United Kingdom	Holding company	100

STS GmBH	Germany	Dormant	100

24

SPTS TECHNOLOGIES GROUP LIMITED

NOTES TO THE FINANCIAL STATEMENTS

Year ended 31 December 2012

12.	INVESTMENTS (continued)

	Country of incorporation/registration and operation	Principal activity	Proportion of ordinary shares held %

SPTS Technologies PTY Ltd.*	Australia	Research and Development	100

Other Investments

BluGlass Ltd*	Australia	Research and Development	22

SPT Technologies Co., Ltd.*	Japan	Sales, support and service	5

*	Investments are held by subsidiary entities in the group

Group
Associates	$’000
Share of net assets/cost
At 1 January 2012	2,094
Share of retained profit for the year	757
Transfer to investment	(2,851)

At 31 December 2012	—

Goodwill
At 1 January 2012	1,723
Amortisation	(245)
Transfer to investment	(1,479)

At 31 December 2012	—

Net book value
31 December 2012	—

At 31 December 2011	3,817

Joint venture
Share of net assets/cost
At 1 January 2012	—
Additions	1,737
Share of retained loss for the year	(470)
Transfer to investment	(1,267)

At 31 December 2012	—

25

SPTS TECHNOLOGIES GROUP LIMITED

NOTES TO THE FINANCIAL STATEMENTS

Year ended 31 December 2012

12.	INVESTMENTS (continued)

Other Investments

Group
$’000
Share of net assets/cost
At 1 January 2012	666
Transfer from associates	5,597
Currency translation differences	(9)

At 31 December 2012	6,254

On 24 July 2012, the group agreed terms with BluGlass Limited (BG) to transfer SPTS Technologies UK Limited’s shareholding in EpiBlu Technologies Pty Ltd (EB) in return for an additional 5% of the fully diluted share capital of BG such that SPTS Technologies UK Limited’s aggregate shareholding in BG would be 24.9%. On and from registration, the risk attaching to the sale shares will be taken to have passed as at 30 June 2012. The agreement was subject to BG shareholder approval which was subsequently obtained. As a result of ceasing to hold any shares in EB, the joint venture agreement entered into on 30 August 2010 between BG, EB and SPTS Technologies UK Limited was terminated. The associate has been treated as an Other investment as the group does not hold any significant long term influence as a result of the disposal of EB.

On 21 December 2012 BG completed a capital raising exercise in which the group did not participate. Accordingly the SPTS Technologies UK Limited’s shareholding in BG was diluted to 22.45%.

The accumulated cost of both EpiBlu (Joint Venture) and BluGlass (Associate) of $5,597,000 was transferred to Investments on 30 June 2012. The value of this investment in SPTS Technologies UK Ltd entity financial statements is $10,926,000. The difference being, amounts taken to the profit and loss account in the consolidated financial statements via the equity accounting method.

26

SPTS TECHNOLOGIES GROUP LIMITED

NOTES TO THE FINANCIAL STATEMENTS

Year ended 31 December 2012

13.	STOCK

	Group	Group
	2012	2011
	$’000	$’000
Raw materials and consumables	22,682	35,881
Work in progress	5,873	12,722
Finished Goods	2,265	1,930

	30,820	50,533

14.	DEBTORS

	Group	Group	Company	Company
	2012	2011	2012	2011
	$’000	$’000	$’000	$’000
Amounts falling due within one year:
Trade debtors	64,597	48,491	—	—
Amounts owed by group undertakings	—	—	6,096	5,330
VAT	2,480	428	—	—
Deferred tax	2,383	4,835	—	—
Other debtors	114	899	34	34
Prepayments and accrued income	4,032	5,716	—	—

	73,606	60,369	6,130	5,364

A deferred tax asset is recognised as follows:

	2012	2011
	$’000	$’000
Tax losses available	1,935	3,927
Capital allowances in excess of depreciation	393	874
Other timing differences	55	34

	2,383	4,835

There are no amounts of deferred taxation assets not recognised in the financial statements.

27

SPTS TECHNOLOGIES GROUP LIMITED

NOTES TO THE FINANCIAL STATEMENTS

Year ended 31 December 2012

15.	CREDITORS: AMOUNTS FALLING DUE WITHIN ONE YEAR

	Group	Group
	2012	2011
	$’000	$’000
Trade creditors	16,282	17,307
Corporation Tax	3,412	4,953
Other taxation and social security	2,293	1,160
Other creditor	—	288
Obligations under finance lease and hire purchase contracts	121	—
Accruals and deferred income	19,132	33,611

	41,240	57,319

16.	CREDITORS: AMOUNTS FALLING DUE AFTER MORE THAN ONE YEAR

	Group	Group	Company	Company
	2012	2011	2012	2011
	$’000	$’000	$’000	$’000
Bank Loans
Term Loan A	29,190	—	—	—
Term Loan B	35,000	—	—	—
Capitalised Fees	(2,843)	—	—

	61,347	—	—	—
Shareholder loans	131,206	200,439	6,085	5,330
Obligations under finance leases and hire purchase contracts	203	—	—	—

	192,756	200,439	6,085	5,330

Borrowings are repayable as follows:

	$’000	$’000	$’000	$’000
Bank Loans
Between one and two years	21,534	—	—	—
Between two and five years	39,813	—	—	—

	61,347	—	—	—

Shareholder loans
After five years	131,206	200,439	6,085	5,330

	131,206	200,439	6,085	5,330

28

SPTS TECHNOLOGIES GROUP LIMITED

NOTES TO THE FINANCIAL STATEMENTS

Year ended 31 December 2012

16.	CREDITORS: AMOUNTS FALLING DUE AFTER MORE THAN ONE YEAR (CONTINUED)

	Group	Group
	2012	2011
	$’000	$’000
Finance Leases
Between one and two years	121	—
Between two and five years	82	—

	203	—

As of 31 December 2012, the group’s shareholder loans with Bridgepoint Europe IV (Nominees) Limited were:

•	$95,047,000 unsecured redeemable loan notes (known as the Investment Loan Notes 2020). These notes have an applicable interest rate of 10.1 per cent and were issued on 27 June 2011. Interest accrued to 31 Dec 2012 was $15,015,000. PIK notes have been issued in respect of accrued interest.

•	$14,330,000 unsecured redeemable loan notes (known as the Senior Shareholder Loan Notes 2020). These notes have an applicable interest rate of 9.9 per cent and were issued on 27 June 2011 and 1 August 2011 respectively. Interest accrued to 31 Dec 2012 was $729,000.

As of 31 December 2012, the group’s shareholder loans with SPP were:

•	$4,953,000 unsecured redeemable loan. These notes have an applicable interest rate of 10.1 per cent and were issued on 1 August 2011. Interest accrued to 31 Dec 2012 was $1,132,000. Interest of $3,776,000 accrues to 30 June 2016 and is repayable in full if SPTS Group was to be sold or floated on a stock exchange before that date.

The above loan notes are listed on the Channel Island Stock Exchange (CISX) and as such are freely tradable. The loan notes are repayable on 30 June 2020. The Senior Shareholder Loan Note has priority on repayment.

On 31 May 2012 the group repaid $60 million of its senior shareholder loan notes to Bridgepoint Europe IV (Nominees) Limited. This included all accrued interest to date.

On 31 May 2012 the group received external bank funding of $70 million to finance the group’s repayment of shareholder loans. This was split equally between two loans, loan A and loan B. Loan A of $35million is repayable on semi-annual instalments over a 3 year period to 31 May 2015 and attracts an interest rate of 2.5% above base. Loan B of $35 million is repayable in full on 31 May 2016 and attracts an interest rate of 3.0% above base. Interest payments are made quarterly for both loans.

On 26 June 2012 the group made an additional repayment of $25m of its senior shareholder loan which included all accrued interest to date.

29

SPTS TECHNOLOGIES GROUP LIMITED

NOTES TO THE FINANCIAL STATEMENTS

Year ended 31 December 2012

17.	PROVISIONS FOR LIABILITIES

	2012	2011
Group	$’000	$’000
At 1 January 2012	5,468	5,938
Utilised and released to profit and loss account	(5,053)	(470)
Additional Provision	2,791	—

At 31 December 2012	3,206	5,468

The warranty provision relates to the expected costs of providing repairs and spares under warranty agreements given to customers. Warranty terms are generally one year from the sale of the related product.

18.	CALLED UP SHARE CAPITAL

	1 cents		1 cents
	Ordinary		ordinary
	Shares	2012	shares	2011
Group and Company	No.	$’000	No.	$’000
Called up, allotted and fully paid
A Ordinary shares	437,450	4	630,000	6
B Ordinary shares	238,833	3	238,833	3
C Ordinary shares	102,099	1	123,363	1
Deferred Ordinary shares	221,191	2	—	—

	999,573	10	992,196	10

A, B and C Ordinary Shares rank pari passu in terms of dividends and voting rights.

On 17 July 2012 a nominee Trust for the employees of the group subscribed for 5,880 C ordinary shares, for the share participation plan and the cash bonus plan, in the company for cash consideration of $11,275.

On 18 July 2012 the ratchet of shares operated (see note 7) whereby 192,550 A Ordinary shares and 28,641 C Ordinary shares were converted to 221,191 deferred shares.

On 8 November 2012 a nominee Trust for the employees of the group subscribed for 1,497 C ordinary shares, for the share participation plan and the cash bonus plan, in the company for cash consideration of $15.

30

SPTS TECHNOLOGIES GROUP LIMITED

NOTES TO THE FINANCIAL STATEMENTS

Year ended 31 December 2012

19.	RECONCILIATION OF MOVEMENT IN SHAREHOLDERS’ FUNDS AND STATEMENT OF MOVEMENTS ON RESERVES

Group	Issued share capital $’000	Share premium account $’000	Foreign Exchange Reserve $’000	Profit and loss account $’000	Total 2012 $’000	Total 2011 $’000
At beginning of period	10	1,978	2	12,600	14,590	—
Issue of ordinary share capital	—	11	—	—	11	1,988
Foreign exchange adjustment	—	—	(1,464)	—	(1,464)	2
Profit for the financial period	—	—	—	17,173	17,173	12,600

At end of period	10	1,989	(1,462)	29,773	30,310	14,590

Company	Issued share capital $’000	Share premium account $’000	Total 2012 $’000	Total 2011 $’000
At 1 January 2012	10	1,978	1,988	—
Issue of ordinary share capital	—	11	11	1,988

At 31 December 2012	10	1,989	1,999	1,988

20.	OBLIGATIONS UNDER LEASES AND HIRE PURCHASE CONTRACTS

Amounts due under finance leases and hire purchase contracts:

Group	Total 2012 $’000	Total 2011 $’000
Amounts payable:
Within one year	121	—
In two to five years	203	—

	324	—

31

SPTS TECHNOLOGIES GROUP LIMITED

NOTES TO THE FINANCIAL STATEMENTS

Year ended 31 December 2012

20.	OBLIGATIONS UNDER LEASES AND HIRE PURCHASE CONTRACTS (CONTINUED)

Annual commitments under non-cancellable operating leases are as follows:

	2012		2011
	Land and		Land and
	buildings	Other	buildings	Other
Group	$’000	$’000	$’000	$’000
Expiry date
- within one year	72	95	107	79
- between two and five years	447	399	429	214
- after five years	34	—	35	3

	553	494	571	296

Leases of land and buildings are typically subject to rent reviews at specified intervals and provide for the lessee to pay all insurance, maintenance and repair costs.

21.	NOTES TO THE STATEMENT OF CASH FLOWS

(a) Reconciliation of operating profit to net cash inflow from operating activities

	2012	2011
	$’000	$’000
Group operating profit	40,471	26,752
Depreciation and impairment of tangible assets	5,108	1,259
Amortisation of patents	50	21
Amortisation of goodwill	5,667	2,341
Gain on disposal of tangible fixed asset	(139)	—
Provision for maintenance warranties utilised	(2,262)	—
Movement in debtors	(15,689)	18,606
Movement in stock	19,713	2,654
Movement in creditors	(10,038)	(37,565)

Net cash inflow from operating activities	42,881	14,068

32

SPTS TECHNOLOGIES GROUP LIMITED

NOTES TO THE FINANCIAL STATEMENTS

Year ended 31 December 2012

21.	NOTES TO THE STATEMENT OF CASH FLOWS (CONTINUED)

(b) Analysis and reconciliation of net debt

	1 January 2012 $’000	Cash flow $’000	Other non- cash changes $’000	Exchange movement $’000	31 December 2012 $’000
Cash in hand and at bank	25,483	613	—	819	26,915
Bank Loans	—	(61,347)	—	—	(61,347)
Shareholder loans	(200,439)	85,000	(15,767)	—	(131,206)
Other	—	—	(324)	—	(324)

Net debt	(174,956)	24,266	(16,091)	819	(165,962)

Non-cash movements

During the year the group accrued interest to Bridgepoint and SPP as described in note 16 which does not result in any cash movements.

22.	PENSIONS

The group operates a personal pension plan. Each employee-member has his or her own policy within the plan to which contributions are made at a defined percentage of pensionable salary. The assets of each of these policies are separately administered and are entirely separate from those of the group.

Total contributions to the pension plan for the year ended 31 December 2012 were $900,000 (5 months ended 2011: $813,000).

23.	RELATED PARTY TRANSACTIONS

During the year the group recharged costs in the ordinary course of business associated with research and development expenses incurred and capital equipment acquired on behalf of EpiBlu Technologies Pty Ltd, a company which was 49% owned by SPTS Technologies UK Limited for part of the year. Costs recharged amounted to $504,000 (5 months ended 2011 : $391,000). Amounts owed by EpiBlu Technologies Pty Ltd, shown in trade debtors at 31 Dec 2012 are $nil (2011 : $87,000). Amounts provided as future funding in EpiBlu by the company shown in other debtors at 31 Dec 2012 are $nil (2011 : $624,000).

During the year the group recharged costs in the ordinary course of business to BluGlass Limited, a company that was an associate of SPTS Technologies UK Limited for part of the year, at an amount of $42,371 (5 months ended 2011 : $403,000). Amounts owed to the group, shown in trade debtors at 31 December 2012 are $42,371 (2011 : $179,000).

Shareholder loans are described in note 17. The group, upon completion of the acquisition of SPTS UK and SPTS KK paid an arrangement fee of $nil (5 months ended 2011 : $2,670,000) to Bridgepoint and have been charged out of pocket expenses of $nil (5 months ended 2011 : $49,500).

During the year the group incurred costs of $384,000 (5 months ended 2011: $nil) payable to Bridgepoint Europe IV (Nominees) Limited. Amounts owed by the group, shown in accruals at 31 Dec 2012 are $100,000 (2011: $nil).

33

SPTS TECHNOLOGIES GROUP LIMITED

NOTES TO THE FINANCIAL STATEMENTS

Year ended 31 December 2012

24.	DERIVATIVES NOT INCLUDED AT FAIR VALUE

The Group has derivatives which are not included at fair value in the accounts:

	2012 $’000	2011 $’000
Fair value gain/(loss) on forward foreign exchange contracts	454	(1,440)

The Group uses the derivatives to hedge its exposures to changes in foreign currency exchange rates. The fair values are based on market values of equivalent instruments at the balance sheet date.

25.	CONTINGENT LIABILITIES

1.	At 31 December 2012, the group had given guarantees of $1.6 million (2011: $2.6m) in respect of performance bonds given in the normal course of trade to customers. These expire in 2013.

2.	At 31 December 2012, the group had given guarantees of $1.9 million (2011 : $1.9m) in respect of a guarantee on deferred duty in the normal course of trade. There is no expiry on this guarantee.

26.	REVISION OF FINANCIAL STATEMENTS

The directors of the Company have noted that the Consolidated Cash Flow Statement that was presented in the original financial statements for the year ended 31 December 2012 was not prepared under United Kingdom Generally Accepted Accounting Policies. As a result the directors of the Company have chosen to withdraw the original financial statements and prepare revised financial statements which include a revised Consolidated Cash Flow Statement. These revised financial statements are considered to be the statutory accounts for the year ended 31 December 2012. The revised financial statements have been prepared as at the date of the original financial statements and not as at the date of revision and accordingly do not deal with events between those two dates.

In addition to the revised Consolidated Cash Flow Statement the directors have also chosen to amend the notes to the accounts affected by the changes in the Consolidated Cash Flow Statement. The revised Consolidated Cash Flow Statement includes a re-classification of the amount of Deferred Consideration of $4.5 million and the revised financial statements also include additional disclosures and amendments in note 21 to the revised financial statements.

34

SPTS Technologies Group Limited

Revised Annual Report

31 December 2013

Company Number 07635249

SPTS TECHNOLOGIES GROUP LIMITED

SPTS TECHNOLOGIES GROUP LIMITED

DIRECTORS AND ADVISORS

Executive Directors

William Johnson

Kevin Crofton

Richard Rees

Non Executive Directors

Christopher Bell

Kevin Reynolds

Henry Nothhaft - Chairman

Company Secretary

Richard Craven

Registered Office

Ringland Way

Newport

NP18 2TA

Auditors

Ernst & Young LLP

The Paragon

Counterslip

Bristol

BS1 6BX

Solicitors

Osborne Clarke

2 Temple Back East

Temple Quay

Bristol

BS1 6EG

SPTS TECHNOLOGIES GROUP LIMITED

STRATEGIC REPORT

The Directors present their strategic report for the year ended 31 December 2013.

Principal activity

The principal activity of the group is the design, manufacture, test and distribution of a range of specialised equipment used by the group’s customers to produce semi-conductor-related devices. These devices include commercial microelectromechanical systems (MEMS), advanced packaging applications, power semiconductors, radio frequency chips and LEDs.

Business review

In 2013, SPTS continued to provide a broad range of wafer processing equipment to produce various types of semiconductor devices. The company’s products are used in both production and research environments across a number of markets. The company sells its products on a worldwide basis to a diversified customer base. These factors ensure that revenue risks continue to be well spread and help the company continue to manage market conditions in the future. Management has focused on positioning the business in key high growth market sectors and production accounts. Although SPTS experienced year on year revenue decline due to generally weak market conditions, the company consolidated its strength within its chosen markets by focusing on its customers, placing new technologies in strategic markets and customers and launching new products. These share gains were supported by continued improvements to operations, internal control procedures, procurement practices and cost control. As such, the directors believe SPTS is well positioned to take advantage of the next cyclical growth cycle in the semiconductor industry.

The key financial and performance indicators during the year were as follows:

	2013 $’000	2012 $’000	Change %
Turnover	155,709	207,871	-25.1%
Systems sales	118,382	164,525	-28.0%
Gross Profit	76,299	99,647	-23.4%
Gross margin	49.0%	47.9%	+1.1%
EBITDA pre foreign exchange and one-off transaction costs	35,111	54,026	-35.0%
EBITDA pre foreign exchange and one-off transaction costs margin	22.5%	26.0%	-3.5%
Profit on ordinary activities before taxation	7,701	22,966	-66.5%
Cash balance	12,664	26,915	-53.0%
Average number of employees	479	493	-2.8%

Despite declining market conditions SPTS achieved relatively strong performance in 2013 as evidenced by the group’s solid revenue, profit performance and cash generated from operations (before repayment of shareholder loans). The results did decline from 2012 levels but this was in line with industry trends. Despite the decline in revenue, SPTS maintained market share within its key MEMS market and grew share in the Advanced Packaging sector. The company also increased sales in Advanced Packaging year on year. The lower revenue level is a result of uncertain global macroeconomic conditions which led to low consumer confidence and spending. The macroeconomic recovery is taking longer than expected going into the 2013 calendar year and runs up to 2014. It is a well documented fact that the semiconductor space is driven by worldwide GDP, and the trickledown effect of these issues adversely affected the semi market space.

However during this period, SPTS has continued to build on its core values focusing on delivery of first class solutions to its customers, cost reductions in both product costs and operating cost base, developing its product range and protecting its market share. Furthermore SPTS has continued to improve the structure of its business to adapt to changes in demand levels to maintain profit and cash generation from operations throughout the year demonstrating the flexible nature of the business model and decisions made by management.

SPTS has managed to improve gross margins in a declining market as a result of continued focus on reducing product cost; maintaining average selling prices on system sales; increasing spares, service and upgrade sales which attract higher margins; operational efficiencies and offering technology and solutions that are best in class.

SPTS TECHNOLOGIES GROUP LIMITED

STRATEGIC REPORT (continued)

The directors expect the general level of activity to improve in 2014 in line with the market consensus. Market projections for 2014 are strong and SPTS is well positioned to capitalise on the expected return to growth in the industry due to previous acquisitions, existing customer positions, new technology placements during the year and continued investment in research and development. Having been able to deliver a stable 2013 in adverse market conditions, the company will be able to consolidate and grow revenue and profit market momentum improves.

The net assets of the business were $35.5 million as at 31 December 2013 (2012: $30.3 million). The movement of $5.2 million being the profit generated in the year.

In the second half of 2013, the Group repaid $25 million of its shareholder loans to Bridgepoint. This was funded by a dividend paid up the Group structure from SPTS Technologies Limited. This fully repaid the Senior Shareholding Loan note and accrued interest to date plus a percentage of the Investment Loan note with Bridgepoint and the SPP Loan Note.

Operational risk management

The group regards the provision of a safe working environment as essential for its employees and the supply of products which are fully safety compliant as paramount for its customers. The group’s operations have a low environmental impact on the local communities in which they are situated and are compliant with environmental regulations, following best practice and best available techniques wherever possible. The Group has actively engaged environmental agencies during the year to improve these processes and is enhancing its business continuity planning.

Financial risk management

The nature of the group’s operations, essentially being the production of complex, long lead-time capital equipment, most of which is exported, can give rise to the need for bank guarantees in exported sales and international currency transactions. The business’ operations are run through the cash generation from those operations. Bank financing has typically been used for restructuring and acquisitions. The associated financial risks are liquidity, interest rates and exchange rate fluctuations.

The group operates a centralised treasury function, which acts within clearly defined policies approved by the Board that are designed to reduce the financial risk faced by the group. No speculative trading in currency or other financial instruments is undertaken. Liquidity is maintained through effective operational practices for working capital and cash flow management, supported by the availability of adequate borrowing facilities.

Transactional foreign currency exchange rate exposure is managed through the use of forward foreign currency contracts. Bad debts are also an ever-present financial risk, managed by the use of credit rating checks and effective credit control techniques.

Richard Rees

Director

9 July 2014

SPTS TECHNOLOGIES GROUP LIMITED

DIRECTORS’ REPORT

The directors submit their revised Annual Report on the affairs of the company, together with the revised financial statements and auditors’ report, for the year ended 31 December 2013. This revised Annual Report replaces the original Annual Report for the financial year, which has been prepared as at the date of the original directors’ report and not as at the date of the revision and accordingly does not deal with any events between those dates. This revised Annual Report is now the statutory accounts for SPTS Technologies Group Limited for the year ended 31 December 2013. The original Consolidated Cash Flow Statement was not prepared under United Kingdom Generally Accepted Accounting Policies, as a result the directors of the Company have chosen to withdraw the original financial statements and prepare revised financial statements which include a revised Consolidated Cash Flow Statement.

Directors

The directors who held office during the period to 31 December 2013 are as shown on page 1.

Dividend

The directors do not recommend the payment of a dividend.

Directors indemnity

The SPTS Group has granted to some of its directors an indemnity (to the extent permitted by the Companies Act 2006) in respect of liabilities relating to proceedings brought by third parties and incurred as a result of their office. This qualifying third party indemnity remains in force as at the date of approving the directors’ report. This indemnity does not provide cover in the event that the director is proved to have acted dishonestly or fraudulently.

Research and development

During 2013, research and development expenditure amounted to 11% (2012: 9%) of revenue. The group continues to commit significant resources to research and development activities in order to design, produce and promote new products, to improve and upgrade existing products and to exploit new technologies. Development work is principally initiated by, or carried out in conjunction with, customers in order to improve or introduce products for a known market. This approach reduces the inherent risk in research and development activities.

Employees

The group believes that its employees are one of its greatest assets and continue to add value to the business. The group continues to encourage employee involvement by making information available to employees. The group has procedures for the communication of significant business issues to all subsidiaries. Each subsidiary has internal procedures for consulting and communicating with employees to maximise the contribution of each employee to the development of the business. This is supported through newsletters and also through regular employee briefings at which members of the executive team outline group performance and future objectives.

It is the group’s policy to give employment opportunities to disabled persons whenever possible and to afford such employees equal opportunities for training, career development and promotion. SPTS has a declared policy as an equal opportunity employer.

Going concern

SPTS Group has achieved relatively strong results given the weak market for 2013 and expects to continue to do so in 2014. Due to the nature of the business and the working capital needed to fund the production of capital equipment, management of cash remains a key priority for the business. The directors monitor cash flow forecasts closely and on a timely basis. The group has positive cash balances, group borrowing facilities were renewed in 2012, the covenants attached to the facilities are not in breach and the directors are managing the level of facilities available and cash flow to meet future growth.

The directors have reviewed the cash flow forecasts for the group for the period to March 2015 and beyond and are satisfied that these forecasts take account of all foreseeable expected events in that period. The directors believe that the group’s forecast results, in addition to its existing finance facilities, are sufficient to continue to meet its ongoing working capital requirements and fund continued growth of the business. The directors believe that the company is well placed to manage these business risks.

The directors have a reasonable expectation that the group has adequate resources to continue in operational existence for the foreseeable future. Thus they have adopted the going concern basis of accounting in preparing the annual financial statements.

SPTS TECHNOLOGIES GROUP LIMITED

DIRECTORS’ REPORT (continued)

Auditors

In the case of each of the persons who are directors of the company at the date when this report is approved:

•	so far as each of the directors is aware, there is no relevant audit information of which the company’s auditors are unaware; and

•	each of the directors has taken all the steps that they ought to have taken as a director to make themselves aware of any relevant audit information and to establish that the company’s auditors are aware of that information.

This confirmation is given and should be interpreted in accordance with the provisions of s418 of the Companies Act 2006.

Ernst and Young LLP have indicated their willingness to continue in office and a resolution for their reappointment will be proposed at the forthcoming Annual General Meeting.

Richard Rees

Director

9 July 2014

SPTS TECHNOLOGIES GROUP LIMITED

DIRECTORS’ RESPONSIBILITIES STATEMENT

The directors are responsible for preparing the revised annual report and the revised financial statements in accordance with applicable law and regulations.

Company law requires the directors to prepare financial statements for each financial year. Under that law the directors have elected to prepare the revised financial statements in accordance with United Kingdom Generally Accepted Accounting Practice (United Kingdom Accounting Standards and applicable law). Under company law the directors must not approve the revised financial statements unless they are satisfied that they give a true and fair view of the state of affairs of the company and of the profit or loss of the company for that period. In preparing these revised financial statements, the directors are required to:

•	select suitable accounting policies and then apply them consistently;

•	make judgements and accounting estimates that are reasonable and prudent;

•	state whether applicable United Kingdom Accounting Standards have been followed; and

•	prepare the revised financial statements on the going concern basis unless it is inappropriate to presume that the company will continue in business.

The directors are responsible for keeping adequate accounting records that are sufficient to show and explain the company’s transactions and disclose with reasonable accuracy at any time the financial position of the company and enable them to ensure that the financial statements comply with the Companies Act 2006. They are also responsible for safeguarding the assets of the company and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

SPTS TECHNOLOGIES GROUP LIMITED

INDEPENDENT AUDITORS’ REPORT TO THE MEMBERS OF

SPTS TECHNOLOGIES GROUP LIMITED

We have audited the revised financial statements of SPTS Technologies Group Limited for the year ended 31 December 2013 which comprise the Consolidated Profit and Loss Account, Consolidated Balance Sheet, Company Balance Sheet, Consolidated Cash Flow Statement, Consolidated Statement of Total Recognised Gains and Losses, and the related notes 1 to 26. These revised financial statements have been prepared under the accounting policies set out therein and replace the original financial statements approved by the directors on 27 March 2014.

The revised financial statements have been prepared under the Companies (Revision of Defective Accounts and Report) Regulations 2008 (As amended) and accordingly do not take account of events which have taken place after the date on which the original financial statements were approved.

This report is made solely to the company’s members, as a body, in accordance with the Companies (Revision of Defective Accounts and Report) Regulations 2008 (As amended). Our audit work has been undertaken so that we might state to the company’s members those matters we are required to state to them in an auditor’s report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company and the company’s members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of directors and auditors

The directors’ responsibilities for preparing the revised financial statements in accordance with applicable law and United Kingdom Accounting Standards (United Kingdom Generally Accepted Accounting Practice) and for being satisfied that they give a true and fair view are set out in the Statement of Directors’ Responsibilities.

Our responsibility is to audit the revised financial statements in accordance with relevant legal and regulatory requirements and International Standards on Auditing (UK and Ireland).

We report to you our opinion as to whether the revised financial statements give a true and fair view, have been properly prepared in accordance with United Kingdom Generally Accepted Accounting Practice and are prepared in accordance with the requirements of the Companies Act 2006 as they have effect under the Companies (Revision of Defective Accounts and Report) Regulations 2008 (As amended). We also report to you whether, in our opinion, the information given in the Strategic Report and the revised Directors’ Report is consistent with the revised financial statements.

In addition we report to you if, in our opinion, the company has not kept adequate accounting records or if we have not received all the information and explanations we require for our audit or if disclosures of directors’ benefits, remuneration, pensions and compensation for loss of office specified by law are not made.

We read the Strategic Report and the revised Directors’ Report and consider the implications for our report if we become aware of any apparent misstatements within it.

We are also required to report whether, in our opinion, the original financial statements failed to comply with the requirements of the Companies Act 2006 in the respects identified by the directors.

Basis of audit opinion

We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the revised financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the revised financial statements, and of whether the accounting policies are appropriate to the company’s and the group’s circumstances, consistently applied and adequately disclosed.

The audit of revised financial statements includes the performance of procedures to assess whether the revisions made by the directors are appropriate and have been properly made.

SPTS TECHNOLOGIES GROUP LIMITED

INDEPENDENT AUDITORS’ REPORT TO THE MEMBERS OF

SPTS TECHNOLOGIES GROUP LIMITED (continued)

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the revised financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the revised financial statements.

Opinion

In our opinion:

•	the revised financial statements give a true and fair view, seen as at the date the original financial statements were approved, of the state of the group’s and company’s affairs as at 31 December 2013 and of the group’s profit for the year then ended;

•	the revised financial statements have been properly prepared in accordance with United Kingdom Generally Accepted Accounting Practice seen as at the date the original financial statements were approved;

•	the revised financial statements have been properly prepared in accordance with the provisions of the Companies Act 2006 as they have effect under the Companies (Revision of Defective Accounts and Report) Regulations 2008 (As amended);

•	the original financial statements for the year ended 31 December 2013 failed to comply with the requirements of the Companies Act 2006 in the respects identified by the directors in the statement contained in note 26 to these revised financial statements; and

•	the information given in the Strategic Report and the revised Directors’ Report is consistent with the revised financial statements.

Emphasis of matter – revision of consolidated cash flow statement and notes affected

In forming our opinion on the revised financial statements, which is not qualified, we have considered the adequacy of the disclosures made in note 26 to these revised financial statements concerning the need to revise the consolidated cash flow statement and the notes affected. The original financial statements were approved on 27 March 2014 and our previous report was signed on that date. We have not performed a subsequent events review for the period from the date of our previous report to the date of this report.

David Wilkinson (senior statutory auditor)

For and on behalf of Ernst & Young LLP, Statutory auditor

Bristol, United Kingdom

10 July 2014

SPTS TECHNOLOGIES GROUP LIMITED

CONSOLIDATED PROFIT AND LOSS ACCOUNT

Year ended 31 December 2013

		2013	2012
	Note	$’000	$’000
GROUP TURNOVER	2	155,709	207,871
Cost of sales		(79,410)	(108,224)

GROSS PROFIT		76,299	99,647
Operating costs		(53,141)	(59,176)

GROUP OPERATING PROFIT	3	23,158	40,471
Share of net operating profit of joint ventures and associate	4	—	42

PROFIT ON ORDINARY ACTIVITIES BEFORE FINANCE CHARGES		23,158	40,513
Interest payable and similar charges	5	(15,457)	(17,547)

PROFIT ON ORDINARY ACTIVITIES BEFORE TAXATION		7,701	22,966
Tax on profit on ordinary activities	8	(2,540)	(5,793)

PROFIT FOR THE FINANCIAL YEAR	19	5,161	17,173

All activities derive from continuing operations.

SPTS TECHNOLOGIES GROUP LIMITED

CONSOLIDATED STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES

Year ended 31 December 2013

	2013	2012
	$’000	$’000
Profit for the financial year	5,161	17,173
Currency translation differences on foreign currency net investments	(5)	(1,464)

Total gains recognised since last annual report and financial statements	5,156	15,709

SPTS TECHNOLOGIES GROUP LIMITED

CONSOLIDATED BALANCE SHEET

At 31 December 2013

		2013		2012
	Note	$’000	$’000	$’000	$’000
FIXED ASSETS
Intangible assets
Development costs, patents and trademarks	9		879		929
Goodwill	10		101,999		105,623
Tangible assets	11		24,431		23,365
Investments	12		6,254		6,254

			133,563		136,171
CURRENT ASSETS
Stocks	13	38,415		30,820
Debtors	14	54,704		73,606
Cash at bank and in hand		12,664		26,915

		105,783		131,341
CREDITORS: AMOUNTS FALLING DUE WITHIN ONE YEAR	15	(30,845)		(41,240)

NET CURRENT ASSETS			74,938		90,101

TOTAL ASSETS LESS CURRENT LIABILITIES			208,501		226,272
CREDITORS: AMOUNTS FALLING DUE AFTER MORE THAN ONE YEAR	16		(170,053)		(192,756)
PROVISIONS FOR LIABILITIES	17		(2,982)		(3,206)

NET ASSETS			35,466		30,310

CAPITAL AND RESERVES
Called up share capital	18		10		10
Share premium account	19		1,989		1,989
Foreign Exchange Reserve	19		(1,467)		(1,462)
Profit and loss account	19		34,934		29,773

SHAREHOLDERS’ FUNDS	19		35,466		30,310

The revised financial statements of SPTS Technologies Group Limited, registered number 07635249, were approved by the Board of Directors and authorised for issue on 9 July 2014.

Signed on behalf of the Board of Directors

Richard Rees

Director

SPTS TECHNOLOGIES GROUP LIMITED

COMPANY BALANCE SHEET

At 31 December 2013

		2013		2012
	Note	$’000	$’000	$’000	$’000
FIXED ASSETS
Investments	12		1,954		1,954
CURRENT ASSETS
Debtors	14	6,281		6,130

NET CURRENT ASSETS			6,281		6,130

TOTAL ASSETS LESS CURRENT LIABILITIES			8,235		8,084
CREDITORS: AMOUNTS FALLING DUE AFTER MORE THAN ONE YEAR	16		(6,236)		(6,085)

NET ASSETS			1,999		1,999

CAPITAL AND RESERVES
Called up share capital	18		10		10
Share premium	19		1,989		1,989

SHAREHOLDERS’ FUNDS	19		1,999		1,999

The revised financial statements of SPTS Technologies Group Limited, registered number 07635249, were approved by the Board of Directors and authorised for issue on 9 July 2014.

Signed on behalf of the Board of Directors

Richard Rees

Director

SPTS TECHNOLOGIES GROUP LIMITED

CONSOLIDATED CASH FLOW STATEMENT

At 31 December 2013

	Note		2013 $’000	2012 $’000
Net cash inflow from operating activities	21	(a)	33,685	42,881

Returns on investments and servicing of finance
Interest paid			(1,863)	(5,493)

			(1,863)	(5,493)

Taxation

Corporation tax paid			(2,295)	(4,359)

Capital expenditure and financial investment
Payments to acquire tangible assets	11		(8,293)	(6,990)
Receipts from sales of tangible assets			2,781	139

			(5,512)	(6,851)

Acquisitions and disposals
Purchase of subsidiary undertaking			—	(4,500)
Purchase of other investments	12		(1,883)	(1,113)

			(1,883)	(5,613)

Net cash inflow before financing			22,132	20,565

Financing
Proceeds from new borrowings			—	70,000
Repayment of long term loans			(36,620)	(86,624)
Transaction costs of refinancing			—	(3,328)

			(36,620)	(19,952)

(Decrease) / increase in cash			(14,488)	613

Reconciliation of net cash flow to movement in net debt
(Decrease) / increase in cash			(14,488)	613
Cash inflow from increase in loans			—	(67,157)
Repayment of long-term loans			38,464	90,810
Repayments of capital element of finance leases and hire purchase contracts			184	—

Change in net debt resulting from cash flows			24,160	24,266
Exchange differences			237	819
Other	21	(b)	(16,124)	(16,091)

Movement in net debt			8,273	8,994
Net debt at 1 January 2013			(165,962)	(174,956)

Net debt at 31 December 2013	21	(b)	(157,689)	(165,962)

SPTS TECHNOLOGIES GROUP LIMITED

NOTES TO THE FINANCIAL STATEMENTS

Year ended 31 December 2013

1.	ACCOUNTING POLICIES

The directors submit their revised Annual Report on the affairs of the company, together with the revised financial statements and auditors’ report, for the year ended 31 December 2013. This revised Annual Report replaces the original Annual Report for the financial year, which has been prepared as at the date of the original directors’ report and not as at the date of the revision and accordingly does not deal with any events between those dates. This revised Annual Report is now the statutory accounts for SPTS Technologies Group Limited for the year ended 31 December 2013. The original Consolidated Cash Flow Statement was not prepared under United Kingdom Generally Accepted Accounting Policies, as a result the directors of the Company have chosen to withdraw the original financial statements and prepare revised financial statements which include a revised Consolidated Cash Flow Statement. Refer to note 26 for further detail.

The financial statements are prepared in accordance with applicable United Kingdom accounting standards. A summary of the principal accounting policies, all of which have been applied consistently throughout the year and the preceding year, are as follows:

Accounting convention

The financial statements are prepared under the historical cost convention.

Basis of preparation

The group results consolidate the financial statements of the company and its subsidiaries. The current year results are presented for the year to 31 December 2013.

In respect of acquisitions, the results of subsidiaries acquired or sold are consolidated for the periods from or to the date on which control passed. Such acquisitions are accounted for under the acquisition method.

Going concern

SPTS Group has achieved relatively strong results for 2013 and expects to continue to do so in 2014. Due to the nature of the business and the working capital needed to fund the production of capital equipment, management of cash remains a key priority for the business. The directors monitor cash flow forecasts closely and on a timely basis. The group has positive cash balances, group borrowing facilities were renewed in 2012, the covenants attached to the facilities are not in breach and the directors are managing the level of facilities available and cash flow to meet future growth.

The directors have reviewed the cash flow forecasts for the group for the period to March 2015 and beyond and are satisfied that these forecasts take account of all foreseeable expected events in that period. The directors believe that the group’s forecast results, in addition to its existing finance facilities, are sufficient to continue to meet its ongoing working capital requirements and fund continued growth of the business. The directors believe that the company is well placed to manage these business risks.

The directors have a reasonable expectation that the group has adequate resources to continue in operational existence for the foreseeable future. Thus they have adopted the going concern basis of accounting in preparing the annual financial statements.

Intangible assets – Development costs, patents and trademarks

Development costs, patents and trademarks are included at cost and depreciated in equal annual instalments over a period of 20 years which is their estimated useful economic life.

Intangible assets – Goodwill

Goodwill arising on the acquisition of subsidiary undertakings and businesses, representing any excess of the fair value of the consideration given over the fair value of the identifiable assets and liabilities acquired, is capitalised and written off on a straight line basis over its useful economic life, which is 20 years. Provision is made for any impairment.

SPTS TECHNOLOGIES GROUP LIMITED

NOTES TO THE FINANCIAL STATEMENTS

Year ended 31 December 2013

1.	ACCOUNTING POLICIES (continued)

Tangible fixed assets

Tangible fixed assets are stated at cost, net of depreciation. Freehold land is not depreciated. On other assets, depreciation has been computed to write off the cost of tangible fixed assets on a straight-line basis over their expected useful lives using the following rates:

Freehold buildings	2% per annum
Leasehold improvements	Period of the lease
Demonstration machines	20% per annum
Plant and machinery	10% per annum
Fixtures, fittings and equipment	10% to 33% per annum

Investments

Investments held as fixed assets are stated at cost less provision for any impairment.

Joint ventures and associates

The transactions resulting from joint ventures and associates have been treated in accordance with FRS 9 “Associates and joint ventures”. The group’s share of the joint venture and/or associate profit or loss is included in the consolidated profit and loss account and its share of the joint venture and/or associate net assets or liabilities is included in the consolidated balance sheet within investments. Goodwill arising on the acquisition of associates is being amortised over 5 years due to the uncertainties inherent with start up R&D companies. Any unamortised balance of goodwill is included in the carrying value of the investment in associates.

Stocks

Stocks are valued at the lower of cost and net realisable value. The cost of finished goods includes materials, labour and a relevant proportion of production overheads. Provision has been made for excess and slow-moving items where appropriate.

Taxation

Current tax is provided at amounts expected to be paid (or recovered) using the tax rates and laws that have been enacted or substantively enacted at the balance sheet date.

Deferred taxation is provided in full on timing differences that result in an obligation at the balance sheet date to pay more tax, or a right to pay less tax, at a future date, at rates expected to apply when they crystallise based on current tax rates and law. Timing differences arise from the inclusion of items of income and expenditure in taxation computations in periods different from those in which they are included in the financial statements. Deferred tax assets are recognised to the extent that it is regarded as more likely than not that they will be recovered. Deferred tax assets and liabilities are not discounted.

Research and development expenditure

Research and development expenditure is written off to the profit and loss account in the year in which it is incurred.

Turnover

The company’s turnover represents amounts receivable, excluding value added tax and trade discounts, in respect of goods and services provided in the normal course of business. Revenue is recognised on the despatch of goods or the supply of services in line with SPTS’ right to receive consideration having delivered the majority of the related goods and services. An appropriate proportion of the revenue in relation to the sale of machines is deferred. This relates to system installation revenue and is deferred until such time as the installation is complete and accepted by the customer. Associated costs are also deferred.

SPTS TECHNOLOGIES GROUP LIMITED

NOTES TO THE FINANCIAL STATEMENTS

Year ended 31 December 2013

1.	ACCOUNTING POLICIES (continued)

Foreign exchange

Transactions denominated in foreign currencies are translated into USD and recorded at the rates ruling at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are translated at the rates ruling at that date or, if appropriate, at the forward contract rate. Any gain or loss arising from a change in exchange rates subsequent to the date of the transaction is dealt with in the profit and loss account.

The results of foreign subsidiaries are translated into USD at the average rates of exchange during the year and their balance sheets at the rates ruling at the balance sheet date. The difference arising from the translation of the opening net investment in subsidiaries, the results of operations, and matched long-term foreign currency borrowings are taken directly to reserves.

Leases

Assets held under finance leases and hire purchase contracts are capitalised at the fair value of the asset at the inception of the lease, with an equivalent liability categorised as appropriate under creditors due within and after more than one year.

The interest element of the rental obligations is charged to the profit and loss account over the period of the lease and represents a constant proportion of the balance of the capital repayments outstanding.

Rentals under operating leases are charged to the profit and loss account on a straight-line basis over the lease term.

Government grants

When the conditions of grants are met, the revenue element is credited to the profit and loss account as the related expenditure is incurred and the capital element is credited to the profit and loss account over the expected useful life of the related assets.

Pension costs

The amount of pension contributions payable in the year is charged to the profit and loss account as incurred.

Interest and borrowings

All interest-bearing loans and borrowings from Bridgepoint are initially recognised at net proceeds. After initial recognition debt is increased by the interest cost in respect of the reporting period and reduced by repayments made in the period. On an annual basis accrued interest on the Bridgepoint loan notes will be satisfied by the issue of PIK notes, and interest charged in the following year is based on the compounded amount accordingly. Interest payable to SPP accrues using the effective interest method over the term of the loan.

Share based payments

Equity – settled transactions

The cost of equity-settled transactions with employees is measured by reference to the fair value at the date at which they are granted and is recognised as an expense over the vesting period, which ends on the date on which the relevant employees become fully entitled to the award. In valuing equity-settled transactions, no account is taken of any vesting conditions, other than conditions linked to the price of the shares of the company (market conditions). No expense is recognised for awards that do not ultimately vest.

At each balance sheet date before vesting, the cumulative expense is calculated, representing the extent to which the vesting period has expired and management’s best estimate of the market conditions at that time. The movement in cumulative expense since the previous balance sheet date is recognised in the income statement, with a corresponding entry in equity.

SPTS TECHNOLOGIES GROUP LIMITED

NOTES TO THE FINANCIAL STATEMENTS

Year ended 31 December 2013

1.	ACCOUNTING POLICIES (continued)

Cash – settled transactions

The cost of cash-settled transactions is measured at fair value. Fair value is established initially at the grant date and at each balance sheet date thereafter until the awards are settled. During the vesting period a liability is recognised representing the product of the fair value of the award and the portion of the vesting period expired as at the balance sheet date. From the end of the vesting period until settlement, the liability represents the full fair value of the award as at the balance sheet date. Changes in the carrying amount for the liability are recognised in profit or loss for the period.

Warranty provision

The warranty provision relates to the expected costs of providing repairs and spares under warranty agreements given to customers.

Related party transactions

In accordance with the exception permitted by paragraph 17 of Financial Reporting Standard 8, transactions with wholly owned group companies are not reported.

2.	TURNOVER

	2013 $’000	2012 $’000
Turnover by destination
Europe	53,783	60,239
United States of America	27,939	57,380
Asia and Rest of World	73,987	90,252

	155,709	207,871

Associate and joint venture companies do not have any turnover in 2013.

SPTS TECHNOLOGIES GROUP LIMITED

NOTES TO THE FINANCIAL STATEMENTS

Year ended 31 December 2013

3.	OPERATING PROFIT

The operating profit is stated after charging/(crediting) the following:

	2013	2012
	$’000	$’000
Depreciation of tangible fixed assets	3,784	3,964
Operating lease costs:
Plant and machinery	1,111	1,063
Other	140	161
Gain on disposal of tangible fixed assets	(282)	(139)
Impairment of tangible fixed assets	—	1,144
Amortisation of goodwill	5,719	5,667
Amortisation of development costs, patents and trademarks	50	50
Grant income	(465)	—
Foreign exchange loss	756	2,012
Transaction costs	1,644	676

Below shows a reconciliation between operating profit and EBITDA pre and post foreign exchange and transaction costs

	2013 $’000	2012 $’000
Operating profit	23,158	40,471
Share of net operating profit of joint ventures and associates	—	42
Depreciation	3,784	3,964
Amortisation	5,769	5,717
Impairment of fixed assets	—	1,144

EBITDA post foreign exchange and transaction costs	32,711	51,338
Foreign exchange loss	756	2,012
Transaction costs	1,644	676

EBITDA pre foreign exchange and transaction costs	35,111	54,026

The analysis of auditors’ remuneration is as follows:

	2013 $’000	2012 $’000
Fees payable to the company’s auditors for the audit of the group’s annual accounts	39	32
Fees payable to the company’s auditors and their associates for the audit of the company’s subsidiaries pursuant to legislation	154	150

Total audit fees	193	182

	$’000	$’000
Tax services	235	389
Corporate finance services	655	506

Total non-audit fees	890	895

SPTS TECHNOLOGIES GROUP LIMITED

NOTES TO THE FINANCIAL STATEMENTS

Year ended 31 December 2013

4.	SHARE OF ASSOCIATES’ AND JOINT VENTURES’ OPERATING (PROFIT)/LOSS

	2013	2012
	$’000	$’000
Share of associates operating profit	—	757
Amortisation of goodwill on associate	—	(245)
Share of joint ventures operating loss	—	(470)

	—	42

5.	INTEREST PAYABLE AND SIMILAR CHARGES

	2013	2011
	$’000	$’000
Bank loans	1,863	1,306
Shareholder loans	12,784	15,755
Amortisation of capitalised fees	832	486
Other finance income	(22)	—

	15,457	17,547

SPTS TECHNOLOGIES GROUP LIMITED

NOTES TO THE FINANCIAL STATEMENTS

Year ended 31 December 2013

6.	INFORMATION REGARDING DIRECTORS AND EMPLOYEES

The aggregate payroll costs of the company were as follows:

Group	2013 $’000	2012 $’000
Wages and salaries	33,602	36,289
Social security costs	2,299	2,509
Pension costs	808	900
Other benefits	1,655	1,708

	38,364	41,406

Pension contributions for two directors were paid into defined contribution schemes.

The average staff numbers split by function was as follows:

Group	2013 Number	2012 Number
Sales and customer support	37	33
Operations and R&D	377	383
Administration	65	77

	479	493

There were no full-time employees or staff costs in the company during the current financial period.

Group	2013 $’000	2012 $’000
Directors’ emoluments	1,246	2,313
Directors’ pension	—	84

	1,246	2,397

	$’000	$’000
Remuneration of highest paid director
Emoluments	559	1,101

The highest paid director received $nil (2012: $nil) payments into a defined contribution scheme in the current year.

SPTS TECHNOLOGIES GROUP LIMITED

NOTES TO THE FINANCIAL STATEMENTS

Year ended 31 December 2013

7.	SHARE BASED PAYMENTS

Share participation plan

Employees of SPTS UK group in UK and US were offered the right to purchase a beneficial interest in certain C ordinary shares of $0.01 each in the capital of SPTS Technologies Group Limited for $2.01 per C ordinary share. In total 9,720 shares were purchased by SPTS UK group employees under the plan in 2011. A further 5,608 shares were purchased under this arrangement in July 2012.

The grant date fair value as measured under FRS 20 is $2.01 and therefore no additional expense has been recognized in the profit and loss account under FRS 20.

Cash bonus plan

Employees outside of the UK and US were offered the right to participate in a scheme based on an allocation of notional shares for which they paid $2.01 per notional share and will receive a cash bonus related to the value of the notional share at the time of sale. In total 2,476 notional shares were purchased by SPTS UK group employees under this plan in 2011. A further 272 shares were purchased under this arrangement in July 2012. An additional 1,497 of shares were issued to the Trust, these are not allocated to specific individuals.

At the year end the Board of Directors consider that the value of the notional shares remains at $2.01 per share and hence no additional costs have been taken into account in the profit and loss account.

Cash Ratchet

The Articles of Association contain a ratchet whereby, upon the occurrence of certain events, an amount of the A ordinary shares will convert into deferred shares such that the number of B ordinary shares held (when expressed as a percentage of the whole of the issued share capital of the Company) shall increase by up to a maximum of 8% of the entire issued share capital. The trigger event for the application of this ratchet is the repayment of shareholder loan notes and interest by the Company on or before 27 June 2012, with a repayment of $100,000,000 in aggregate resulting in the full 8% ratchet being applied.

On 31 May 2012, SPTS Technologies Holdings Limited redeemed, in aggregate, US$51,767,183 nominal amount of certain of the Bridgepoint Loan Notes and all of the PIK Notes plus all interest that had accrued thereon. On 26 June 2012, SPTS Technologies Holdings Limited redeemed, in aggregate, a further $24,725,335 of the nominal value of the Bridgepoint Loan Notes together with all interest that had accrued thereon. See note 16 for further detail.

Accordingly, an aggregate amount of $85,000,000 of the Bridgepoint loan notes were redeemed on or prior to the first anniversary of the Bridgepoint investment in the group.

The ratchet operated by converting existing A ordinary and C ordinary shares into deferred shares, albeit only the A ordinary shares were diluted. The conversion of the C ordinary shares was to ensure that the percentage of the C ordinary shares remained constant. The net effect of the ratchet was to increase the B ordinary share percentage shareholding by 6.8%.

The Directors of the company hold B ordinary shares and the additional value attributed to the B ordinary shares from, inter alia, this ratchet has been reflected in the original price paid of $3.31 per B Ordinary share and as such the Board of Directors consider this to be fair value under FRS 20 and hence no additional costs have been taken into account in the profit and loss.

SPTS TECHNOLOGIES GROUP LIMITED

NOTES TO THE FINANCIAL STATEMENTS

Year ended 31 December 2013

8.	TAXATION

(a) Analysis of the tax charge in the year

	2013	2012
	$’000	$’000
Current tax
UK Corporation tax	1,179	2,800
Foreign tax current year charge / (credit)	264	(208)
Foreign tax prior year (credit) / charge	(1,847)	749

Total current tax (credit) / charge	(404)	3,341

Deferred tax
Origination and reversal of timing differences	2,937	2,511
Effect of decreased tax rate on opening asset	7	(59)

Total deferred tax	2,944	2,452

Tax charge on profit on ordinary activities	2,540	5,793

(b) Factors affecting the current tax (credit) / charge in the year

The tax credit assessed for the year is lower than the standard rate of corporation tax in the UK. The differences are explained below:

	2013	2012
	$’000	$’000
Profit on ordinary activities before tax	7,701	22,966

	$’000	$’000
Profit on ordinary activities multiplied by the standard rate of corporation tax of 23.25% (2012: 24.5%)	1,790	5,627
Effects of:
Expenses not deductible for tax purposes	3,001	2,146
Difference between capital allowances claimed and depreciation	(797)	(444)
Utilisation of tax losses	(660)	(3,358)
R&D tax credits	(491)	(1,075)
Prior period adjustments	(1,847)	151
Increase in tax losses	—	364
Other Timing Differences	(64)	67
Differences in foreign tax rates on overseas earnings	(7)	(137)
Profit on disposal of fixed assets	(50)	—
Impact of the UK Patent box deduction	(1,279)	—

Group current tax (credit) / charge for the year	(404)	3,341

The tax rate in the current year is a blended rate for the financial year based upon corporation tax rate of 24% from 1 April 2012 and 23% for the tax year from 1 April 2013.

SPTS TECHNOLOGIES GROUP LIMITED

NOTES TO THE FINANCIAL STATEMENTS

Year ended 31 December 2013

8.	TAXATION (continued)

(c) Schedule of movement in deferred tax

	$’000	$’000
Opening deferred tax asset	2,383	4,835
Movement in brought forward losses	(1,935)	(1,992)
Movement of capital allowances in excess of depreciation	(393)	(481)
Movement of depreciation in excess of capital allowance	(559)	—
Movement in overseas deferred tax	(55)	21

Closing deferred tax (liability) / asset	(559)	2,383

(d) Factors that may affect future tax charges

The group earns a high proportion of its profits within the UK.

The main UK tax rate is 20% from 1 April 2015, but the rate used for deferred tax is 13% as a significant proportion of the UK profits fall within the patent box.

9.	INTANGIBLE FIXED ASSETS – DEVELOPMENT COSTS, PATENTS AND TRADEMARKS

2013
Group	$’000
Cost
At 1 January 2013 and 31 December 2013	1,000

Amortisation
At 1 January 2013	(71)
Charge for the year	(50)

At 31 December 2013	(121)

Net book value
At 31 December 2013	879

Net book value
At 31 December 2012	929

SPTS TECHNOLOGIES GROUP LIMITED

NOTES TO THE FINANCIAL STATEMENTS

Year ended 31 December 2013

10.	INTANGIBLE FIXED ASSETS - GOODWILL

2013
Group	$’000
Cost
At 1 January 2013	113,631
Additions (Note 12)	2,095

At 31 December 2013	115,726

Amortisation
At 1 January 2013	(8,008)
Charge for the year	(5,719)

At 31 December 2013	(13,727)

Net book value
At 31 December 2013	101,999

Net book value
At 31 December 2012	105,623

11.	TANGIBLE FIXED ASSETS

Consolidated	Freehold land and buildings $’000	Leasehold improve- ments $’000	Plant and machinery $’000	Fixtures fittings and equipment $’000	Assets under construction $’000	Total $’000
Cost
At 1 January 2013	23,964	587	15,123	4,890	2,265	46,829
Additions	—	112	609	12	7,560	8,293
Reallocated	—	—	5,412	2,421	(7,833)	—
Exchange differences	—	245	1,648	432	(24)	2,301
Disposals	(15,596)	—	(2,993)	(98)	(10)	(18,697)
Transfers	—	—	471	—	—	471

At 31 December 2013	8,368	944	20,270	7,657	1,958	39,197

Depreciation
At 1 January 2013	(13,821)	(285)	(6,677)	(2,681)	—	(23,464)
Charge for the year	(185)	(99)	(2,780)	(720)	—	(3,784)
Exchange differences	—	(246)	(1,409)	(611)	—	(2,266)
Disposals	13,125	—	1,997	97	—	15,219
Transfers	—	—	(471)	—	—	(471)

At 31 December 2013	(881)	(630)	(9,340)	(3,915)	—	(14,766)

Net book value
At 31 December 2013	7,487	314	10,930	3,742	1,958	24,431

At 31 December 2012	10,143	302	8,446	2,209	2,265	23,365

SPTS TECHNOLOGIES GROUP LIMITED

NOTES TO THE FINANCIAL STATEMENTS

Year ended 31 December 2013

12.	INVESTMENTS

	Group	Group	Company	Company
	2013	2012	2013	2012
	$’000	$’000	$’000	$’000
Shares in subsidiary undertaking	—	—	1,954	1,954
Other Investments	6,254	6,254	—	—

	6,254	6,254	1,954	1,954

The principal subsidiaries, associates and joint ventures of the group at 31 December 2013, some of which are held through intermediate holding companies, are:

			Proportion
	Country of		of ordinary
	incorporation/registra-		shares held
Subsidiary undertakings	tion and operation	Principal activity	%
SPTS Technologies Limited*	United Kingdom	Production site for Single Wafer Division systems	100
SPTS Technologies UK Limited*	United Kingdom	Holding company	100
SPTS Technologies Overseas Holdings Limited*	United Kingdom	Dormant holding company for worldwide subsidiaries	100
SPTS Technologies ET Limited*	United Kingdom	Dormant	100
SPTS Technologies GmbH*	Germany	Sales, support and service	100
SPTS Technologies PTE Ltd*	Singapore	Sales, support and service	100
SPTS Technologies PTE Ltd	Malaysia	Sales, support and service	100
(Malaysia branch)
SPTS Technologies PTE Ltd	Korea	Sales, support and service	100
(Korea branch)
SPTS Technologies Ltd (Taiwan)*	Taiwan	Sales, support and service	100
SPTS Technologies (Shanghai) Inc*	China	Sales, support and service	100
SPTS Technologies Inc*	USA	Production site for
		Thermal Division systems	100
SPTS Technologies SAS*	France	Sales, support and service	100
Primaxx Inc*	USA	Production of Primaxx	100
		Division systems
Xactix Inc*	USA	Production of Release Etch	100
		Division systems
SPTS Technologies KK*	Japan	Distribution of SPTS Products	100
SPTS Technologies Holdings Limited	United Kingdom	Holding company	100
SPTS Technologies Investments Limited*	United Kingdom	Holding company	100
SPTS Technologies Sapphire Limited*	United Kingdom	Holding company	100
STS GmbH	Germany	Dormant	100

SPTS TECHNOLOGIES GROUP LIMITED

NOTES TO THE FINANCIAL STATEMENTS

Year ended 31 December 2013

12.	INVESTMENTS (continued)

			Proportion
	Country of		of ordinary
	incorporation/registra-		shares held
	tion and operation	Principal activity	%
SPTS Technologies PTY Ltd.*	Australia	Dormant	100
Other Investments
BluGlass Ltd*	Australia	Research and Development	22
SPT Technologies Co., Ltd.*	Japan	Sales, support and service	5

*	Investments are held by subsidiary entities in the group

Group
Other Investments	$’000
Share of net assets/cost

At 1 January and 31 December 2013	6,254

On 24 July 2012, the group agreed terms with BluGlass Limited (BG) to transfer SPTS Technologies UK Limited’s shareholding in EpiBlu Technologies Pty Ltd (EB) in return for an additional 5% of the fully diluted share capital of BG such that SPTS Technologies UK Limited’s aggregate shareholding in BG would be 24.9%. On and from registration, the risk attaching to the sale shares will be taken to have passed as at 30 June 2012. The agreement was subject to BG shareholder approval which was subsequently obtained. As a result of ceasing to hold any shares in EB, the joint venture agreement entered into on 30 August 2010 between BG, EB and SPTS Technologies UK Limited was terminated. The associate has been treated as an Other investment as the group does not hold any significant long term influence as a result of the disposal of EB.

On 21 December 2012 BG completed a capital raising exercise in which the group did not participate. Accordingly the SPTS Technologies UK Limited’s shareholding in BG was diluted to 22.45%.

During 2013 BG issued further shares which the group did not participate in. The result being a further dilution on SPTS shareholding to 22.14%

The accumulated cost of both EpiBlu (Joint Venture) and BluGlass (Associate) of $5,597,000 was transferred to Investments on 30 June 2012. The difference between the cost held in the consolidated financial statements to the cost held in SPTS Technologies UK Ltd being the amounts taken to the profit and loss account in the consolidated financial statements via the equity accounting method and any provision for impairment in the financial statements.

SPTS TECHNOLOGIES GROUP LIMITED

NOTES TO THE FINANCIAL STATEMENTS

Year ended 31 December 2013

12.	INVESTMENTS (continued)

On 18 June 2013 the group acquired 100% of the issued share capital of Xactix Inc. The following table sets out the book values of the identifiable assets and liabilities acquired and their fair value to the Group:

	Book value	Fair value adjustments	Fair value to Group
	$	$	$
Fixed assets	34,234	(34,234)	—
Cash	146,491	—	146,491
Stock	198,734	(30,000)	168,734
Debtors	122,432	(1,472)	120,960
Trade Creditors	(32,830)	—	(32,830)
Accruals	(138,853)	(345,859)	(484,712)
Long term liabilities	(84,941)	(45,000)	(129,941)

Net assets	245,267	(456,565)	(211,298)

Goodwill (Note 10)			2,095,189

			1,883,891

Satisfied by
Cash			1,783,891
Acquisition fees			100,000

			1,883,891

Details of the fair value adjustments are as follows:

Fair value adjustments were necessary -

1.	To write down fixed assets not deemed usable within the business ($34,234)

2.	Obsolete stock written off ($30,000)

3.	To provide additional accruals required for dilapidations, safety certificate, legal costs and bonuses plus an element of deferred revenue ($345,859)

4.	To increase the warranty provision in line with expected future costs ($45,000)

SPTS TECHNOLOGIES GROUP LIMITED

NOTES TO THE FINANCIAL STATEMENTS

Year ended 31 December 2013

13.	STOCK

	Group	Group
	2013	2012
	$’000	$’000
Raw materials and consumables	24,147	22,682
Work in progress	10,964	5,873
Finished Goods	3,304	2,265

	38,415	30,820

14.	DEBTORS

	Group	Group	Company	Company
	2013	2012	2013	2012
	$’000	$’000	$’000	$’000
Amounts falling due within one year:
Trade debtors	48,099	64,597	—	—
Amounts owed by group undertakings	—	—	6,247	6,096
VAT	663	2,480	—	—
Deferred tax	—	2,383	—	—
Other debtors	156	114	34	34
Prepayments and accrued income	5,786	4,032	—	—

	54,704	73,606	6,281	6,130

A deferred tax asset is recognised as follows:

	2013	2012
	$’000	$’000
Tax losses available	—	1,935
Capital allowances in excess of depreciation (Note 8)	—	393
Other timing differences	—	55

	—	2,383

There are no amounts of deferred taxation assets not recognised in the financial statements.

Note that of the $1,935,000 of tax losses available in 2012 above, $907,000 has been released to the P&L (note 8) and $1,028,000 has been offset against amounts paid, held in creditors (note 15) in the prior year.

SPTS TECHNOLOGIES GROUP LIMITED

NOTES TO THE FINANCIAL STATEMENTS

Year ended 31 December 2013

15.	CREDITORS: AMOUNTS FALLING DUE WITHIN ONE YEAR

	Group	Group
	2013	2012
	$’000	$’000
Trade creditors	15,846	16,282
Corporation Tax	512	3,412
Other taxation and social security	1,225	2,293
Obligations under finance lease and hire purchase contracts	300	121
Accruals and deferred income	12,962	19,132

	30,845	41,240

16.	CREDITORS: AMOUNTS FALLING DUE AFTER MORE THAN ONE YEAR

	Group	Group	Company	Company
	2013	2012	2013	2012
	$’000	$’000	$’000	$’000
Bank Loans
Term Loan A	17,570	29,190	—	—
Term Loan B	35,000	35,000	—	—
Capitalised Fees	(2,011)	(2,843)	—

	50,559	61,347	—	—
Shareholder loans	118,990	131,206	6,236	6,085
Obligations under finance leases and hire purchase contracts	504	203	—	—

	170,053	192,756	6,236	6,085

Borrowings are repayable as follows:

	$’000	$’000	$’000	$’000
Bank Loans
Between one and two years	15,846	21,534	—	—
Between two and five years	34,713	39,813	—	—

	50,559	61,347	—	—

Shareholder loans
After five years	118,990	131,206	6,236	6,085

	118,990	131,206	6,236	6,085

SPTS TECHNOLOGIES GROUP LIMITED

NOTES TO THE FINANCIAL STATEMENTS

Year ended 31 December 2013

16.	CREDITORS: AMOUNTS FALLING DUE AFTER MORE THAN ONE YEAR (continued)

	Group	Group
	2013	2012
	$’000	$’000
Finance Leases
Between one and two years	260	121
Between two and five years	244	82

	504	203

As of 31 December 2013, the group’s shareholder loans with Bridgepoint Europe IV (Nominees) Limited were:

•	$95,047,000 (2012: $95,047,000) unsecured redeemable loan notes (known as the Investment Loan Notes 2020). These notes have an applicable interest rate of 10.1 per cent and were issued on 27 June 2011. Interest accrued to 31 Dec 2013 was $17,706,000 (2012: $15,015,000). PIK notes have been issued in respect of accrued interest.

•	$Nil (2012: $14,330,000) unsecured redeemable loan notes (known as the Senior Shareholder Loan Notes 2020). These notes have an applicable interest rate of 9.9 per cent and were issued on 27 June 2011 and 1 August 2011 respectively. Interest accrued to 31 Dec 2013 was $nil (2012: $729,000). The loans were fully repaid on 30 September 2013

The above loan notes are listed on the Channel Island Stock Exchange (CISX) and as such are freely tradable. The loan notes are repayable on 30 June 2020. The Senior Shareholder Loan Note has priority on repayment.

As of 31 December 2013, the group’s shareholder loans with SPP were:

•	$4,953,000 (2012: $4,953,000) unsecured redeemable loan. These notes have an applicable interest rate of 10.1 per cent and were issued on 1 August 2011. Interest accrued to 31 Dec 2013 was $1,284,000 (2012: $1,132,000). Interest of $3,170,000 accrues to 30 June 2016 and is repayable in full if SPTS Group was to be sold or floated on a stock exchange before that date.

On 30 September 2013 the group repaid the remaining $16.2 million of its Senior shareholders loans to Bridgepoint Europe IV (Nominees) Limited. This included all accrued interest to date.

On 11th October 2013 the group repaid $8.2 million of its investment PIK notes to Bridgepoint Europe IV (Nominees) Limited.

On 11th October 2013 the group repaid $0.6m of accrued interest on the unsecured redeemable loan to SPP Co. Ltd.

SPTS TECHNOLOGIES GROUP LIMITED

NOTES TO THE FINANCIAL STATEMENTS

Year ended 31 December 2013

17.	PROVISIONS FOR LIABILITIES

	Deferred tax $’000	Warranty $’000	Total $’000
At 1 January 2013	—	3,206	3,206
Utilised and released to profit and loss	—	(3,075)	(3,075)
Additional provision	—	2,292	2,292
Movement in deferred tax (note 8)	559	—	559

At 31 December 2013	559	2,423	2,982

The warranty provision relates to the expected costs of providing repairs and spares under warranty agreements given to customers. Warranty terms are generally one year from the sale of the related product.

18.	CALLED UP SHARE CAPITAL

	1 cents		1 cents
	Ordinary		ordinary
	Shares	2013	shares	2012
Group and Company	No.	$’000	No.	$’000
Called up, allotted and fully paid
A Ordinary shares	437,450	4	437,450	4
B Ordinary shares	238,833	3	238,833	3
C Ordinary shares	102,099	1	102,099	1
Deferred Ordinary shares	221,191	2	211,191	2

	999,573	10	999,573	10

A, B and C Ordinary Shares rank pari passu in terms of dividends and voting rights.

On 17 July 2012 a nominee Trust for the employees of the group subscribed for 5,880 C ordinary shares, for the share participation plan and the cash bonus plan, in the company for cash consideration of $11,275.

On 18 July 2012 the ratchet of shares operated (see note 7) whereby 192,550 A Ordinary shares and 28,641 C Ordinary shares were converted to 221,191 deferred shares.

On 8 November 2012 a nominee Trust for the employees of the group subscribed for 1,497 C ordinary shares, for the share participation plan and the cash bonus plan, in the company for cash consideration of $15.

SPTS TECHNOLOGIES GROUP LIMITED

NOTES TO THE FINANCIAL STATEMENTS

Year ended 31 December 2013

19.	RECONCILIATION OF MOVEMENT IN SHAREHOLDERS’ FUNDS AND STATEMENT OF MOVEMENTS ON RESERVES

Group	Issued share capital $’000	Share premium account $’000	Foreign Exchange Reserve $’000	Profit and loss account $’000	Total 2013 $’000	Total 2012 $’000
At beginning of year	10	1,989	(1,462)	29,773	30,310	14,590
Issue of ordinary share capital	—	—	—	—	—	11
Foreign exchange adjustment	—	—	(5)	—	(5)	(1,464)
Profit for the financial year	—	—	—	5,161	5,161	17,173

At end of year	10	1,989	(1,467)	34,934	35,466	30,310

Company	Issued share capital $’000	Share premium account $’000	Total 2013 $’000	Total 2012 $’000
At 1 January 2013	10	1,989	1,999	1,989
Issue of ordinary share capital	—	—	—	10

At 31 December 2013	10	1,989	1,999	1,999

20.	OBLIGATIONS UNDER LEASES AND HIRE PURCHASE CONTRACTS

Amounts due under finance leases and hire purchase contracts:

Group	Total 2013 $’000	Total 2012 $’000
Amounts payable:
Within one year	300	121
In two to five years	504	203

	804	324

SPTS TECHNOLOGIES GROUP LIMITED

NOTES TO THE FINANCIAL STATEMENTS

Year ended 31 December 2013

20.	OBLIGATIONS UNDER LEASES AND HIRE PURCHASE CONTRACTS (continued)

Annual commitments under non-cancellable operating leases are as follows:

	2013		2012
Group	Land and buildings $’000	Other $’000	Land and buildings $’000	Other $’000
Expiry date
- within one year	69	61	72	95
- between two and five years	586	287	447	399
- after five years	—	—	34	—

	655	348	553	494

Leases of land and buildings are typically subject to rent reviews at specified intervals and provide for the lessee to pay all insurance, maintenance and repair costs.

21.	NOTES TO THE STATEMENT OF CASH FLOWS

(a) Reconciliation of operating profit to net cash inflow from operating activities

	2013	2012
	$’000	$’000
Group operating profit	23,158	40,471
Depreciation and impairment of tangible assets	3,784	5,108
Amortisation of patents	50	50
Amortisation of goodwill	5,719	5,667
Gain on disposal of tangible fixed asset	(282)	(139)
Provision for maintenance warranties utilised	(783)	(2,262)
Movement in debtors	17,129	(15,689)
Movement in stock	(7,595)	19,713
Movement in creditors	(7,495)	(10,038)

Net cash inflow from operating activities	33,685	42,881

SPTS TECHNOLOGIES GROUP LIMITED

NOTES TO THE FINANCIAL STATEMENTS

Year ended 31 December 2013

21.	NOTES TO THE STATEMENT OF CASH FLOWS (CONTINUED)

(b) Analysis and reconciliation of net debt

	1 January 2013 $’000	Cash flow $’000	Other non- cash changes $’000	31 December 2013 $’000
Cash in hand and at bank	26,915	(14,251)	—	12,664
Bank Loans	(61,347)	13,464	(2,676)	(50,559)
Shareholder loans	(131,206)	25,000	(12,784)	(118,990)
Other	(324)	184	(664)	(804)

Net debt	(165,962)	24,397	(16,124)	(157,689)

Non-cash movements

During the year the group accrued interest to Bridgepoint and SPP as described in note 16 which does not result in any cash movements.

22.	PENSIONS

The group operates a personal pension plan. Each employee-member has his or her own policy within the plan to which contributions are made at a defined percentage of pensionable salary. The assets of each of these policies are separately administered and are entirely separate from those of the group.

Total contributions to the pension plan for the year ended 31 December 2013 were $808,000 (2012: $900,000).

23.	RELATED PARTY TRANSACTIONS

During the prior year the group recharged costs in the ordinary course of business associated with research and development expenses incurred and capital equipment acquired on behalf of EpiBlu Technologies Pty Ltd, a company which was 49% owned by SPTS Technologies UK Limited for part of the prior year. There have been no such arrangements in the current year. Costs recharged amounted to $Nil (2012 : $504,000). No amounts are outstanding (2012 - $Nil)

During the year the group recharged costs in the ordinary course of business to BluGlass Limited, a company that is an associate of SPTS Technologies UK Limited, at an amount of $35,499 (2012: $42,371). Amounts owed to the group, shown in trade debtors at 31 December 2013 are $Nil (2012: $42,371).

Shareholder loans are described in note 16.

During the year the group incurred costs of $269,461 (2012: $384,000) payable to Bridgepoint Europe IV (Nominees) Limited. Amounts owed by the group, shown in accruals at 31 Dec 2013 are $100,000 (2012: $100,000).

SPTS TECHNOLOGIES GROUP LIMITED

NOTES TO THE FINANCIAL STATEMENTS

Year ended 31 December 2013

24.	DERIVATIVES NOT INCLUDED AT FAIR VALUE

The Group has derivatives which are not included at fair value in the accounts:

	2013 $’000	2012 $’000
Fair value gain on forward foreign exchange contracts	398	454

The Group uses the derivatives to hedge its exposures to changes in foreign currency exchange rates. The fair values are based on market values of equivalent instruments at the balance sheet date.

25.	CONTINGENT LIABILITIES

1.	At 31 December 2013, the group had given guarantees of $1.0 million (2012: $1.6m) in respect of performance bonds given in the normal course of trade to customers. These expire in 2014.

2.	At 31 December 2013, the group had given guarantees of $2.0 million (2012 : $1.9m) in respect of a guarantee on deferred duty in the normal course of trade. There is no expiry on this guarantee.

26.	REVISION OF FINANCIAL STATEMENTS

The directors of the Company have noted that the Consolidated Cash Flow Statement that was presented in the original financial statements for the year ended 31 December 2013 was not prepared under United Kingdom Generally Accepted Accounting Policies. As a result the directors of the Company have chosen to withdraw the original financial statements and prepare revised financial statements which include a revised Consolidated Cash Flow Statement. These revised financial statements are considered to be the statutory accounts for the year ended 31 December 2013. The revised financial statements have been prepared as at the date of the original financial statements and not as at the date of revision and accordingly do not deal with events between those two dates.

In addition to the revised Consolidated Cash Flow Statement the directors have also chosen to amend the notes to the accounts affected by the changes in the Consolidated Cash Flow Statement. The revised Consolidated Cash Flow Statement and the revised financial statements also include additional disclosures and amendments in note 21 to the revised financial statements.

SPTS Technologies Group Limited

Period ending 31 March 2014

Unaudited Quarterly Financial Statements

Basis of preparation

The financial statements comprise the unaudited consolidated balance sheets and related unaudited consolidated profit and loss statements and unaudited cashflow statements prepared in accordance with UK GAAP on a consistent basis with those accounting policies used in the preparation of the relevant audited financial statements.

SPTS Technologies Group Limited

Profit and Loss Account at 31 March 2014

	3 months ended		12 months ended
	31 March	31 March	31 December
	2014	2013	2013
	$‘000	$‘000	$‘000
Turnover	36,013	37,744	155,709
COGS	(18,171)	(19,646)	(79,410)

Gross Profit	17,842	18,098	76,299
Operating Costs	(12,807)	(13,965)	(53,141)

Profit on ordinary activities before finance charges	5,035	4,133	23,158
Interest payable and similar charges	(3,591)	(3,971)	(15,457)

Profit on ordinary activities before taxation	1,444	162	7,701
Tax on profit on ordinary activities	(504)	(27)	(2,540)

Profit for the financial period	940	135	5,161

Statement of Total Recognised Gains and Losses
Profit/(loss) for the financial year	940	135	5,161
Currency translation differences on foreign currency net investments	(39)	(282)	(5)

	901	(147)	5,156

Reconciliation to EBITDA per mangement accounts
Profit on ordinary activities before finance charges	5,035	4,133	23,158
Exceptional items—transaction costs	—	159	1,644
Depreciation	1,123	846	3,784
Amortisation	1,443	1,417	5,769
Foreign exchange (gain)/loss	(306)	245	756
Other income	73	9	—

EBITDA	7,368	6,809	35,111

SPTS Technologies Group Limited

Consolidated Balance Sheet at 31 March 2014

	31 March	31 December
	2014	2013
	$‘000	$‘000
FIXED ASSETS
Intangible assets
Development Costs Patents and Trademarks	867	879
Goodwill	100,555	101,999
Tangible assets	26,978	24,431
Investments	6,262	6,254

	134,662	133,563
CURRENT ASSETS
Stocks	33,829	38,415
Debtors	59,136	54,704
Cash at bank and in hand	13,089	12,664

	106,054	105,783
CREDITORS: amounts falling due within one year	(27,662)	(30,845)

NET CURRENT ASSETS	78,392	74,938

TOTAL ASSETS LESS CURRENT LIABILITIES	213,054	208,501
Creditors: amounts falling due after more than one year	(173,846)	(170,053)
PROVISIONS FOR LIABILITIES	(2,842)	(2,982)

NET ASSETS	36,366	35,466

CAPITAL AND RESERVES
Called up share capital	10	10
Share Premium Account	1,989	1,989
Foreign Exchange Reserve	(1,507)	(1,468)
Profit and loss account	35,874	34,934

SHAREHOLDERS’ FUNDS	36,366	35,466

SPTS Technologies Group Limited

Cashflow at 31 March 2014

	3 months ended		12 months ended
	31 March	31 March	31 December
	2014	2013	2013
	$‘000	$‘000	$‘000
Net cash inflow from operating activities	4,578	13,696	33,685

Returns on investments and servicing of finance
Interest paid	(77)	(512)	(1,863)

	(77)	(512)	(1,863)

Taxation
Corporation tax paid	—	(1,715)	(2,295)

	—	(1,715)	(2,295)

Investing activities
Payments to acquire tangible assets	(3,858)	(2,799)	(8,293)
Receipts from sales of tangible assets	—	—	2,781

	(3,858)	(2,799)	(5,512)

Acquisitions and disposals
Payments to acquire investments	—	—	(1,883)

Financing
Proceeds from new borrowings			—
Repayment of long term loans	—	—	(36,620)
Transaction costs of refinancing	—	—	—
Interest paid	—	—	—

	—	—	(36,620)

(Decrease)/Increase in cash	643	8,670	(14,488)

Exchange differences	(218)	434	237
Cash & cash equivalents from beginning period	12,664	26,915	26,915

Cash & cash equivalents at closing	13,089	36,019	12,664

Reconciliation of operating profit to net cash inflow from operating activities
Group operating profit	5,035	4,133	23,158
Depreciation and impairment of tangible assets	1,123	846	3,784
Amortisation of patents	13	13	50
Amortisation of goodwill	1,430	1,404	5,719
Gain on disposal of PPE	—	—	(282)
Share of post tax (profit)/loss of associates and joint ventures			0
Provision for maintenance warranties utilised	(144)	(319)	(783)
Movement in debtors	(4,432)	10,864	17,129
Movement in stock	4,586	862	(7,595)
Movement in creditors	(3,033)	(4,107)	(7,495)

Cash generated from operations	4,578	13,696	33,685

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORBOTECH LTD.

(Registrant)

By:	/s/ Doron Abramovitch
Doron Abramovitch
Corporate Vice President and
Chief Financial Officer

Date: July 15, 2014